UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 5, 2022, Global Blue Group Holding AG (the “Company”) entered into an investment agreement (the “Investment Agreement”) with CK Opportunities Fund I, LP (the “Investor Holder”) whereby the Investor Holder has agreed to subscribe for and purchase (i) up to $180 million of new registered series B preferred shares of the Company with a nominal value of CHF 0.01, each of which is convertible into registered common shares of the Company (the “Series B Preferred Shares”), comprising 21,176,470 Series B Preferred Shares at a per share purchase price of $8.50, and (ii) up to $45 million of registered common shares of the Company with a nominal value of CHF 0.01, comprising 8,587,786 common shares at a per share purchase price of $5.24, in one or more private transactions, subject to the terms and conditions set forth therein (the “Transaction”). The Transaction will result in aggregate gross proceeds of $225 million to the Company.

The Series B Preferred Shares will have the same voting, dividend and other rights that apply to common shares of the Company. In addition, an annual dividend of 5%, in the form of additional Series B Preferred Shares to be paid in-kind, will be payable on the Series B Preferred Shares, subject to shareholder approval and any applicable mandatory legal requirements. The Series B Preferred Shares may be converted (i) by the Company on or after the first anniversary of the closing of the Series B Preferred Shares or upon a change of control transaction, subject to certain conditions, or (ii) by the Investor Holder at any time on or after six months following the initial closing of the Series B Preferred Shares, in each case of clauses (i) and (ii), in whole or in part, into common shares of the Company on a one-for-one basis, subject to certain customary anti-dilution adjustments. In addition, the Company may call all or a portion of the Series B Preferred Shares on and after the fifth anniversary of the closing of the Series B Preferred Shares or upon a change of control transaction, subject to certain conditions.

The Transaction is subject to (i) the receipt of shareholder approvals of certain items to be put to the shareholders of the Company for approval in connection with the Transactions, including certain amendments to the Articles of Association of the Company and future resolutions related to the Series B Preferred Shares (the “Shareholder Resolution Agenda”), (ii) the amendment of the organizational regulations of the Company to provide the Investor Holder with consent rights with respect to certain limited reserved matters, (iii) the receipt of a certain tax ruling with respect to the Series B Preferred Shares, (iv) the receipt of certain regulatory approvals and (v) other customary closing conditions. The Investor Holder shall have the right to nominate one board member and one non-voting board observer following the initial closing of the Series B Preferred Shares, subject to certain conditions.

In connection with the Transaction, SL Globetrotter, L.P. and Global Blue Holdings L.P. also entered into a voting agreement with the Investor Holder relating to, among others, an agreement to vote in favor of the Shareholder Resolution Agenda.

A copy of the Investment Agreement is furnished herewith as Exhibit 10.1 and incorporated herein by reference. The above description of the Investment Agreement is qualified in its entirety by reference to such exhibit.

The Company’s press release announcing the Transaction is attached hereto as Exhibit 99.1.

This report on Form 6-K and Exhibit 10.1 shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2022
GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
10.1	Investment Agreement, dated May 5, 2022, by and between Global Blue Group Holding AG and CK Opportunities Fund I, LP.
99.1	Press Release, dated May 6, 2022

INVESTMENT AGREEMENT
INVESTMENT AGREEMENT (this “Agreement”) is dated as of 5 May 2022 by and between (i) Global Blue Group Holding AG, a Swiss corporation (the “Company”), and (ii) CK Opportunities Fund I, LP (the “Investor Holder”).
Recitals
WHEREAS, this Agreement is being entered into in connection with the Company seeking a commitment (the “Subscription”) from the Investor Holder to acquire certain Series B Preferred Shares and Common Shares (each as defined below), in a private transaction in which the Company expects to raise an aggregate amount of up to US$225,000,000.
WHEREAS, the Acquired Shares (as defined below) will be issued out of the authorized share capital pursuant to the Articles (as defined below) and the Investor Holder is a qualified institutional investor, based outside Switzerland.
NOW, THEREFORE, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the Investor Holder and the Company agree as follows:
Agreement
1.Defined Terms.
Certain capitalized terms are used in this Agreement with the meanings set forth below in this Clause 1:
“Acquired Shares” means the Common Acquired Shares or the Preferred Acquired Shares.
“Affiliate” means with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise, provided that no portfolio company controlled by funds managed directly or indirectly by the Investor Holder, Certares Opportunities LLC, Knighthead Opportunities Capital Management, LLC or any of their respective Affiliates shall be deemed or considered to be an “Affiliate” of the Investor Holder.
“Affiliate Joinder Agreement” means an affiliate joinder agreement, substantially in the form set out in Schedule F.
“Aggregate Purchase Price” means the Common Aggregate Purchase Price and the Preferred Aggregate Purchase Price.
“agreed form” means a document, the terms of which have been approved by the parties and a copy of which has been identified as such and exchanged on email by or on behalf of each party by their professional advisers.
“Anti-Corruption Laws” means all laws of any jurisdiction applicable to the Company or its Subsidiaries from time to time prohibiting bribery or corruption or money laundering (including the Bribery Act 2010 and the United States Foreign Corrupt Practices Act of 1977).

“Articles” means the Articles of Association of the Company, as amended from time to time.

“Articles Amendment” has the meaning set forth in Clause 5.1(a).
“Board of Directors” means the board of directors of the Company.
“Board Observer” has the meaning set forth in Clause 12.1(b).
“BOI Authorization” has the meaning set forth in Clause 4.1(j).
“Business Day” means any day of the year, other than a Saturday or Sunday, on which national banking institutions in New York, New York, London, England, and Zurich, Switzerland are generally open to the public for conducting business.
“Cancelled Series B Preferred Shares” has the meaning set forth in Clause 4.7.
“Capital Increase” has the meaning set forth in Clause 6.5(c).
“Capital Reduction” has the meaning set forth in Clause 4.7.
“Change of Control” has the meaning set forth in the Conversion Agreement.
“Closing” means a Common Closing or a Preferred Closing.
“Closing Date” means a Common Closing Date or a Preferred Closing Date.
“CO” has the meaning set forth in Clause 4.7.
“Commercial Register Registration” means the registration of the Articles Amendment in the commercial register of the Canton of Zurich and the publication of the registration in the Swiss Official Gazette of Commerce.
“Common Acquired Shares” has the meaning set forth in Clause 2.
“Common Aggregate Purchase Price” has the meaning set forth in Clause 2(d).
“Common Closing” has the meaning set forth in Clause 2(d).
“Common Purchase Price” means US$5.24 per Common Share.
“Common Shares” means the registered common shares with a nominal value of CHF 0.01 each of the Company (or any successor of the Company by combination of shares, recapitalization, merger, consolidation or other reorganization) and any shares into which any such Common Shares shall have been changed or any shares resulting from any reclassification of any such Common Shares.
“Company Fundamental Representations and Warranties” means the representations and warranties of the Company in Clauses 8.1(a) (Existence and Power) to (h) (Consents and Approvals).
“Conditional Reserved Matters” means the Reserved Matters in paragraphs 4.5(d) and (e) of the Organizational Regulations Amendment.
“Confidential Information” has the meaning given in Clause 15.
“Confirmation Date” has the meaning set forth in Clause 4.7.

“Conversion Agreement” means the conversion agreement between the Company and the Investor Holder in the agreed form to be entered into on or about the date of the Preferred First Closing.
“Data Room” means the “Project Globetrotter” virtual data room established by or on behalf of the Company in relation to the Subscription hosted by Datasite.
“Disclosed Materials” means each of (i) the Disclosure Schedule; (ii) the material and information disclosed in the SEC Filings on or prior to the date of this Agreement; and (iii) the contents of this Agreement and any document referred to in, or entered into pursuant to, this Agreement.
“Disclosing Party” has the meaning set forth in Clause 15.
“Disclosure Schedule” means the disclosure schedules of the Company set out in Schedules D and D-1 containing disclosures against the representations and warranties of the Company in Clause 8.2.
“EGM Invitation” means the invitation to the Extraordinary General Meeting resolving inter alia on the Articles Amendment, to be issued as agreed between the parties (except as relating to technical instructions and the explanations provided in support of each agenda item).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Extraordinary General Meeting” means a duly convened extraordinary general meeting of the stockholders of the Company.
“Extraordinary General Meeting Approval” means (i) the approval of the Articles Amendment; and (ii) the election of the Investor Director with effect from the Preferred First Closing, in each case by the Extraordinary General Meeting.
“Final Common Closing” has the meaning set forth in Clause 2(d).
“First Common Closing” has the meaning set forth in Clause 2(a).
“Governmental Authority” means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with the US, a foreign government or any political subdivision thereof, including any applicable supranational body (such as the European Union or the European Central Bank).
“Group” means the Company and its Subsidiaries.
“Indebtedness” means, without duplication, (a) all obligations of the Company or any of its Subsidiaries for borrowed money, (b) all obligations of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes or similar instruments, (c) all letters of credit and letters of guaranty in respect of which the Company or any of its Subsidiaries is an account party, to the extent funded, and (d) all guarantees by the Company or any of its Subsidiaries of any Indebtedness (as described in clauses (a) through (d) of this definition) of any other Person. Notwithstanding anything herein to the contrary, Indebtedness shall not include Indebtedness due to or from the Company or any of the Company’s Subsidiaries to the Company or any of the Company’s other Subsidiaries.
“Initial Common Closing” has the meaning set forth in Clause 2(c).

“Investor Director” has the meaning set forth in Clause 12(a).
“Joinder Agreement” has the meaning set forth in the Conversion Agreement.
“Law” means any statute, law, legislation, subordinate legislation, constitutional provision, code, regulation, ordinance, instrument, by-law, rule, decision, order, writ, injunction, decree, permit, concession, grant, directive, binding guideline or policy, requirement of, or other governmental restriction of or determination by, any Governmental Authority or any official interpretation of any of the foregoing by any Governmental Authority.
“Legal Opinion” means a legal opinion relating to the valid issuance of the relevant Acquired Shares, in the agreed form.
“Longstop Date” means the date that is six (6) months after the date of this Agreement, which shall be extendable by a further three (3) months if required for the BOI Authorization or the Regulatory Condition, or such other date as may be agreed in writing between the Investor Holder and the Company.
“Material Adverse Effect” has the meaning set forth in Clause 8.1(e).
“Material Subsidiary” means any Subsidiary of the Company that represents more than five per cent. (5%) of the greater of (i) total assets of the Group (on a consolidated basis) as of the last day of the most recent fiscal quarter for which financial statements are available and (ii) revenue of the Group (on a consolidated basis) for the last four fiscal quarters for which financial statements are available.
“Minimum Common Closing Threshold” means 1,908,396 Common Shares.
“Nominated Affiliate” has the meaning given in Clause 16(b).
“Non-Disclosing Party” has the meaning given in Clause 15.
“OFAC” means The U.S. Treasury Department’s Office of Foreign Assets Control.
“Organizational Regulations” means the organizational regulations (Organisationsreglement) of the Company, as amended from time to time.
“Organizational Regulations Amendment” means the amendment to the Organizational Regulations to reflect certain changes, including reserved matters in connection with the Preferred Acquired Shares (“Reserved Matters”) with effect from the Preferred First Closing or the Preferred Second Closing, substantially in the form attached as Schedule C.
“Person” means any individual, company, corporation, firm, partnership, limited liability company, trust or any other business, entity or person, whether or not recognized as constituting a separate legal entity, or Governmental Authority.
“PG Shareholder” has the meaning set forth in the Voting Agreement.
“Preferred Acquired Shares” has the meaning set forth in Clause 2(e).
“Preferred Aggregate Purchase Price” means US$180,000,000.
“Preferred First Acquired Shares” has the meaning set forth in Clause 2(e).
“Preferred First Closing” has the meaning set forth in Clause 6.3.

“Preferred First Closing Date” has the meaning set forth in Clause 6.3.
“Preferred Purchase Price” means US$8.50 per Preferred Acquired Share.
“Preferred Closing” means the Preferred First Closing and the Preferred Second Closing.
“Preferred Closing Date” means the Preferred First Closing Date and the Preferred Second Closing Date.
“Preferred Second Acquired Shares” has the meaning set forth in Clause 2(e).
“Preferred Second Closing” has the meaning set forth in Clause 6.3.
“Preferred Second Closing Date” has the meaning set forth in Clause 6.3.
“Purchase Price” means the Common Purchase Price or the Preferred Purchase Price.
“Qualified Acquisition” means any acquisition by the Company or any of its Subsidiaries of equity interests or assets of another Person, whether through a share deal, an asset deal, a merger, a consolidation, another business combination or a similar transaction, of which the signing of a definitive acquisition agreement or similar agreement occurs on or prior to the Longstop Date.
“Registration Rights Agreement” means the registration rights agreement relating to registration of the Common Acquired Shares and the Underlying Shares between the Company and the Investor Holder in the agreed form.
“Regulatory Authority” has the meaning set forth in Clause 4.2.
“Regulatory Condition” has the meaning set forth in Clause 4.2.
“Resale Restriction Termination Date” means, with respect to the Acquired Shares (including any underlying Common Shares issued upon conversion of any Preferred Acquired Shares), six (6) months after the relevant Closing of such shares.
“Sanctioned Country” means any country or territory that is a target of territory-wide or country-wide Sanctions (currently Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine).
“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated blocked Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other applicable sanctions authority, (b) any Person operating, organized or resident in a Sanctioned Country, (c) any Person otherwise the subject or target of Sanctions, (d) any Person owned or controlled by any such Person or Persons described in clauses (a), (b) and (c).
“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government (including those administered by OFAC), the European Union, Her Majesty’s Treasury, the Swiss State Secretariat for Economic Affairs, or other applicable sanctions authority.
“SEC” means the Securities and Exchange Commission of the United States.
“SEC Filings” means the Company’s filings with the SEC that are publicly available at the SEC’s website at www.sec.gov.

“Second Common Closing” has the meaning set forth in Clause 2(b).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder from time to time in effect.
“Series A Special Meeting” means a duly convened special meeting of the holders of Series A Preferred Shares with a majority of votes present at the meeting.
“Series A Special Meeting Approval” has the meaning set forth in Clause 5.1(b).
“Series A Special Meeting Invitation” means the invitation to the Series A Special Meeting resolving on the issuance of the Series B Preferred Shares.
“Series A Preferred Shares” means the registered series A convertible preferred shares with a nominal value of CHF 0.01 each of the Company (or any successor of the Company by combination of shares, recapitalization, merger, consolidation or other reorganization) and any share into which any such Series A Preferred Shares shall have been changed or any shares resulting from any reclassification of any such Series A Preferred Shares.
“Series B EGM Resolution” has the meaning set forth in Clause 4.7.
“Series B Preferred Shares” means the registered series B convertible preferred shares with a nominal value of CHF 0.01 each of the Company (or any successor of the Company by combination of shares, recapitalization, merger, consolidation or other reorganization) and any share into which any such Series B Preferred Shares shall have been changed or any shares resulting from any reclassification of any such Series B Preferred Shares.
“SL Shareholder” has the meaning set forth in the Voting Agreement.
“Subscription Amount” means the aggregate amount determined in accordance with the following formula: (the number of the relevant Acquired Shares subscribed for by the Investor Holder pursuant to the terms of this Agreement multiplied by the nominal value per Acquired Share).
“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company, and the Company's Subsidiaries include the entities listed at Schedule E.
“Swiss Tax Ruling” means a tax ruling request regarding the tax treatment of the Series B Preferred Shares, the payment of the PIK Dividend (as defined in the Conversion Agreement), and their conversion into Common Shares or repurchase for cash, pursuant to the terms and conditions of the Conversion Agreement prepared at the Company's cost and expense, in the agreed form.
“Tax Return” means any return, report or statement filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedules, attachments or amendments thereto.

“Taxes” means any and all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings (including backup withholding), fees, or other similar charges imposed by any Governmental Authority responsible for the imposition or collection of any Tax and any interest, fines, penalties, or additions to tax with respect to the foregoing.
“Third Common Closing” has the meaning set forth in Clause 2(c).
“Underlying Shares” means the underlying Common Shares that may be issued upon conversion of the Preferred Acquired Shares in accordance with the Conversion Agreement.
“Voting Agreement” means the voting agreement between the Investor Holder, SL Globetrotter L.P., and Global Blue Holding LP, in the agreed form.
“Voting Stock” has the meaning set forth in the Voting Agreement.
2.Subscription. The Investor Holder hereby agrees to subscribe and pay the Purchase Price for and acquire, and the Company hereby agrees, subject to the receipt of the associated Purchase Price, to issue and deliver to the Investor Holder:
a.at the first subscription and issue of the Common Acquired Shares, such number of Common Shares as indicated by the Company to the Investor Holder (such number not to be less than the Minimum Common Closing Threshold) in a written notice given by the Company to the Investor Holder no less than seven (7) Business Days prior to such closing (the “First Common Closing”);
b.at the second Common Closing (if any), such number of Common Shares as indicated by the Company to the Investor Holder (such number not to be less than the Minimum Common Closing Threshold)) in a written notice given by the Company to the Investor Holder no less than seven (7) Business Days prior to such closing (the “Second Common Closing”);
c.at the third Common Closing (if any), such number of Common Shares as indicated by the Company to the Investor Holder (such number not to be less than the Minimum Common Closing Threshold)) in a written notice given by the Company to the Investor Holder no less than seven (7) Business Days prior to such closing (the “Third Common Closing” and, together with the First Common Closing and the Second Common Closing, the “Initial Common Closings”); and
d.at the final Common Closing, subject to the Extraordinary General Meeting Approval having been obtained, such number of Common Shares as is equal to the total of the (Common Aggregate Purchase Price divided by the Common Purchase Price) minus the aggregate number of Common Shares issued and delivered at the Initial Common Closings (the “Final Common Closing”; each of the Initial Common Closings and the Final Common Closing, a “Common Closing” and together the “Common Closings”),
(the aggregate Common Shares issued across all Common Closings being the “Common Acquired Shares”, with the purchase price of the Common Acquired Shares being US$45,000,000 in the aggregate, (the “Common Aggregate Purchase Price”); and
e.at the Preferred First Closing (as defined below), such number of Series B Preferred Shares (rounded down, as necessary) that, when issued, constitute (together with the Common Acquired Shares) nine point nine per cent. (9.9%) of the entire issued share capital of the Company, or (if lower) such number that represents nine point nine per cent. (9.9%) of the voting power of all Voting Stock of the Company (the “Preferred First Acquired Shares”) and at the Preferred Second Closing, such number of Series B Preferred Shares as is equal to twenty-one million, one hundred and seventy-six thousand, four hundred and seventy (21,176,470) less the number of Preferred First Acquired Shares (the “Preferred Second Acquired Shares”, with the total aggregate of 21,176,470 Series B Preferred Shares, being the “Preferred Acquired Shares”), all on the terms, and subject to the conditions, provided for herein. In the event that any of the Acquired Shares are not issued to the Investor Holder for any reason whatsoever, or in the event of the termination of this Agreement in accordance with the terms hereof, the Company shall return any amounts previously paid by the Investor Holder pursuant to this Agreement in relation to the relevant Acquired Shares that are not issued as soon as reasonably practicable and in any event within five (5) Business Days to an account nominated by the Investor Holder in writing, and in the same currency as the relevant amount was paid.
3.Common Closing Conditions.
3.1 Each Common Closing is subject to the fulfillment (or, if capable of waiver, the waiver) of the following conditions on the date of the applicable Common Closing and in any event prior to the Longstop Date:
a.the Company Fundamental Representations and Warranties shall be true and correct in all material respects (except such representations and warranties that by their terms are qualified by materiality or a Material Adverse Effect, which representations and warranties shall be true and correct in all respects) when made and at the applicable Common Closing, in each case with the same effect as if then made;
b.no binding agreement(s) relating to a Change of Control having been entered into, and no Change of Control having been consummated;
c.the Company shall have performed, in all material respects, its obligations pursuant to Clause 5.5;
d.to the reasonable satisfaction of the Investor Holder and the Company, no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any Swiss or U.S. federal or state governmental or regulatory authority that would, as of the date of the applicable Common Closing, prevent the issuance or sale of the applicable Common Acquired Shares; and no injunction or order of any Swiss or U.S. federal or state court shall have been issued that would, as of the date of the applicable Common Closing, prevent the issuance or sale of the applicable Common Acquired Shares; and
e.the issuance or sale of the Common Acquired Shares would not result in a violation by the Investor Holder of Sanctions, and none of the Company nor any of its Material Subsidiaries being a Sanctioned Person.
3.2 The Investor Holder may waive any of the conditions set out in Clauses 3.1(a) to 3.1(c) and 3.1(e) by notice in writing to the Company.
3.3 The condition set out in Clause 3.1(d) may only be waived with the written consent of both the Investor Holder and the Company.
4.Preferred Closing Conditions.
4.1 Each Preferred Closing is subject to the fulfillment (or, if capable of waiver, waiver) of the following conditions on or before the Longstop Date:
a.the Extraordinary General Meeting Approval having been obtained;
b.the Series A Special Meeting Approval having been obtained;

c.the Commercial Register Registration having taken place;
d.the Swiss Tax Ruling having been confirmed by the Swiss Federal Tax Administration, in the form submitted in all material respects, or otherwise to the reasonable satisfaction of the Investor Holder and the Company;
e.the Company Fundamental Representations and Warranties shall be true and correct in all material respects (except such representations and warranties that by their terms are qualified by materiality or a Material Adverse Effect, which representations and warranties shall be true and correct in all respects) when made and at each Preferred Closing with the same effect as if then made;
f.the Company shall have performed, in all material respects, its obligations pursuant to Clause 5.5;
g.no binding agreement(s) relating to a Change of Control having been entered into and no Change of Control having been consummated;
h.to the reasonable satisfaction of the Investor Holder and the Company, no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any Swiss or U.S. federal or state governmental or regulatory authority that would, as of the date of the applicable Preferred Closing, prevent the issuance or sale of the Preferred Acquired Shares; and no injunction or order of any Swiss or U.S. federal or state court shall have been issued that would, as of the date of the applicable Preferred Closing, prevent the issuance or sale of the Preferred Acquired Shares;
i.the issuance or sale of the Preferred Acquired Shares would not result in a violation by the Investor Holder of Sanctions, and none of the Company nor any of its Material Subsidiaries being a Sanctioned Person; and
j.the Banca d'Italia having (i) provided confirmation (and not having withdrawn the same) that the Subscription is not subject to prior authorization from the Banca d'Italia pursuant to Art. 19 of Legislative Decree No. 385 of 1993 (the “Italian Banking Act”), as cross-referenced in Art. 114-undecies of the Italian Banking Act, and in Chapter III, Section I, of Bank of Italy's Regulation of 23 July 2019 ("Disposizioni di vigilanza per gli istituti di pagamento e gli istituti di moneta elettronica”), as lastly amended on 22 February 2022 (the “BOI Authorization”),  or (ii) to the extent required, provided the BOI Authorization (and not having withdrawn the same) to the Subscription.
4.2 The Preferred Second Closing is subject to the additional condition that a foreign investment regulatory filing in respect of the Subscription in Italy has been made to the Italian Presidency of the Council of Ministries (the “Regulatory Authority”) and all approvals, consents or clearances necessary for completion of the Preferred Second Closing having been obtained from the Regulatory Authority (whether by lapse of time or express confirmation of the Regulatory Authority) within the relevant preliminary review period ('phase 1' or equivalent) (the “Regulatory Condition”).
4.3 The conditions set out in Clause 4.1(a) to 4.1(d), 4.1(h), 4.1(j) and 4.2 may only be waived with the written consent of both the Investor Holder and the Company.
4.4 The conditions set out in Clause 4.1(e) to 4.1(g) and 4.1(i) may be waived by the Investor Holder by notice in writing to the Company.
4.5 Unless specifically otherwise provided herein, (i) the Company undertakes to use its reasonable best efforts to procure that the Closing conditions in Clause 3 and Clause 4.1; and (ii) the Investor Holder undertakes to use its reasonable best efforts to procure that the Closing condition in Clause 4.2, are satisfied on or before 11:59 p.m. Eastern Time on the Longstop Date, provided that nothing in this Clause 4.4 shall require the Company or the Investor Holder to take any action in contravention of applicable Law.
4.6 The Investor Holder undertakes to use its reasonable best efforts to co-operate with and assist the Company in procuring the satisfaction of the Closing conditions in Clause 4.1(d) and (j), including, to the extent any information of or submission by the Investor Holder is required or requested by the Banca d'Italia, providing such information and/or making such submission promptly and within the time frames set out in applicable Law or otherwise as requested by the Banca d'Italia.
4.7 In the event that a shareholder of the Company initiates a legal proceeding against the Company challenging the validity of the resolution of the Extraordinary General Meeting with respect to agenda item 1 of the EGM Invitation (the “Series B EGM Resolution”) in accordance with Article 706 of the Swiss Code of Obligations (“CO”), the parties shall cooperate reasonably in relation to the defence or settlement of such legal proceedings. In the event that a final arbitral award (materiell und formell rechtskräfiges Urteil) invalidates the Series B EGM Resolution:
a.the Company shall promptly obtain a confirmation from the relevant arbitral tribunal that the judgement is final (Rechtskraftbescheinigung), the date of such confirmation being the "Confirmation Date";
b.on or promptly after the Confirmation Date, the Company shall:
(i)prior to adoption of a capital band (Kapitalband) by the Company, (x) invite the shareholders of the Company to an (extraordinary) shareholders’ meeting, such meeting to be held no later than the sixtieth (60th) calendar day after the Confirmation Date, at which the shareholders of the Company shall resolve on a reduction of the issued and outstanding share capital of the Company (the “Capital Reduction”) by cancellation of the relevant Series B Preferred Shares (the “Cancelled Series B Preferred Shares”), (y) procure that the Capital Reduction is approved by the shareholders’ meeting and registered in the competent commercial register in accordance with the requirements of the CO; and (z) following the registration of the Capital Reduction in the commercial register, repay the Purchase Price relating to such Cancelled Series B Preferred Shares to the Investor Holder; or
(ii)following adoption of a capital band (Kapitalband) by the Company, (x) convene a meeting of its Board of Directors in order to approve the Capital Reduction; (y) procure that the Capital Reduction approved by the Board of Directors is registered in the competent commercial register in accordance with the requirements of the CO; and (z) repay the Purchase Price relating to such Cancelled Series B Preferred Shares to the Investor Holder; and
c.prior to such (extraordinary) shareholders’ meeting or Board of Directors’ meeting (as applicable), the Company shall use its reasonable best efforts to cause its auditors to confirm in writing, pursuant to Art. 732 Para. 2 CO, that the claims of the Company's creditors are covered notwithstanding the Capital Reduction.
5.Actions pending Preferred Closing.
5.1 Within ten (10) Business Days after the date of this Agreement, the Company shall convene (which, for these purposes, means the publication of the EGM Invitation or the Series A Special Meeting Invitation (as applicable) in the Swiss Official Gazette of Commerce):

a.an extraordinary shareholder's meeting in accordance with articles 699 et seq. of the Swiss Code of Obligations, where its shareholders shall resolve to amend the Articles substantially in the form set out in Schedule A (the “Articles Amendment”) and elect the Investor Director to the Board of Directors effective upon the initial issuance by the Company of Series B Preferred Shares; and
b.a Series A Special Meeting where the Series A Special Meeting shall approve the issuance of the Series B Preferred Shares (the “Series A Special Meeting Approval”),
and following such meetings being held, the Company shall promptly provide evidence to the Investor Holder that the applicable resolutions were passed by the extraordinary shareholder's meeting and the Series A Special Meeting. The Company undertakes to apply for the registration of the Articles Amendment promptly following such extraordinary shareholder's meeting and Series A Special Meeting, together with any other documents necessary for the registration of the Articles Amendment, with the commercial register of the Canton of Zurich, and upon such registration shall promptly provide evidence of the registration of the Articles Amendment to the Investor Holder.
5.2 Within ten (10) Business Days after the date of this Agreement, the Company shall submit the Swiss Tax Ruling to the Swiss Federal Tax Administration for approval, and in connection with the Swiss Tax Ruling shall:
a.update the Investor Holder as soon as reasonably practicable in respect of any material developments in connection with the approval of the Swiss Tax Ruling;
b.promptly provide the Investor Holder with copies of any material communication received from the Swiss Federal Tax Administration in relation to the Swiss Tax Ruling; and
c.provide the Investor Holder with copies of any material communication to be sent to the Swiss Federal Tax Administration in relation to the Swiss Tax Ruling, in each case subject to applicable Laws relating to the exchange of information in relation to the Swiss Tax Ruling.
5.3 In connection with the BOI Authorization, each of the Investor Holder and the Company shall (to the extent applicable):
a.update the other party as soon as reasonably practicable in respect of any material developments such party is aware of in connection with the approval of the BOI Authorization;
b.promptly provide the other party with copies of any material communication received by such party from the Banca d'Italia in relation to the BOI Authorization; and
c.provide the other party with copies of any material communication to be sent to the Banca d'Italia by such party in relation to the BOI Authorization, in each case subject to applicable Laws relating to the exchange of information in relation to the BOI Authorization, and the Company shall notify the Investor Holder within two (2) Business Days after receipt of the BOI Authorisation.
5.4 In relation to the satisfaction of the Regulatory Condition:
a.the Investor Holder shall: (i) be primarily responsible for contacting and corresponding with the Regulatory Authority, including the preparation and submission of all necessary filings and notifications within ten (10) days after the date of this Agreement; (ii) progress the submissions, filings and notifications referred to in the foregoing limb (i) with appropriate diligence and promptly provide all information which is requested or required by the Regulatory Authority in connection with such submission, notification or filing; (iii) consult with the Company in a reasonable fashion and keep the Company reasonably updated as to progress towards the satisfaction of the Regulatory Condition with a view to obtaining clearance from the Regulatory Authority at the earliest reasonable opportunity; and (iii) notify the Company within two (2) Business Days after receipt of the clearance or approval required to satisfy the Regulatory Condition;
b.the Company shall: (i) to the extent permitted by applicable Law, co-operate with the Investor Holder and procure that the Group so co-operates with a view to satisfying the Regulatory Condition, including, to the extent necessary and on a confidential basis, providing to the Investor Holder such information required by the Regulatory Authority in relation to the Group and/or in relation to the satisfaction of the Regulatory Condition as soon as is practicable; and (ii) procure that Global Blue Currency Choice Italia s.r.l. executes any necessary filings and notifications that are submitted to the Regulatory Authority in connection with the Regulatory Condition; and
c.each party shall: (i) before sending any material communication to the Regulatory Authority in relation to the Regulatory Condition, provide a draft copy of the communication to the other party, allow reasonable time for comments to be provided thereon (it being acknowledged that certain such drafts and/or documents may be shared on a confidential outside counsel to counsel basis only) and take account of any reasonable comment prior to submission to the Regulatory Authority; (ii) respond as soon as is practicable and in any event in accordance with any relevant time limit to any request for information from the Regulatory Authority in relation to the Regulatory Condition and to supplement such filings as reasonably requested by the Regulatory Authority; (iii) keep the other party informed of material communication (including telephone calls and meetings) with the Regulatory Authority and to the extent permitted by applicable Law, provide the other party with copies of all material relevant documentation in relation thereto (to the extent such information relates to the other party); and (iv) cooperate together with a view of making the filings and notifications to the Regulatory Authority as soon as practicable and in any event within the period required by applicable Law.
Nothing in this Clause 5.4 shall require a party to (i) share information, documents or communications with the other party if prohibited by the Regulatory Authority from doing so; (ii) disclose to or receive from the other party any competitively sensitive information or business secrets (and in order to comply with their obligations within this Clause 5.4, the parties will therefore make arrangements for the provision of copies of relevant information, documents and communications to one another's external advisors on an “external advisor only” basis together with redacted versions excluding any such competitively sensitive information or business secrets to the other party); or (iii) offer to the Regulatory Authority, accept or agree any undertakings, commitments, conditions, modifications or remedies, whether involving divestments or disposals or constraints on prices or other behaviour or otherwise, in order to obtain the satisfaction of the Regulatory Condition or otherwise take any action in contravention of applicable Law, provided that, if the Regulatory Authority requires the removal of the Conditional Reserved Matters from the Organizational Regulations as a condition to the satisfaction of the Regulatory Condition, the Investor Holder shall be required to accept and agree such request.
5.5 From the date of this Agreement until the Preferred Second Closing (or the Longstop Date, if the conditions set out in Clause 4 are not satisfied and (to the extent capable of waiver) are not waived on such date), except as (i) contemplated by this Agreement or any document referred to in, or entered into pursuant to, this Agreement, or (ii) required by applicable Law, the Company shall not, and shall cause its Subsidiaries not to (unless otherwise consented to by the Investor Holder in writing, such consent not to be unreasonably withheld or delayed):

a.declare, set aside, make or pay any distribution in respect of the equity interests of the Company or its Subsidiaries (except for any distribution made by a wholly-owned Subsidiary or any distribution by a non-wholly-owned Subsidiary so long as the Company directly or indrectly receives at least its pro rata portion of such distribution) or repurchase, redeem or otherwise acquire any outstanding equity interests or other securities of, or other ownership interests in, the Company other than (i) pursuant to any equity incentive plans or other compensation arrangements entered into with any employee, director or consultant of the Company or any of its Subsidiaries and any awards granted thereunder (including in connection with withholding to satisfy tax obligations in respect thereof), or (ii) pursuant to any option, warrant, right or exercisable, exchangeable or convertible security, and which in each case is outstanding as of the date of this Agreement and either a copy of which has been provided to the Investor Holder or is publicly available on EDGAR;
b.transfer, issue, sell or dispose of (x) any assets of the Company that represent, individually or in the aggregate, more than ten per cent. (10%) of the greater of (i) total assets of the Group (on a consolidated basis) as of the last date of the more recent fiscal quarter for which financial statements are available and (ii) revenue of the Group (on a consolidated basis) for the last four fiscal quarters immediately preceding such date for which financial statements are available; or (y) any equity interests of the Company or grant options, warrants, calls, phantom shares, profit participation or other rights to purchase or otherwise acquire equity interests of the Company, in each case, at a price per share less than the Preferred Purchase Price, other than in case of subclause (y): (i) pursuant to any equity incentive plans or other compensation arrangements entered into with any employee, director or consultant of the Company or any of its Subsidiaries and any awards granted thereunder (including in connection with withholding to satisfy tax obligations in respect thereof), (ii) pursuant to any option, warrant, right or exercisable, exchangeable or convertible security, and which in each case is outstanding as of the date of this Agreement and either a copy of which has been provided to the Investor Holder or is publicly available on EDGAR or (iii) any PIK Dividend payable on any Preferred Acquired Shares;
c.effect any recapitalization, reclassification, stock split or like change in the capitalization of the Company;
d.make any material amendments to any organizational document of the Company, other than as contemplated by this Agreement or the Voting Agreement;
e.except in connection with a merger of wholly-owned Subsidiaries, merge or consolidate with any other Person;
f.incur any Indebtedness for borrowed money to the SL Shareholder, the PG Shareholder or any of their respective Affiliates, save where the interest rate and the return on capital in relation to such borrowed money is less than 10% per annum in aggregate; or
g.incur or issue any Indebtedness for borrowed money or debt securities that, in each case, is convertible into equity interests of the Company.
6.Closing.
6.1 Closing shall take place on a Closing Date in the manner prescribed by this Clause 6.
Common Closings.
6.2
a.Prior to the receipt of the Extraordinary General Meeting Approval, each Initial Common Closing is contingent upon the signing of one or more Qualified Acquisitions and shall occur concurrently with the closing of such Qualified Acquisition, or as may otherwise be agreed upon by the Company and the Investor Holder, subject to the satisfaction or (if capable of waiver) waiver by the Investor Holder of the conditions set out at Clause 3 on such date. Following the receipt of the Extraordinary General Meeting Approval, each Initial Common Closing shall occur on the closing date to be specified in writing by the Company to the Investor Holder, such date to be no less than seven (7) Business Days after the date of such notice, or as may otherwise be agreed upon by the Company and the Investor Holder, subject to the satisfaction or (if capable of waiver) waiver by the Company or the Investor Holder (as applicable) of the conditions set out in Clause 3 on such closing date.
b.The Final Common Closing shall occur concurrently with the Preferred First Closing, or as may otherwise be agreed upon by the Company and the Investor Holder, subject to the satisfaction or (if capable of waiver) waiver by the Investor Holder of the conditions set out at Clause 3 on such date (the date on which an Initial Common Closing or the Final Common Closing occurs being a “Common Closing Date”).
Preferred Closing.
6.3 The closing of the subscription and issue of:
a.the Preferred First Acquired Shares shall occur on the date that is the seventh (7th) Business Day after the date on which the last of the conditions set out in Clause 4.1(a) to (d) and 4.1(j) has been satisfied, or (if capable of waiver) waiver by the Company or Investor Holder (as applicable), or as may otherwise be agreed upon by the Company and the Investor Holder (the “Preferred First Closing” and the “Preferred First Closing Date”) and subject to the satisfaction or (if capable of waiver) waiver by the Company or the Investor Holder (as applicable) of the conditions set out in Clause 4 (other than Clause 4.2) on the Preferred First Closing Date; and
b.the Preferred Second Acquired Shares shall occur on the date that is the seventh (7th) Business Day after the date on which the last of the conditions set out in Clauses 4.1(a) to (d), 4.1 (j) and 4.2 has been satisfied, or (if capable of waiver) waiver by the Company or Investor Holder (as applicable), or as may otherwise be agreed upon by the Company and the Investor Holder (the “Preferred Second Closing” and the “Preferred Second Closing Date”) and subject to the satisfaction or (if capable of waiver) waiver by the Company or the Investor Holder (as applicable) of the conditions set out in Clause 4 on the Preferred Second Closing Date.
For the avoidance of doubt, if the condition set out at Clause 4.2 is satisfied, and subsequently the last of the conditions set out in Clauses 4.1(a) to (d) and 4.1 (j) is satisfied, then (provided the conditions set out at Clause 4 are satisfied) the Preferred First Closing and the Preferred Second Closing shall take place simultaneously.
Closing obligations.
6.4 The Investor Holder shall deposit, on the Business Day that is two (2) Business Days prior to a Closing Date, the Purchase Price for the relevant Acquired Shares in USD by wire transfer in immediately available funds into the Blocked Account (as defined below), of which an amount in CHF equal to the Subscription Amount relating to the relevant Acquired Shares will be paid in as nominal value and the remainder will be paid in as capital reserves (Agio).
6.5 Subject to the completion of the steps set out in Clause 6.4 above and the satisfaction or waiver by the Investor Holder or the Company (as applicable) of the conditions set forth, in respect of any Common Closing, Clause 3, and in respect of each Preferred Closing, Clause 4, as applicable, on the relevant Closing Date, the following actions shall apply:

a.the Company shall deliver a confirmation from the bank in Switzerland at which the Company has established the Blocked Account (as defined below) evidencing that the Purchase Price, including the Subscription Amount, relating to the relevant Acquired Shares has been paid in cash and credited in full to the Blocked Account;
b.the Investor Holder shall deliver to the Company an original of a duly signed (wet ink) subscription form substantially in the form set out in Schedule B;
c.upon delivery of the documents in Clause 6.5(a) and (b), the Company undertakes that the Board of Directors shall (i) resolve to issue the relevant Acquired Shares out of the authorized share capital of the Company (Durchführungsbeschluss) (the “Capital Increase”) and exclude the statutory pre-emptive rights of the existing shareholders of the Company; (ii) adopt a report on the Capital Increase (Kapitalerhöhungsbericht) in accordance with applicable Swiss law; (iii) deliver the auditors' report (Prüfungsbestätigung) confirming the completeness and accuracy of the report on the Capital Increase; (iv) resolve the ascertainment and execution of the Capital Increase in a deed notarized by a public notary and make all amendments to the Articles necessary in connection therewith (Feststellungs- und Statutenänderungsbeschluss); and (v) promptly apply for registration of the resolutions relating to the Capital Increase, together with any other documents necessary for the registration of the Capital Increase, with the commercial register of the Canton of Zurich;
d.the Company shall deliver a certificate to the Investor Holder, executed by the Company or one or more duly authorized representatives thereof, as the case may be, as to the matters referred to in Clause 3.1(a) or Clause 4.1(e) (as applicable);
e.the Company shall book the amount of the relevant Purchase Price exceeding the Subscription Amount to the Company’s reserves;
f.the Company shall, promptly after the Capital Increase is registered with the commercial register of the Canton of Zurich, deliver (or cause the delivery of) (i) a certified preliminary excerpt from the daily journal (Tagebuchauszug) of the commercial register of the Canton of Zurich and (ii) the relevant Acquired Shares in book entry form to the Investor Holder or to a custodian designated by the Investor Holder, as applicable;
g.the Company shall, promptly after the Capital Increase is registered with the commercial register of the Canton of Zurich, register the relevant Acquired Shares in the name of the Investor Holder in the Company's share register, and provide the Investor Holder with a copy of an extract of the share register showing the name of the Investor Holder as the holder of the relevant Acquired Shares (subject always to the Company’s obligations of confidentiality to its shareholders);
h.the Company shall deliver unconditional and irrevocable waivers of pre-emption rights in connection with the relevant Closing in the agreed form, duly executed by each of the parties to the Voting Agreement (other than the Investor Holder);
i.the Company undertakes and confirms that promptly after the Capital Increase is registered with the commercial register of the Canton of Zurich, Niederer Kraft Frey Ltd. will issue the Legal Opinion to the Investor Holder;
j.on the Preferred First Closing Date only, each of the Investor Holder and the Company shall deliver to the other a duly signed Conversion Agreement;
k.on the Preferred First Closing Date only, the Company undertakes that the Board of Directors shall approve the Organizational Regulations Amendment, and the Company shall provide evidence of such approval to the Investor Holder; and

l.on the first Closing Date only, each of the Investor Holder and the Company shall deliver to the other a duly signed Registration Rights Agreement.
6.6 In the event that, on a Closing Date, the relevant conditions to a Common Closing or a Preferred Closing (as the case may be) are not satisfied, or waived by the Investor Holder, all rights and obligations of the parties to proceed to such Common Closing or Preferred Closing shall terminate, provided that nothing herein will (i) prejudice the rights of the Company or the Investor Holder to proceed with any other Closing; or (ii) relieve any party from liability for any breach in relation to such Common Closing or Preferred Closing prior to the time of termination, and each party will be entitled to any remedies at Law or in equity to recover losses, liabilities or damages arising from such breach.
7.Further Assurances.
a.The Company shall open a blocked capital account (which shall accept USD) with an institution subject to the Swiss Federal Act of 8 November 1934 on Banks and Savings Banks (the “Blocked Account”).
b.If, subsequent to a Closing Date, further documents are reasonably requested in order to carry out the provisions and purposes of this Agreement, the parties hereto shall execute and deliver such further documents.
8.Company Representations and Warranties.
8.1 The Company represents and warrants to the Investor Holder that as at the date of this Agreement:
a.Existence and Power. The Company is duly incorporated and validly existing as a corporation in good standing under the laws of Switzerland. The Company has all corporate power and authority to own, lease and operate its properties and conduct its business as currently conducted, to enter into, deliver and perform its obligations under this Agreement, and to issue the Acquired Shares in accordance with the terms hereof and the Underlying Shares in accordance with the terms of the Conversion Agreement.
b.The Acquired Shares. Subject to the performance of the actions set forth in Clause 6.4, the Acquired Shares will, when issued and delivered, be validly issued and fully paid, and (assuming the Extraordinary General Meeting Approval is obtained and the Commercial Register Registration takes place) the issuance of the relevant Acquired Shares and the Underlying Shares will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational and constituent documents or under Swiss law.
c.The Underlying Shares. Upon issuance and delivery of the Preferred Acquired Shares in accordance with this Agreement, the Preferred Acquired Shares can be converted into Underlying Shares in accordance with the Conversion Agreement; the Underlying Shares, when issued upon conversion of the Preferred Acquired Shares in accordance with the Conversion Agreement, will be validly issued and fully paid, and (assuming the Extraordinary General Meeting Approval is obtained and the Commercial Register Registration has taken place) the issuance of the Underlying Shares in accordance with the Conversion Agreement will not be subject to any preemptive or similar rights.
d.The Agreement. This Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

e.No Conflicts. Subject to the satisfaction of the conditions set out in Clauses 3 and 4, the issuance of the relevant Acquired Shares, and the Underlying Shares, upon conversion in accordance with the Conversion Agreement, and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not (i) contravene or conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company that would be reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the relevant Acquired Shares or the legal authority of the Company to comply in all material respects with the terms of this Agreement; (ii) result in any violation of the provisions of the Articles or the Organizational Regulations; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the relevant Acquired Shares or the legal authority of the Company to comply in all material respects with this Agreement.
f.No Broker’s Fees. The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Investor Holder could become liable.
g.Securities Law Exemptions. Assuming the accuracy of the representations and warranties of the Investor Holder in Clause 9 hereof, no registration of the Acquired Shares will be required under the Securities Act in connection with the sale of such Acquired Shares to the Investor Holder pursuant hereto. Neither the Company, nor anyone acting on behalf of it (other than the Investor Holder, as to which no representation is made), has offered or sold any securities, or has taken any other action (including, without limitation, any offering of any securities of the Company under circumstances that would require, under the Securities Act, the integration of such offering with the offering and sale of the Acquired Shares), that would subject the issuance of the Acquired Shares to the registration provisions of the Securities Act. The Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
h.Consents and Approvals. No consents or approvals of, or filings or registrations with, any governmental entity or with any other third party by or on behalf of the Company is necessary for the execution and delivery by the Company of this Agreement and, subject to the satisfaction of the conditions set out in Clauses 3 and 4, the issuance and sale of the Acquired Shares and the Underlying Shares, upon conversion in accordance with the Conversion Agreement.
8.2 Except as disclosed in the Disclosed Materials, the Company represents and warrants to the Investor Holder that as at the date of this Agreement:
a.Share Capital. As of the date of this Agreement, the Company's share capital consists of 192,534,962 Common Shares with a nominal value of CHF 0.01 each and 17,788,512 Series A Preferred Shares with a nominal value of CHF 0.01 each, and no other common shares or preferred shares are outstanding. Other than grants under equity incentive plans, compensatory arrangements of or for the benefit of the Company, or conversion rights under the conversion agreement dated as of August 28, 2020, between the Company, the PG Shareholder, the SL Shareholder and the other persons party thereto entered into in connection with the Series A Preferred Shares, there are no preemptive or other outstanding rights, options, warrants, conversion rights, redemption rights, repurchase rights, agreements, arrangements or commitments under which the Company is or may become obligated to issue or sell, or which give any Person a right to subscribe for or acquire, any securities or interests or obligations exercisable or exchangeable for or convertible into any capital stock or other equity interest or claim with respect to the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
b.Financial Statements. Except as disclosed in the SEC Filings (excluding any disclosures set forth in the risk factors or “forward-looking statements” sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), the historical financial statements (including the related notes and supporting schedules) contained in the SEC Filings (i) comply as to form in all material respects with the applicable accounting requirements under the Securities Act and the Exchange Act, (ii) fairly present in all material respects the consolidated financial position of the Group as of the date thereof and the consolidated results of operations, cash flow and stockholder equity for the respective periods and (iii) have been prepared in all material respects in accordance with IFRS consistently applied throughout the periods involved.
c.Indebtedness of the Company. The Company has provided to the Investor Holder a schedule (including the amount outstanding) of all material Indebtedness, pledges, hedges or other similar debt arrangements outstanding as of date hereof.
d.Undisclosed Liabilities. There is no liability of the Company or any of its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Group (and the notes thereto) prepared in accordance with IFRS, except for liabilities and obligations (a) reflected or reserved for in the financial statements contained in the SEC Filings or disclosed in the notes thereto, (b) that have arisen since September 30, 2021 in the ordinary course of the operation of business of the Company, (c) arising under this Agreement and the Conversion Agreement and/or the performance by the Company of its obligations hereunder and thereunder or (d) that would not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.
e.Litigation and Proceedings. As of the date hereof, there is no action, suit, investigation or proceeding, governmental, regulatory or otherwise by or before any court or other Governmental Authority, pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries that would, individually or in the aggregate, if successful, likely to result in a cost, fine, benefit or value to the Company of €1,000,000 or more.
f.No Undisclosed Relationships. No relationship, direct or indirect, exists between or among the Company or any of its Subsidiaries, on the one hand, and the directors, officers, stockholders, customers, suppliers or other affiliates of the Company or any of its subsidiaries, on the other, that (i) is required by the Exchange Act to be described in the SEC Filings and that is not so described in the SEC Filings; or (ii) will be required to be described in the Company’s Exchange Act filings (but have not yet been described in any SEC Filing).
g.No Rights Agreement; Anti-Takeover Provisions. Neither the Company nor any of its Subsidiaries is party to a stockholder rights agreement, “poison pill” or similar anti- takeover agreement or plan.
h.Compliance with Laws. The Company and each of its Subsidiaries are in compliance with all Laws that are applicable to the Company or any of its Subsidiaries, except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
i.Tax Matters. (a) Each of the Company and its Subsidiaries has filed all material Tax Returns required to be filed by it and has timely paid all material Taxes payable by it that have become due, other than those being contested in good faith and by proper proceedings or for which the Company has maintained adequate reserves with respect thereto in accordance with IFRS and (b) the Company and each of its Subsidiaries has paid, or has provided adequate reserves in accordance with IFRS for the payment of, all material Taxes not yet due and payable. To the knowledge of the Company, there is no current or proposed Tax assessment, deficiency or other claim against the Company or any Subsidiary with respect to a material amount of Taxes which has been proposed in writing, other than those being contested in good faith and by proper proceedings or those in which the Company or applicable Subsidiary has maintained adequate reserves with respect thereto in accordance with IFRS.
j.SEC Filings. The Company’s forms, reports, schedules and statements required to be filed or furnished by it under the Exchange Act since 1 January 2021 have been filed with or furnished to the SEC on a timely basis. The SEC Filings, at the time filed or furnished (or in the case of registration statements, solely on the dates of effectiveness) or, if applicable, as of the time of its most recent amendment, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be.
k.Investment Company Status. Neither the Company nor any of its Subsidiaries is, and immediately after the sale of the Acquired Shares hereunder, none of the Company nor any of its Subsidiaries will be, required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.
l.No Other Representations. The Company acknowledges that there have been no representations, warranties, covenants and agreements made to the Company, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement or any certificate delivered in connection with this Agreement. The Company further acknowledges that it has not relied on any other representations or warranties (whether express or implied or made orally or in writing) not expressly set forth in this Agreement.
m.No Conflicts with Sanctions Laws or Anti-Corruption Laws. The Company and each of its Subsidiaries has conducted its businesses in compliance in all material respects with applicable Anti-Corruption Laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such Anti-Corruption Laws. Neither the Company nor any of its Subsidiaries or, to its knowledge, any director or officer of the Company or any of its Subsidiaries is a Sanctioned Person. This Clause 8.2(m) shall not require the giving of a representation, create any obligation or establish any right in relation to it, any holding company or any member of its group to the extent that giving such representation, complying with such obligation or exercising such right would: (i) violate or expose such person or any of its directors, officers, agents or employees to any liability under any applicable anti-boycott or blocking law, regulation or statute that is in force from time to time in the European Union (and/or any of its member states) or the United Kingdom that are applicable to such entity (including EU Regulation (EC) 2271/96 and section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung - AWV) in connection with the German Foreign Trade Law (Außenwirtschaftsgesetz)); or (ii) prevent or prohibit such person or any of its directors, officers, agents or employees from engaging in business, transactions, activities or other conduct pursuant to a general or specific license from OFAC, any license or authorization from HM Treasury, the European Union, or any member state of the European

Union, or any other registration, authorization, permit, license exemption, or license from any other applicable governmental authority.
9.Investor Holder Representations and Warranties. The Investor Holder represents and warrants to the Company that on the date hereof and as of the date of each of the Closings:
a.Status; Acquisition for Own Account. The Investor Holder (i) is either (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (b) an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) who is not a natural person, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if such Investor Holder is purchasing the Acquired Shares as a fiduciary or agent for one or more investor accounts, the Investor Holder has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Acquired Shares.
b.No Public Offering; Transfer Restrictions Acknowledgement. The Investor Holder understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. The Investor Holder understands that in addition to the transfer restrictions set forth in Clause 10, the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by the Investor Holder absent an effective registration statement under the Securities Act except (i) to the issuer of such securities or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the Acquired Shares will be subject to a restrictive legend to such effect. The Investor Holder acknowledges that the Acquired Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Investor Holder understands and agrees that the Acquired Shares will be subject to the foregoing transfer restrictions and those set forth in Clause 10 and, as a result, the Investor Holder may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. The Investor Holder understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.
c.No Public Offering in Switzerland. The Investor Holder acknowledges that the Acquired Shares are not and will not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act and no application has or will be made to admit the Acquired Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland.
d.No Other Representations. The Investor Holder acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor Holder, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement or any certificate delivered by the Company pursuant to this Agreement. The Investor Holder further acknowledges that, except as expressly set forth in this Agreement and in any certificate delivered by the Company pursuant to this Agreement, the Company makes no representation or warranty with respect to (x) any matters relating to the Company, its business, financial condition, results of operations, prospects or otherwise, (y) any projections, estimates or budgets delivered or made available to the Investor Holder (or any of its Affiliates, officers, directors, employees or other representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Group, or (z) the future business and operations of the Group, and the Investor Holder has not relied on any other representations or warranties (whether express or implied or made orally or in writing) not expressly set forth in this Agreement and in any certificate delivered by the Company pursuant to this Agreement.
e.No Non-Exempt Prohibited Transaction. The Investor Holder’s acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar Law.
f.Receipt of Information. The Investor Holder acknowledges and agrees that the Investor Holder has received such information as the Investor Holder deems necessary in order to make an investment decision with respect to the Acquired Shares, including access to the Company’s SEC Filings. The Investor Holder represents and agrees that the Investor Holder and the Investor Holder’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such additional information about the Company and the Acquired Shares as the Investor Holder and the Investor Holder’s professional advisor(s), if any, have requested.
g.No General Solicitation. The Investor Holder became aware of this offering of the Acquired Shares solely by means of direct contact between the Investor Holder and the Company, or a representative of the Company, and the Acquired Shares were offered to the Investor Holder solely by direct contact between the Investor Holder and the Company, or a representative of the Company. The Investor Holder did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to the Investor Holder, by any other means. The Investor Holder acknowledges that the Company represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
h.Risk Acknowledgement. The Investor Holder acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares, including the risk factors set forth in the SEC Filings. The Investor Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and the Investor Holder has sought such accounting, legal and tax advice as the Investor Holder has considered necessary to make an informed investment decision.
i.Loss Acknowledgement. Alone, or together with any professional advisor(s), the Investor Holder has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for the Investor Holder and that the Investor Holder is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor Holder’s investment in the Acquired Shares. The Investor Holder acknowledges specifically that a possibility of total loss exists.
j.No Agency Endorsement or Fairness Determination. The Investor Holder understands and acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the SEC Filings or any materials provided by the Company to the Investor Holder in connection with the transactions contemplated by this Agreement.

k.Existence and Power. The Investor Holder has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Agreement.
l.Authorization; Non-Contravention. The execution, delivery and performance by the Investor Holder of this Agreement and the consummation by the Investor Holder of the transactions contemplated hereby, are within the powers of the Investor Holder, have been duly authorized and will not constitute or result in a breach or default under or contravene or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement, instrument or other undertaking, to which the Investor Holder is a party or by which the Investor Holder is bound, and will not violate any provisions of the Investor Holder’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The Investor Holder’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same, and this Agreement constitutes a valid and binding obligation of the Investor Holder and is enforceable against the Investor Holder in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.
m.Consents and Approvals. No consents or approvals of, or filings or registrations with, any governmental entity or of or with any other third party by or on behalf of the Investor Holder is necessary for the execution and delivery by the Investor Holder of this Agreement and, subject to the satisfaction of the conditions set out in Clauses 3 and 4, the consummation by the Investor Holder of the transactions contemplated hereby.
n.Ownership of the Company. Except for the transactions contemplated herein, the Investor Holder and its Affiliates do not hold or have any rights to acquire, whether director or directly, any Common Shares or other voting or equity securities of the Company, or any securities convertible into, exchangeable for or exercisable for Common Shares or any other voting or equity securities of the Company.
o.No Conflicts with Sanctions Laws or Anti-Corruption Laws. The Investor Holder has conducted its businesses in compliance in all material respects with applicable Anti-Corruption Laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such Anti-Corruption Laws. Neither the Investor Holder nor, to its knowledge, any director or officer of the Investor Holder is a Sanctioned Person. This Clause 9(o) shall not require the giving of a representation, create any obligation or establish any right in relation to it, any holding company or any member of its group to the extent that giving such representation, complying with such obligation or exercising such right would: (i) violate or expose such person or any of its directors, officers, agents or employees to any liability under any applicable anti-boycott or blocking law, regulation or statute that is in force from time to time in the European Union (and/or any of its member states) or the United Kingdom that are applicable to such entity (including EU Regulation (EC) 2271/96); or (ii) prevent or prohibit such person or any of its directors, officers, agents or employees from engaging in business, transactions, activities or other conduct pursuant to a general or specific license from OFAC, any license or authorization from HM Treasury, the European Union, or any member state of the European Union, or any other registration, authorization, permit, license exemption, or license from any other applicable governmental authority.
p.Sufficient Funds. The Investor Holder (i) has the financial capacity to pay and perform its obligations under this Agreement because it has, and will continue to have until the earlier to occur of (a) the Preferred Second Closing or the Final Common Closing (whichever is later), and (b) the termination of this Agreement in accordance with its terms, undrawn capital commitments in an amount equal to or in excess of the Aggregate Purchase Price, (ii) is not aware of any document, agreement or understanding to which it or any of its Affiliates is a party that would prejudice its ability to satisfy its obligation to pay the Purchase Price for any Closing under this Agreement, (iii) confirms that its ability to fund the Aggregate Purchase Price is dependent only upon its limited partners making capital contributions which they are unconditionally committed to make on receipt of a capital call, and is not contingent on raising any additional equity funding or third party financing, (iv) has no knowledge of any facts or circumstances that may result in, and has not taken any action or failed to take any action that may result in, any of its limited partners failing to satisfy a capital call for uncalled capital commitments, and (v) shall cause any Nominated Affiliate to pay and perform its obligations under this Agreement in accordance with the terms hereof.
q.No Broker’s Fees. The Investor Holder has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Company could become liable.
10.Transfer Restrictions. The Investor Holder agrees that (i) until the applicable Resale Restriction Termination Date, the Acquired Shares and any Common Shares received by the Investor Holder upon any conversion of any Series B Preferred Shares shall not be transferred; and (ii) on and after the Resale Restriction Termination Date with respect to the Preferred Acquired Shares, the Preferred Acquired Shares and any other Series B Preferred Shares held by the Investor Holder may only be transferred to a transferee that delivers a duly executed Joinder Agreement.
11.Termination. Subject to the provisions of this Clause 11, this Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier of (i) the mutual written agreement of each of the parties hereto to terminate this Agreement, or (ii) the Longstop Date (in the event that (x) no Closing has occurred by such date, and (y) any of the conditions set out at Clause 4 are not satisfied and are not waived by such date), provided, that nothing herein will relieve any party from liability for any breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Notwithstanding the foregoing, (x) Clauses 11 (Termination), 14 (Fees, Expenses and Taxes), 15 (Confidential Information), 16 (Miscellaneous), 17 (Governing Law and Jurisdiction) and 18 (Remedies; Specific Performance); (y) if any Closing has occurred, Clause 8 (Company Representations and Warranties) (subject to Clause 16(e)) and Clause 10 (Transfer Restrictions); and (z) if the Preferred First Closing has occurred, Clause 12 (Board Appointments) shall, in each case, survive termination of this Agreement.
12.Board Appointments.
12.1 Subject to Clause 12.6, with effect from Preferred First Closing, for so long as the Investor Holder holds at least 5% of the voting rights in the Company, the Investor Holder shall be entitled, by written notice to the Company (for the attention of its Board of Directors) to:
a.propose one person as a director for election to (and/or removal of such director from) the Board of Directors by the Extraordinary General Meeting, and to propose the election (and/or removal) of any replacements thereof (such director and any replacement thereof, the “Investor Director”); provided that the Investor Director meets all independence and other requirements regarding service as a director of the Company under applicable Law and stock exchange rules; and
b.propose one person as a non-voting observer, who shall, in each case to the extent legally permissible, be entitled to attend and speak at meetings of the Board of Directors and to receive all materials in connection thereto received by the Board of Directors, for appointment to and/or removal from the Board of Directors and to propose the appointment and/or removal of any replacements thereof (such observer and any replacement thereof, the “Board Observer”), and (in the case of the Investor Director, subject to the Extraordinary General Meeting approving the election or any subsequent annual ordinary general meeting of the stockholders of the Company approving the re-election of such Investor Director) such individuals shall be appointed as a director or non-voting observer to the Board of Directors of the Company as applicable.
12.2 The Company shall indemnify the Investor Director and provide such director with director and officer insurance to the same extent as it indemnifies and provides such insurance to other members of the Board of Directors, from time to time, pursuant to the applicable governing documents of the Company or otherwise.
12.3 Within a reasonable time prior to the filing with or furnishing to the SEC of its report of foreign private issuer on Form 6-K with respect to the Extraordinary General Meeting or any subsequent annual ordinary general meeting of the stockholders of the Company at which the Investor Holder is entitled to propose an Investor Director for (re-)election to (and/or removal of such director from) the Board of Directors, the Company shall, to the extent the Investor Holder is entitled to propose the Investor Director for election to (and/or removal of such director from) the Board of Directors, provide the Investor Holder with the opportunity to review and comment on the information contained in such proxy or information statement applicable to the Investor Director.
12.4 At all times while serving as a member of the Board of Directors, the Investor Director and the Board Observer shall, to the extent they are provided with copies thereof, comply with all duly adopted policies, procedures, processes, codes, rules, standards and guidelines applicable to all non-executive board members or board observers, as applicable, including the Company’s code of conduct, policies and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board of Directors or any of its committees provided, however, that it is acknowledged and agreed that, subject to Clause 15 (Confidential Information), the Investor Director and the Board Observer will report regularly to the Investor Holder, certain of its Affiliates and investors in entities managed by Certares Opportunities LLC, Knighthead Opportunities Capital Management, LLC or any of their respective Affiliates on all information pertaining to the Company and the equity investment made or to be made in the Company in accordance with its reporting obligations under its fund investment documents or to the extent required for legal, tax, audit or regulatory purpose; provided that such information shall, in each case, be shared on a confidential basis. The Investor Director shall complete the Company’s standard director and officer questionnaire, and the Investor Director and the Board Observer shall complete any additional nomination and governance documents provided to it by the Company from time to time.
12.5 For the avoidance of doubt, the rights of the Investor Holder under this Clause 12 shall not be transferrable or assignable to any Person, including any transferee or assignee to which the Investor Holder transfers or assigns any Common Acquired Shares, Preferred Acquired Shares or Underlying Shares and notwithstanding any execution or delivery of any Joinder Agreement.
12.6 Notwithstanding the foregoing, for the avoidance of doubt, this Clause 12 shall terminate and be void and of no further force and effect if the Investor Holder ceases to hold at least 5% of the voting rights in the Company.
13.Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service or (c) when telecopied or emailed (which is confirmed by copy sent within one business day by a reputable overnight courier service) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company: Jeremy Henderson-Ross General Counsel Global Blue Group Holding AG Zürichstrasse 38 8306 Brüttisellen Switzerland

Email : jhendersonross@globalblue.com

with a copy (which shall not constitute notice) to:

Hui Lin Hui.Lin@stblaw.com
James Howe James.Howe@stblaw.com
Simpson Thacher & Bartlett LLP
CityPoint, One Ropemaker Street, London, EC2Y 9HU

If to the Investor Holder:

c/o Knighthead Opportunities Capital Management, LLC, 1140 Avenue of the Americas, New York, New York 10036

c/o Certares Opportunities LLC, 350 Madison Avenue, 8th Floor, New York, New York 10017

Email:Tom.LaMacchia@certares.com and
ltorrado@knighthead.com

with a copy (which shall not constitute notice) to:

Herbert Smith Freehills LLP
Exchange House, Primrose Street
London EC2A 2EG, United Kingdom
E-mail: Malcolm.Lombers@hsf.com
Tom.Oneill@hsf.com
Attention: Malcolm Lombers and Thomas N. O'Neill III

or to such other address or to such other Person as any party shall have last designated by such notice to the other parties.
14.Fees, Expenses and Taxes.

a.Except where this Agreement provides otherwise, each party shall pay its own costs and expenses relating to the negotiation, preparation, execution and performance by it of this Agreement and each document referred to in it.
b.Without prejudice to Clause 14(a), any Swiss Federal Issuance Stamp Tax (Emissionsabgabe) and any Swiss Federal Securities Transfer Tax (Umsatzabgabe) on any transaction under this Agreement shall be borne and paid in its entirety by the Company.
15.Confidential Information.
Each party to this Agreement will hold, and will cause its respective Affiliates and their directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Confidential Information”) concerning the other party hereto furnished to it by such other party or its representatives pursuant to this Agreement or otherwise in connection with this Agreement or in connection with the transactions contemplated hereby, including the negotiations relating to this Agreement, or any documents referred to herein (any party seeking to disclose such information being a “Disclosing Party” and the other party being a “Non-Disclosing Party”), except to the extent that (1) disclosure to a regulatory or Governmental Authority is necessary or appropriate in connection with any necessary regulatory or governmental approval, (2) disclosure is required pursuant to a judicial or administrative process or, in the written opinion of the Disclosing Party’s counsel, by other requirement of Law or the applicable requirements of any regulatory agency, Governmental Authority or relevant stock exchange, (3) such information can be shown to have been previously known by the recipient on a non-confidential basis, (4) such information is available in the public domain through no fault of the disclosing party, (5) such information was lawfully acquired from other sources by the recipient without use of or reference to Confidential Information, (6) the disclosure is by a party to its Affiliates and its and their directors, officers, employees, agents, consultants and advisors, provided such disclosure is made on a need-to-know basis and such recipients are bound by confidentiality or fiduciary duties or obligations and the Investor Holder shall be liable for any failure to preserve the confidentiality of the Confidential Information by any such recipient , and (7) the disclosure is by the Investor Holder to its limited partners and prospective limited partners and is customary for private equity firms relating to its investment in the Acquired Shares, provided that such Persons are either bound by confidentiality obligations to the Company or bound by customary confidentiality obligations to the Investor Holder, who shall be responsible and liable for any failure to preserve the confidentiality of the Confidential Information by any such recipient, provided that (x) in relation to the foregoing clauses (1) and (2), disclosure shall be made only to the extent required and, so far as is practicable, be made after consultation with the Non-Disclosing Party and after taking into account such party’s reasonable requirements as to its timing, content and manner of making or dispatch, (y) in relation to the foregoing clauses (3) and (4), disclosure shall only be permitted other than as a direct or indirect consequence of a breach of this Agreement by the Disclosing Party or any of its respective Affiliates or their directors, officers, employees, agents, consultants or advisors or which the Disclosing Party knows (or ought reasonably to have known) to have been disclosed in breach of any duty of confidentiality), and (z) in relation to the foregoing clause (7), disclosure shall not be permitted to any Person operating within or participating in the same industry as the Company or its Subsidiaries unless the Company has provided its prior written consent.
16.Miscellaneous.
a.Subject to Clause 16(b), neither this Agreement or any rights or obligations that may accrue to the Investor Holder hereunder may be transferred or assigned, in whole nor in part, without the prior written consent of the Company, which may be withheld by the Company in its absolute discretion. Neither this Agreement or any rights or obligations that may accrue to the Company hereunder may be transferred or assigned, in whole nor in part, without the prior written consent of the Investor Holder, which may be withheld by the Investor Holder in its absolute discretion.
b.Provided that no Closing has occurred, the Investor Holder may assign all (and not part only) of its rights, duties and obligations under this Agreement to one (and not more than one) wholly-owned Subsidiary of the Investor Holder (“Nominated Affiliate”), subject to the condition that the Nominated Affiliate executes an Affiliate Joinder Agreement to this Agreement. With effect from the execution of such Affiliate Joinder Agreement by the Nominated Affiliate: (i) all rights and benefits of the Investor Holder under this Agreement shall be assigned and transferred to the Nominated Affiliate; (ii) the Nominated Affiliate shall assume all obligations and liability of the Investor Holder under this Agreement, provided that the Investor Holder shall not be released from such obligations and liabilities (and shall be required to perform any obligations of the Investor Holder in the event the Nominated Affiliate does not perform such obligations in accordance with this Agreement); (iii) all references in this Agreement to the Investor Holder shall be deemed to include references to the Nominated Affiliate; and (iv) the Nominated Affiliate shall make such representations and warranties set out at Clause 9 to the Company as of the date of the Affiliate Joinder Agreement. Any attempt by the Investor Holder to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement in a manner that is not permitted by the foregoing sentence shall be void. The Investor Holder shall provide the Company written notice of any assignment to a Nominated Affiliate in accordance with the foregoing within three (3) Business Days of the Nominated Affiliate executing an Affiliate Joinder Agreement.
c.The Investor Holder acknowledges that the Company shall be permitted to file a copy of this Agreement with the SEC.
d.Each of the Company and the Investor Holder is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
e.All the agreements, representations and warranties made by each party hereto in this Agreement shall survive the relevant Closing, except that the representations and warranties made by the Company in Clause 8.2 shall only survive until the date that is twelve (12) months following the relevant Closing.
f.This Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
g.This Agreement (and any other agreements executed and delivered in connection thereof) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.
h.Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i.If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
j.This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
17.Governing Law and Jurisdiction
a.This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
b.EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
c.Each party hereto agrees (a) that this Agreement involves at least $100,000.00, and (b) that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708. Each party hereby irrevocably and unconditionally agrees (a) to be subject to the exclusive jurisdiction of the U.S. federal courts sitting in the State of Delaware, or any state courts of the State of Delaware (or any court in which appeal from such courts may be taken) in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the U.S. federal courts sitting in the State of Delaware, or any state courts of the State of Delaware (or any court in which appeal from such courts may be taken) and (d) consents to service being made through the notice procedures set forth in Clause 13.
d.The parties to this Agreement hereby agree that, in the event of a dispute relating to any matter contained both in this Agreement and in the Articles, the provisions of this Agreement will prevail and, in particular, the provisions of this Clause 17 shall take precedence over the dispute resolution provisions in the Articles.
e.Each party hereby agrees that service of any process, summons, notice or document by an internationally-recognized courier or by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service to the respective addresses set forth in Clause 13 shall be effective service of process for any proceeding in connection with this Agreement or the transactions contemplated hereby and that service made pursuant to the forgoing shall, to the fullest extent permitted by applicable Law, have the same legal force and effect as if served upon such party personally within the State of Delaware.
18.Remedies; Specific Performance.
The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by a party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this

Agreement in accordance with Clause 11, each party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any competent court of jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.
GLOBAL BLUE GROUP HOLDING AG

By: /s/ Jacques Stern
Name: Jacques Stern
Title: CEO

[Signature Page to Investment Agreement]

CK OPPORTUNITIES FUND I, LP
By: CK Opportunities GP, LLC, its general partner

/s/ Laura Torrado_______
Laura Torrado
Authorized Signatory

/s/ Tom LaMacchia_____
Tom LaMacchia
Authorized Signatory

[Signature Page to Investment Agreement]

Schedule A – Articles Amendment

STATUTEN der Global Blue Group Holding AG (Global Blue Group Holding SA) (Global Blue Group Holding Ltd) _____________________________________________________	ARTICLES OF ASSOCIATION of Global Blue Group Holding AG (Global Blue Group Holding SA) (Global Blue Group Holding Ltd) _____________________________________________________
I.    Grundlagen
Artikel 1: Firma, Sitz
Unter der Firma
Global Blue Group Holding AG
(Global Blue Group Holding SA)
(Global Blue Group Holding Ltd)
besteht eine Aktiengesellschaft gemäss Artikel 620 ff. OR mit Sitz in Wangen-Brüttisellen. Die Dauer der Gesellschaft ist unbeschränkt.

I. General Provisions
Article 1: Corporate Name, Registered Office
Under the corporate name
Global Blue Group Holding AG
(Global Blue Group Holding SA)
(Global Blue Group Holding Ltd)
a Company exists pursuant to articles 620 et seq. of the Swiss Code of Obligations ("CO") having its registered office in Wangen-Brüttisellen. The duration of the Company is unlimited.

Artikel 2: Zweck
Der Zweck der Gesellschaft ist der Erwerb und die Verwaltung von Beteiligungen an in- und ausländischen Unternehmungen, insbesondere von beherrschenden Beteiligungen an Gesellschaften, welche im Bereich MwSt Rückerstattung, Fremdwährungstausch, Marketingdienstleistungen, Verkaufsstellen-Technologie, Ausbildung von Verkaufspersonal und Kundeninformationen tätig sind, die Führung und nachhaltige Entwicklung dieser Beteiligungsgesellschaften im Rahmen einer Unternehmensgruppe sowie die Bereitstellung der finanziellen und organisatorischen Voraussetzungen für die Führung einer Unternehmensgruppe.

Article 2: Purpose
The purpose of the Company is to acquire, hold and manage investments in domestic and foreign companies, in particular of controlling investments in companies active in the areas of VAT/GST tax refund, currency conversion, marketing services, point-of-sale technology, retail staff education, and customer intelligence, the management and sustainable development of these investment companies within a group of companies as well as the provision of financial and organizational means for the management of a group of companies.

Die Gesellschaft kann im In- und Ausland Liegenschaften und Immaterialgüterrechte erwerben, belasten, verwerten und verkaufen sowie Tochtergesellschaften und Zweigniederlassungen errichten und finanzieren.	The Company may acquire, mortgage, utilize and sell real estate properties and intellectual property rights in Switzerland and abroad as well as incorporate and finance subsidiaries and branches.
Die Gesellschaft kann alle der Verwirklichung ihres Zweckes förderlichen kommerziellen und finanziellen Transaktionen durchführen, insbesondere Kredite gewähren und aufnehmen, Obligationenanleihen ausgeben, Bürgschaften und Garantien abgeben, Sicherheiten stellen sowie Anlagen in allen marktgängigen Anlagemedien vornehmen.	The Company may engage in all kinds of commercial and financial transactions that are beneficial for the realisation of its purpose, in particular provide and take out loans, issue bonds, provide suretyships and guarantees, provide collateral as well as make investments in all marketable investment classes.

II.    Kapital
Artikel 3a: Aktienkapital
Das Aktienkapital der Gesellschaft beträgt CHF 2'103'234.74 und ist eingeteilt in 192'534'962 auf den Namen lautende Stammaktien mit einem Nennwert von je CHF 0.01, 17'788'512 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 ("Vorzugsaktien der Kategorie A") und 0 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 ("Vorzugsaktien der Kategorie B"). Die Aktien sind vollständig liberiert.

II. Capital
Article 3a: Share Capital
The share capital of the Company amounts to CHF 2,103,234.74 and is divided into 192,534,962 registered common shares with a nominal value of CHF 0.01 each, 17,788,512 registered series A convertible preferred shares with a nominal value of CHF 0.01 each ("Series A Preferred Shares") and 0 registered series B convertible preferred shares with a nominal value of CHF 0.01 each ("Series B Preferred Shares"). The share capital is fully paid-up.

Artikel 3b: Wandelbare Vorzugsaktien der Kategorie A
1.    Die Vorzugsaktien der Kategorie A haben dieselben Rechte wie die Stammaktien, einschliesslich des Rechts auf Dividenden (einschliesslich Liquidationsdividende) und Stimm- und Mitwirkungsrechte.
Article 3b: Convertible Series A Preferred Shares 1.The Series A Preferred Shares have the same dividend (including liquidation dividends), voting and other rights as common shares.
2.Jede Vorzugsaktie der Kategorie A verleiht ein Recht auf eine (zusätzliche) Vorzugsdividende ("Vorzugsdividende A") wie folgt:	2.Each Series A Preferred Share confers an (additional) preference dividend ("Preference Dividend A") as follows:

Für die für das Geschäftsjahr 2025/2026 (d.h. erstmals an der ordentlichen Generalversammlung 2026) und danach beschlossenen Dividendenbeschlüsse (einschliesslich Beschlüsse betreffend ausschüttbare Reserven) ein Betrag entsprechend 8% p.a. ("Kategorie A Prozentsatz") von USD 10, unter der Voraussetzung, dass die Generalversammlung eine entsprechende Dividende beschliesst und die einschlägigen Bestimmungen des Schweizerischen Obligationenrechts sowie sonstige für die Gesellschaft geltende rechtliche Vorschriften eingehalten werden. Insbesondere darf keine Vorzugsdividende A ausgerichtet werden, insoweit kein Bilanzgewinn oder ausschüttbare Reserven bestehen.

a.For dividends resolved (including resolutions regarding distributable reserves) for the financial year 2025/2026 (i.e. the first time at the ordinary General Meeting of Shareholders 2026) and thereafter an amount equal to 8% per annum ("Series A Percentage") of USD 10, under the prerequisite that the General Meeting of Shareholders resolves a corresponding dividend and that the relevant provisions of the CO, as well as the other legal requirements applicable to the Company are complied with. In particular no Preference Dividend A may be distributed to the extent no balance sheet profit or distributable reserves are available for distribution.

Der Kategorie A Prozentsatz erhöht sich in jedem auf das Geschäftsjahr 2025/2026 folgenden Geschäftsjahr jeweils um einen weiteren Prozentpunkt p.a.	b.The Series A Percentage shall increase in each financial year after 2025/2026 by an additional one percentage point per annum.
Die Generalversammlung kann beschliessen, in einem Geschäftsjahr keine Dividende auszuschütten, oder eine Dividende auszuschütten, welche zur vollständigen Zahlung einer Vorzugsdividende A nicht ausreicht; diesfalls verfällt am Ende dieses Jahres der entsprechende restliche Betrag der Vorzugsdividende A für dieses Geschäftsjahr, dieser Betrag wird nicht auf das nächste Geschäftsjahr vorgetragen und erhöht den auf der Basis des künftig anwendbaren Kategorie A Prozentsatzes nicht.

c.    The General Meeting of Shareholders may resolve in any given financial year not to distribute dividends, or to distribute dividends in an amount not covering the full amount of the Preference Dividend A; in such cases the respective remaining amount of the Preference Dividend A of such year is forfeited at the end of such financial year, shall not be carried forward to the following financial year(s) and does not increase the basis of the subsequently applicable Series A Percentage.

Die Vorzugsdividende A hat den gleichen Vorrang wie die Sachdividende (wie in Artikel 3c definiert). Sollte die Generalversammlung die Ausschüttung von Dividenden in einer Höhe beschliessen, welche zur vollständigen Zahlung der Vorzugsdividende A und der Sachdividende nicht ausreicht, wird der beschlossene Dividendenbetrag anteilsmässig unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt.

d.    The Preference Dividend A has the same priority as the PIK Dividend (as defined in Article 3c). In the event that the General Meeting of Shareholders resolves to distribute dividends in an amount not covering the full amount of the Preference Dividend A and the PIK Dividend, the resolved amount of dividends shall be distributed pro rata between the holders of the Series A Preferred Shares and Series B Preferred Shares.

Die ordentliche Dividende für die Stammaktien, die Vorzugaktien der Kategorie A und die Vorzugsaktien der Kategorie B kann beschlossen werden, nachdem die Generalversammlung die Auszahlung der Vorzugsdividende A und der Sachdividende für das betreffende Jahr vollumfänglich beschlossen hat.	The regular dividend on the common shares, the Series A Preferred Shares and the Series B Preferred Shares can be resolved once the General Meeting of Shareholders has approved the payment of the Preference Dividend A and the PIK Dividend for the respective year in full.

3.Die Inhaber der Vorzugsaktien der Kategorie A haben ein Recht auf einen Vorweganteil am Liquidationsergebnis nach Tilgung der Schulden, wobei der Vorweganteil pro Vorzugsaktie der Kategorie A dem höheren der folgenden Beträge entspricht:
a.USD 10.00; und
b.dem Betrag, den die Vorzugsaktie der Kategorie A gewährt hätte, wenn sie unmittelbar vor der Liquidation in eine Stammaktie umgewandelt worden wäre
(dieser Betrag, der "Kategorie A Vorweganteil am Liquidationsergebnis"). Der Vorweganteil am Liquidationsergebnis für die Vorzugsaktien der Kategorie A hat den gleichen Vorrang wie der Vorweganteil am Liquidationsergebnis der Vorzugsaktien der Kategorie B. Reicht das Liquidationsergebnis nicht zur vollständigen Zahlung des Vorweganteils der Vorzugsaktien der Kategorie A und der Vorzugsaktien der Kategorie B aus, wird das Liquidationsergebnis anteilsmässig (d.h. unter Berücksichtigung des Kategorie A Vorweganteils am Liquidationsergebnis und des Kategorie B Vorweganteils am Liquidationsergebnis) unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt. Nach Auszahlung des Vorzugsanteils am Liquidationsergebnis an die Vorzugsaktien der Kategorie A und die Vorzugsaktien der Kategorie B, ist das restliche Liquidationsergebnis unter den Stammaktien anteilsmässig zu verteilen.

3.Each Series A Preferred Share confers the right to receive after all debts have been satisfied a priority share of the liquidation proceeds in an amount equal to the higher of:
a.USD 10.00; and
b.the amount that such Series A Preferred Share would have conferred had it been converted into a common share immediately prior to the liquidation
(such amount, the "Series A Liquidation Preference"). The priority share of the liquidation proceeds of the Series A Preferred Shares has the same priority as the priority share of the liquidation proceeds of the Series B Preferred Shares. In the event that the liquidation proceeds do not cover the full amount of the priority share of the liquidation proceeds of the Series A Preferred Shares and the Series B Preferred Shares, the liquidation proceeds shall be distributed pro rata (i.e., taking into account the Series A Liquidation Preference and the Series B Liquidation Preference) between the holders of the Series A Preferred Shares and Series B Preferred Shares. After distribution of the liquidations proceeds to the Series A Preferred Shares and the Series B Preferred Shares, the remainder shall be distributed pro rata on the common shares.

4.Die Gesellschaft ist im Rahmen des gesetzlich Zulässigen ermächtigt, alle oder einen Teil der Vorzugsaktien der Kategorie A gegen Bargeld und/oder Stammaktien (aus dem Eigenbestand oder Stammaktien aus genehmigtem Kapital) auf der Basis einer Vereinbarung mit den Vorzugsaktionären, welche den Vorzugsaktionären Andienungsrechte und der Gesellschaft Erwerbs- und Rückkaufsrechte einräumt, zu erwerben ("Kategorie A Eintauschvereinbarung").

4.To the extent permitted by applicable law, the Company is authorized to acquire all or any portion of the Series A Preferred Shares in exchange for cash and/or common shares (sourced, in particular, from treasury shares or shares issued out of authorized share capital) pursuant to a contractual arrangement between the Company and the holders of the Series A Preferred Shares which grants the holders put rights and the Company call rights and redemption rights ("Series A Conversion Agreement").

5.Die Ausgabe neuer Vorzugsaktien (bzw. die Schaffung von genehmigten Kapital oder eines Kapitalbands für die Ausgabe von Vorzugsaktien) und die Abänderung bzw. Aufhebung dieses Artikels 3b bedarf der Zustimmung einer Sonderversammlung der Inhaber der Vorzugsaktien der Kategorie A mit der Mehrheit der anwesenden Stimmen ("Kategorie A Sonderversammlung"). Zudem ist die Zustimmung der Kategorie A Sonderversammlung erforderlich für: (a) die Genehmigung eines Aktientausches, eines Zusammenschlusses, einer Fusion oder einer vergleichbaren Transaktion, die dazu führt, dass die Inhaber der Vorzugsaktien der Kategorie A pro Vorzugsaktie der Kategorie A eine Gegenleistung erhalten, die weniger wert ist als USD 10 und (b) für Beschlüsse der Generalversammlung im Zusammenhang mit einem öffentlichen Übernahmeangebot für alle oder einen Teil der Aktien der Gesellschaft, sofern die Inhaber der Vorzugsaktien der Kategorie A pro Vorzugsaktie der Kategorie A weniger als USD 10 erhalten. Für die Vernichtung von Vorzugsaktien der Kategorie A, welche im Eigenbestand der Gesellschaft oder ihrer Tochtergesellschaften gehalten werden, ist die Zustimmung der Kategorie A Sonderversammlung nicht erforderlich.

5.The issuance of any preferred shares (and the creation of authorized capital or a capital band for the issuance of preferred shares) as well as the modification and cancellation, respectively, of this Article 3b requires the approval of a special meeting of the Series A Preferred Shares with a majority of the votes present at the meeting ("Series A Special Meeting"). In addition, approval by the Series A Special Meeting is required for (a) the approval of a share exchange, combination, merger or comparable transaction which would result in a holder of a Series A Preferred Share receiving consideration valued at less than USD 10 per Series A Preferred Share, or (b) in case of resolutions by a General Meeting of Shareholders being held in the context of a public tender offer for all or part of the shares of the company, to the extent that a holder of a Series A Preferred Share would receive less than USD 10 per Series A Preferred Share. However, no Series A Special Meeting is required for the cancellation of Series A Preferred Shares which are held in treasury by the Company or its subsidiaries.

6.Im Falle der Ausgabe von neuen Stammaktien haben die Vorzugsaktien der Kategorie A dieselben Bezugs- und Vorwegzeichnungsrechte wie die Stammaktien und die Vorzugsaktien der Kategorie B. Der Ausschluss von Bezugs- und Vorwegzeichnungsrechten auf Stammaktien bedarf keiner Zustimmung der Kategorie A Sonderversammlung.

6.The Series A Preferred Shares confer the same pre-emptive rights and advance subscription rights for newly issued common shares as the common shares and the Series B Preferred Shares. The exclusion of pre-emptive or advance subscription rights for common shares does not require approval by the Series A Special Meeting.

Artikel 3c: Wandelbare Vorzugsaktien der Kategorie B	Article 3c: Convertible Series B Preferred Shares
1.Die Vorzugsaktien der Kategorie B haben dieselben Rechte wie die Stammaktien, einschliesslich des Rechts auf Dividenden (einschliesslich Liquidationsdividende) und Stimm- und Mitwirkungsrechte.	1.The Series B Preferred Shares have the same dividend (including liquidation dividends), voting and other rights as the common shares.
2.Jede Vorzugsaktie der Kategorie B verleiht ein Recht auf eine (zusätzliche) Vorzugsdividende wie folgt:	2.Each Series B Preferred Share confers an (additional) preference dividend as follows:

a.Jährlich wiederkehrende Sachdividende (erstmals für das Geschäftsjahr 2022/23 pro rata ab der Ausgabe der Vorzugsaktien der Kategorie B), die in Form von neu ausgegebenen Vorzugsaktien der Kategorie B entsprechend 5% ("Kategorie B Prozentsatz") der Anzahl der zu diesem Zeitpunkt ausgegebenen und nicht von der Gesellschaft gehaltenen Vorzugsaktien der Kategorie B pro rata an die Eigentümer von Vorzugsaktien der Kategorie B ausgeschüttet wird ("Sachdividende"), unter der Voraussetzung, dass die Generalversammlung eine entsprechende Dividende beschliesst und die einschlägigen Bestimmungen des Schweizerischen Obligationenrechts sowie sonstige für die Gesellschaft geltende rechtliche Vorschriften eingehalten werden. Insbesondere darf keine Sachdividende ausgerichtet werden, insoweit kein Bilanzgewinn oder ausschüttbare Reserven bestehen. Im Falle eines Eintausches bzw. Rückkaufs von Vorzugsaktien der Kategorie B kann die Sachdividende vorgängig zu einem solchen Eintausch oder Rückkauf als ausserordentliche Dividende oder Interimsdividende pro rata temporis ausgerichtet werden ("Pro Rata Sachdividende"). Jede in einem Geschäftsjahr beschlossene und ausgeschüttete Pro Rata Sachdividende wird von einer gegebenenfalls später für dieses Geschäftsjahr auszurichtenden jährlichen Sachdividende abgezogen.

a.Annual dividend paid in kind (for the first time for the financial year 2022/23 pro rata as from the issue of the Series B Preferred Shares) in the form of newly issued Series B Preferred Shares in an amount equal to 5% ("Series B Percentage") of the number of Series B Preferred Shares outstanding at the time which are not held by the Company as treasury shares ("PIK Dividend"), such PIK Dividend to be paid pro rata to the holders of Series B Preferred Shares under the prerequisite that the General Meeting of Shareholders resolves a corresponding dividend and that the relevant provisions of the CO, as well as the other legal requirements applicable to the Company are complied with. In particular no PIK Dividend may be distributed to the extent no balance sheet profit or distributable reserves are available for distribution. If Series B Preferred Shares are to be converted or repurchased, the PIK Dividend may be paid as an extraordinary dividend or interim dividend prior to such conversion or repurchase pro rata temporis ("Pro Rata PIK Dividend"). Any Pro Rata PIK Dividend resolved and paid in a financial year will be deducted from any subsequent annual PIK Dividend resolved for such financial year.

Die Generalversammlung kann beschliessen, in einem Geschäftsjahr keine Dividende auszuschütten, oder eine Dividende auszuschütten, welche zur vollständigen Zahlung der Sachdividende nicht ausreicht; diesfalls verfällt am Ende dieses Jahres der entsprechende restliche Betrag der Sachdividende für dieses Geschäftsjahr, dieser Betrag wird nicht auf das nächste Geschäftsjahr vorgetragen und erhöht den künftig anwendbaren Kategorie B Prozentsatz nicht.

b.The General Meeting of Shareholders may resolve in any given financial year not to distribute dividends, or to distribute dividends in an amount which is less than the full amount of the PIK Dividend; in such cases the respective remaining amount of the PIK Dividend of such year is forfeited at the end of such financial year, shall not be carried forward to the following financial year(s) and does not increase the subsequently applicable Series B Percentage.

Die Sachdividende hat den gleichen Vorrang wie die Vorzugsdividende A. Sollte die Generalversammlung die Ausschüttung von Dividenden in einer Höhe beschliessen, welche zur vollständigen Zahlung der Sachdividende und der Vorzugsdividende A nicht ausreicht, wird der beschlossene Dividendenbetrag anteilsmässig unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt.

c.The PIK Dividend has the same priority as the Preference Dividend A. In the event that the General Meeting of Shareholders resolves to distribute dividends in an amount not covering the full amount of PIK Dividend and the Preference Dividend A, the resolved amount of dividends shall be distributed pro rata between the holders of the Series A Preferred Shares and Series B Preferred Shares.

Die ordentliche Dividende für die Stammaktien, die Vorzugsaktien der Kategorie A und die Vorzugsaktien der Kategorie B kann beschlossen werden, nachdem die Generalversammlung die Auszahlung der Vorzugsdividende A und der Sachdividende für das betreffende Jahr vollumfänglich beschlossen hat.	The regular dividend on the common shares, the Series A Preferred Shares and the Series B Preferred Shares can be resolved once the General Meeting of Shareholders has approved the payment of the Preference Dividend A and PIK Dividend for the respective year in full.

3.Die Inhaber der Vorzugsaktien der Kategorie B haben ein Recht auf einen Vorweganteil am Liquidationsergebnis nach Tilgung der Schulden, wobei der Vorweganteil pro Vorzugsaktie der Kategorie B dem höheren der folgenden Beträge entspricht:
a.dem Gesamtbetrag von  USD 8.50; und
b.dem Betrag, den die Vorzugsaktie der Kategorie B gewährt hätte, wenn sie unmittelbar vor der Liquidation in eine Stammaktie umgewandelt worden wäre.
(dieser Betrag, der "Kategorie B Vorweganteil am Liquidationsergebnis"). Der Vorweganteil am Liquidationsergebnis für die Vorzugsaktien der Kategorie B hat den gleichen Vorrang wie der Vorweganteil am Liquidationsergebnis der Vorzugsaktien der Kategorie A. Reicht das Liquidationsergebnis nicht zur vollständigen Zahlung des Vorweganteils der Vorzugsaktien der Kategorie B und der Vorzugsaktien der Kategorie A aus, wird das Liquidationsergebnis anteilsmässig (d.h. unter Berücksichtigung des Kategorie A Vorweganteils am Liquidationsergebnis und des Kategorie B Vorweganteils am Liquidationsergebnis) unter den Inhabern der Vorzugsaktien der Kategorie B und Vorzugsaktien der Kategorie A verteilt. Nach Auszahlung des Vorzugsanteils am Liquidationsergebnis an die Vorzugsaktien der Kategorie B und die Vorzugsaktien der Kategorie A, ist das restliche Liquidationsergebnis unter den Stammaktien anteilsmässig zu verteilen.

3.Each Series B Preferred Share confers the right to receive after all debts have been satisfied a priority share of the liquidation proceeds in an amount equal to the higher of:
a.the total of USD 8.50; and
b.the amount that such Series B Preferred Share would have conferred had it been converted into a common share immediately prior to the liquidation,
(such amount, the "Series B Liquidation Preference"). The priority share of the liquidation proceeds of the Series B Preferred Shares has the same priority as the priority share of the liquidation proceeds of the Series A Preferred Shares. In the event that the liquidation proceeds do not cover the full amount of the priority share of the liquidation proceeds of the Series B Preferred Shares and the Series A Preferred Shares, the liquidation proceeds shall be distributed pro rata (i.e., taking into account the Series A Liquidation Preference and the Series B Liquidation Preference) between the holders of the Series B Preferred Shares and Series A Preferred Shares. After distribution of the liquidations proceeds to the Series B Preferred Shares and the Series A Preferred Shares, the remainder shall be distributed pro rata on the common shares.

4.Die Gesellschaft ist im Rahmen des gesetzlich Zulässigen ermächtigt, alle oder einen Teil der Vorzugsaktien der Kategorie B gegen Bargeld und/oder Stammaktien (aus dem Eigenbestand oder Stammaktien aus genehmigtem Kapital) auf der Basis einer Vereinbarung mit den Inhabern von Vorzugsaktien der Kategorie B, welche solchen Inhabern Wandelungsrechte und der Gesellschaft Erwerbs- und Rückkaufsrechte einräumt, zu erwerben ("Kategorie B Eintauschvereinbarung").

4.To the extent permitted by applicable law, the Company is authorized to acquire all or any portion of the Series B Preferred Shares in exchange for cash and/or common shares (sourced, in particular, from treasury shares or shares issued out of authorized share capital) pursuant to a contractual arrangement between the Company and the holders of Series B Preferred Shares, which grants such holders conversion rights and the Company call rights and redemption rights ("Series B Conversion Agreement").

5.Es bestehen keine Geschäfte oder Themen, die die Zustimmung einer Sonderversammlung der Inhaber der Vorzugsaktien der Kategorie B ("Kategorie B Sonderversammlung") erfordern, mit Ausnahme:
a.einer Änderung bzw. Aufhebung dieses Artikels 3c;
b.die Genehmigung eines Aktientausches, eines Zusammenschlusses, einer Fusion oder einer vergleichbaren Transaktion, die dazu führt, dass die Inhaber der Vorzugsaktien der Kategorie B pro Vorzugsaktie der Kategorie B eine Gegenleistung erhalten, die weniger wert ist als USD 8.50; und
c.von Beschlüssen der Generalversammlung im Zusammenhang mit einem öffentlichen Übernahmeangebot für alle oder einen Teil der Aktien der Gesellschaft, sofern die Inhaber der Vorzugsaktien der Kategorie B pro Vorzugsaktie der Kategorie B weniger als USD 8.50 erhalten.
Die Ausnahmen unter lit. b. und c. sind nicht anwendbar, falls dies für eine Transaktion erforderlich ist, für die (i) die Gesellschaft rechtmässig ihr Rückkaufsrecht (Issuer Call) unter der Kategorie B Eintauschvereinbarung ausgeübt hat und/oder (ii) ein Mitverkaufsrecht unter dem Aktionärsbindungsvertrag zwischen den Inhabern der Vorzugsaktien der Kategorie B, SL Globetrotter L.P. und Global Blue Holding LP, in seiner jeweils geltenden Fassung rechtmässig ausgeübt wurde. Für die Vernichtung von Vorzugsaktien der Kategorie B, welche im Eigenbestand der Gesellschaft oder ihrer Tochtergesellschaften gehalten werden, ist die Zustimmung der Kategorie B Sonderversammlung nicht erforderlich.

5.There are no topics which require the approval of a special meeting of the holders of the Series B Preferred Shares ("Series B Special Meeting"), except for:
a.the modification or cancellation of this Article 3c;
b.the approval of a share exchange, combination, merger or comparable transaction which would result in a holder of a Series B Preferred Share receiving consideration valued at less than USD 8.50 per Series B Preferred Share, and resolutions by a General Meeting of Shareholders being held in the context of a public tender offer for all or part of the shares of the Company, to the extent that a holder of a Series B Preferred Share would receive less than USD 8.50 per Series B Preferred Share.

The exceptions under para. b and c. do not apply with respect to any transaction in respect of which (i) the Company has validly exercised its issuer call right under the Series B Conversion Agreement and/or (ii) the drag-along right has been validly exercised under the voting agreement between, among others, the holders of Series B Preferred Shares, SL Globetrotter L.P. and Global Blue Holding LP, as amended from time to time. No Series B Special Meeting is required for the cancellation of Series B Preferred Shares which are held in treasury by the Company or its subsidiaries.

6.Im Falle der Ausgabe von neuen Stammaktien haben die Vorzugsaktien der Kategorie B dieselben Bezugs- und Vorwegzeichnungs-rechte wie die Vorzugsaktien der Kategorie A und die Stammaktien. Der Ausschluss von Bezugs- und Vorwegzeichnungsrechten auf Stammaktien bedarf keiner Zustimmung der Kategorie B Sonderversammlung.

6.The Series B Preferred Shares confer the same pre-emptive rights and advance subscription rights for newly issued common shares as the Series A Preferred Shares and the common shares. The exclusion of pre-emptive or advance subscription rights for common shares does not require approval by the Series B Special Meeting.

Artikel 4a: Bedingtes Aktienkapital – Mitarbeiterbeteiligung
1.Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 190'000 durch Ausgabe von höchstens 19'000'000 vollständig zu liberierenden Stammaktien mit einem Nennwert von je CHF 0.01 bei Ausübung von Optionsrechten oder im Zusammenhang mit anderen Rechten auf Aktien (einschliesslich sog. Restricted Stock Units (RSU) oder sog. Performance Stock Units (PSU)) erhöht, welche Organmitgliedern und Mitarbeitern oder Verwaltungsräte aller Stufen der Gesellschaft und der Gruppengesellschaften gemäss den entsprechenden Reglementen und Beschlüssen des Verwaltungsrats zustehen. Das Bezugsrecht und das Vorwegzeichnungsrecht der Aktionäre sind ausgeschlossen.

Article 4a: Conditional Share Capital – Employee or Director Participation
1.The share capital of the Company may be increased by up to CHF 190'000 by issuing up to 19'000'000 fully paid-in common shares with a nominal value of CHF 0.01 each, upon the exercise of option rights or in connection with other rights regarding shares (including restricted stock units (RSU) or Performance Stock Units (PSU)) granted to officers and employees or directors at all levels of the Company and its group companies according to respective regulations and resolutions of the Board of Directors. The pre-emptive rights and the advance subscription rights of the shareholders are excluded.

2.Die Bedingungen zur Zuweisung und Ausübung der Optionsrechte und anderer Rechte auf Aktien aus diesem Artikel 4a sind vom Verwaltungsrat festzulegen. Die Ausgabe von Aktien unter dem Marktpreis ist zulässig.

2.The conditions for the allocation and exercise of the option rights and other rights regarding shares from this Article 4a are determined by the Board of Directors. The shares may be issued at a price below the market price.

Artikel 4b: Bedingtes Aktienkapital – Wandelanleihen
1.    Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 190'000 durch Ausgabe von höchstens 19'000'000 vollständig zu liberierenden Stammaktien von je CHF 0.01 Nennwert erhöht bei Ausübung von Wandel- oder Optionsrechten, welche im Zusammenhang mit Wandelanleihen, Anleihen, Wandeldarlehen und ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften eingeräumt worden sind.

Article 4b: Conditional Share Capital – Convertible Debt
1.The share capital of the Company may be increased by up to CHF 190'000 by issuing up to 19'000'000 fully paid-in common shares with a nominal value of CHF 0.01 each upon the exercise of conversion rights or options in relation with convertible debt instruments, bonds, loans and similar forms of financing of the Company or of a subsidiary company.

2.Die Ausgabebedingungen für die Options- und Wandelrechte werden durch den Verwaltungsrat festgelegt. Der Verwaltungsrat ist ermächtigt, das Vorwegzeichnungsrecht der Aktionäre aufzuheben oder einzuschränken, sofern die Wandelanleihen, Anleihen, Wandeldarlehen und ähnliche Finanzierungsformen verwendet werden (i) falls die Emission auf dem Weg der Festübernahme durch ein Konsortium mit anschliessender Platzierung im Publikum ohne Vorwegzeichnungsrecht im betreffenden Zeitpunkt, insbesondere hinsichtlich der Emissionskonditionen, als die geeignetste Emissionsform erscheint, oder (ii) im Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich Übernahme) von Gesellschaften, Unternehmen, Unternehmensteilen, Beteiligungen oder Kooperationen oder anderer Investitionen, oder (iii) falls die Emission von Wandelanleihen, Anleihen, Wandeldarlehen und ähnlichen Finanzierungsformen unter Ausschluss des Vorwegzeichnungsrechts aus Sicht des Verwaltungsrats die geeignetste Form der Emission für eine schnelle und flexible Mittelbeschaffung erscheint, einschliesslich zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise.

2.    The conditions for the granting of the option rights and conversion rights shall be determined by the Board of Directors. The Board of Directors is authorized to exclude or restrict shareholders' advance subscription rights, if the convertible debt instruments, bonds, loans and similar forms of financing are used, (i) if an issue by firm underwriting by a consortium with subsequent offering to the public without advance subscription rights seems to be the most appropriate form of issue at the time, particularly in terms of the conditions for issue, or (ii) in connection with the financing or refinancing of the acquisition (including takeover) of companies, enterprises, parts of enterprises, participations or joint ventures or other investments, or (iii) if the issue of debt instruments, bonds, loans and similar forms of financing with advance subscription rights excluded in the opinion of the Board of Directors seems the most appropriate form of issue for the quick and flexible raising of funds, including meeting financing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 crisis.

1.Soweit das Vorwegzeichnungsrecht ausgeschlossen ist, (i) beträgt die Ausübungsfrist für Wandelrechte höchstens 15 Jahre und für Optionsrechte höchstens 7 Jahre und (ii) und die Bedingungen solcher Wandelanleihen, Anleihen, Wandeldarlehen und ähnliche Finanzierungsformen, einschliesslich Options- und Wandelbedingungen, sind unter Berücksichtigung der Marktverhältnisse zum Zeitpunkt von deren Ausgabe festzulegen.

3.    To the extent shareholders' advance subscription rights are excluded, (i) the exercise period for conversion and option rights granted shall not exceed 15 years and 7 years, respectively, and (ii) the terms of the relevant convertible debt instruments, bonds, loans and similar forms of financing, including conversion and option terms, shall be set taking into consideration the market conditions at the time of their issue.

Artikel 4c: Bedingtes Aktienkapital – Bestehende Aktionärsoptionen
1.Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 190'000 durch Ausgabe von höchstens 19'000'000 vollständig zu liberierenden Stammaktien mit einem Nennwert von CHF 0.01 je Aktie erhöht bei und im Umfang der Ausübung von Aktionärsoptionen, welche im Rahmen der Kotierung an vormalige Inhaber von Optionen der Far Point Acquisition Corporation ausgegeben worden sind.

Article 4c: Conditional Share Capital – Existing Shareholder Warrants
1.The share capital of the Company shall be increased by an amount not exceeding CHF 190'000, through the issue from time to time of a maximum of 19'000'000 fully paid-in common shares with a par value of CHF 0.01 each, in connection with the exercise of shareholder warrants that have been issued in connection with the listing of the Company to former holders of the warrants of Far Point Acquisition Corporation.

2.Das Bezugsrecht der Aktionäre ist ausgeschlossen. Die neuen Stammaktien können zum oder unter dem aktuellen Marktpreis ausgegeben werden. Der Verwaltungsrat bestimmt bei einer solchen Emission die spezifischen Ausgabekonditionen, inklusive den Ausgabepreis der Aktien in den Bedingungen der Aktionärsoptionen.

2.The pre-emptive rights of the shareholders are excluded. The new common shares may be issued at a price equal to or below the current market price. The Board of Directors shall specify the specific conditions of issue including the issue price of the shares in the terms of the shareholder warrants.

Artikel 4d: Genehmigtes Aktienkapital – Stammaktien
Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum [•]. Mai 2024 um höchstens CHF [702'898.34] durch Ausgabe von bis zu [70'289'834] vollständig zu liberierenden Stammaktien mit einem Nennwert von je CHF 0.01 zu erhöhen. Erhöhung auf dem Wege der Festübernahme und in Teilbeträgen ist zulässig. Die betreffenden Stammaktien können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital), den Beginn sowie Verfall der Dividendenberechtigung und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten.

Article 4d: Authorized Share Capital – Common Shares
The Board of Directors is authorized to increase the share capital of the Company at any time until [•] May 2024, by an amount not exceeding CHF [702,898.34] through the issuance of up to [70,289,834] fully paid-in common shares with a nominal value of CHF 0.01 each. Increases by way of underwriting as well as partial increases are permitted. The relevant common shares may be issued and paid-up by way of converting freely distributable reserves (including capital contribution reserves) into shares. Issue price, type of contribution (including through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allocation of pre-emptive rights not exercised shall be determined by the Board of Directors.

Der Verwaltungsrat ist ermächtigt, das Bezugsrecht der Aktionäre ganz oder teilweise aufzuheben oder zu beschränken:	The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing shareholders:
1.im Zusammenhang mit strategischen Partnertransaktionen und Kooperationen;	1. in connection with strategic partnering and co-operation transactions;
2.im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich Übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung und die Finanzierung oder Refinanzierung solcher Transaktionen;

2.in connection with mergers, acquisitions (including take-over) of companies, enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic investments as well as financing or refinancing of such transactions;

3.für die Beteiligung von Organmitgliedern und Mitarbeitern aller Stufen der Gesellschaft und deren Gruppengesellschaften;	3.for the participation of directors, officers and employees at all levels of the Company and its group companies;

4.zum Zwecke der Erweiterung des Aktionariats im Zusammenhang mit der Kotierung von Aktien an (zusätzlichen) ausländischen Börsen;	4.for the purpose of expanding the shareholder base in connection with the listing of shares on (additional) foreign stock exchanges.
5.zum Umtausch bzw. Rückkauf von Vorzugsaktien der Kategorie A gegen Stammaktien aus genehmigtem Kapital gemäss Artikel 3b Ziffer 4 der Statuten;
5.for the exchange and buy-back, respectively, of Series A Preferred Shares in exchange for common shares issued from authorized share capital according to Article 3b Section 4 of the Articles of Association;

6.im Zusammenhang mit der Ausübung von Optionen, welche im Rahmen der Kotierung der Gesellschaft an vormalige Optionsinhaber der Far Point Acquisition Corporation, Delaware, USA, ausgegeben worden sind, bzw. der Schaffung von entsprechenden eignen Aktien;
für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien, die im Rahmen einer Bezugsrechtsemission nur schwer zu erreichen wäre;
7.für die rasche und kosteneffiziente Mittelbeschaffung zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise;

6.in connection with the exercise of warrants that have been issued to former holders of warrants of Far Point Acquisition Corporation, Delaware, USA, in connection with the listing of the Company and the creation of corresponding treasury shares, respectively;
7.for the quick and flexible raising of funds by way of share placement which would be difficult to achieve by way of a rights offering;
8.for the quick and cost efficient raising of funds to meet financing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 crisis;

1.im Zusammenhang mit der Kotierung, einschliesslich im Zusammenhang mit dem der Ausgabe von Stammaktien an Mitglieder des Managements im Austausch für Darlehensschuldscheine bzw. Beteiligungsrechte, welche durch eine Tochtergesellschaft, Global Blue Holding Limited, Caymaninseln, oder Global Blue Investment & Co S.C.A., Luxemburg, begeben worden sind;

9.in connection with the listing of the Company, including in connection with exchanges of loan notes or equity instruments issued by the Company's subsidiary Global Blue Holding Limited, Cayman Islands, or Global Blue Investment & Co S.C.A., Luxembourg, to members of management for common shares of the Company;

10.    im Zusammenhang mit der Ausgabe von Stammaktien an S.L. Globetrotter L.P. (Cayman Island) und andere ehemalige Aktionäre der Global Blue Group AG gemäss den Bestimmungen über Preisanpassungen des Agreement and Plan of Merger, datiert per 16. Januar 2020 zwischen der Gesellschaft, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, ausgewählte Mitglieder des Managements wie in Ziffer 1.01(a) der Anlagen zum Merger Agreement aufgelistet, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (allein in seiner Eigenschaft als Vertreter der Aktionäre der Far Point Acquisition Corporation), Far Point LLC, Delaware, USA, allein zum Zweck der Ziffern 2.20 und 8.01 des Merger Agreements, und Jacques Stern, (allein in seiner Eigenschaft als Vertreter des Managements), wie von Zeit zu Zeit geändert;

10.in connection with the issuance of common shares to S.L. Globetrotter L.P. (Cayman Island) and other former shareholders of Global Blue Group AG in accordance with the price adjustment provisions pursuant to the Agreement and Plan of Merger, dated as of January 16, 2020 among the Company, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, certain members of management as listed on Section 1.01(a) of the Merger Agreement disclosure schedules, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (solely in his capacity as the Far Point Acquisition Corporation shareholder's representative), Far Point LLC, Delaware, USA, solely for purposes of Sections 2.20 and 8.01 of the Merger Agreement, and Jacques Stern, (solely in his capacity as the representative of management), as amended from time to time;

11.zum Umtausch bzw. Rückkauf von Vorzugsaktien der Kategorie B gegen Stammaktien aus genehmigtem Kapital gemäss Artikel 3c Ziffer [4] der Statuten; oder
11.for the exchange and buy-back, respectively, of Series B Preferred Shares in exchange for common shares issued from authorized share capital according to Article 3c Section [4] of the Articles of Association; or

12.falls, im Zusammenhang mit Fusionen sowie mit dem Erwerb (ein-schliesslich Übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung, die Finanzierung oder Refinanzierung solcher Transaktionen, sowie für die rasche und kosteneffiziente Mittelbeschaffung unter anderem zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise, die Gesellschaft die Verpflichtungen zur Bedienung von Options- oder Wandelrechten, die in Verbindung mit Darlehen oder ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften gewährt worden, übernimmt.

12.if in connection with mergers, acquisitions (including takeovers) of companies, enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic investments, financing or refinancing of such transactions, as well as the quick and flexible raising of funds, including meeting financing needs in connection with the growth of the VAT refund business following the Covid-19 crisis, the Company assumes share delivery obligations under conversion rights or warrants granted in connection with loans and other debt instruments issued by the Company or one of its subsidiaries.

Artikel 4e: Genehmigtes Aktienkapital – Vorzugsaktien der Kategorie B	Article 4e: Authorized Share Capital – Series B Preferred Shares

Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum [●]. Mai 2024 um höchstens CHF [●] durch Ausgabe von bis zu [●] vollständig zu liberierenden Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 zu erhöhen. Erhöhung in Teilbeträgen ist zulässig. Die betreffenden Vorzugsaktien der Kategorie B können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital), den Beginn sowie der Verfall der Dividendenberechtigung und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten. Die Übertragbarkeit der neuen Vorzugsaktien der Kategorie B wird gemäss Artikel 6 der Statuten beschränkt.
The Board of Directors is authorized to increase the share capital of the Company at any time until [●] May 2024, by an amount not exceeding CHF [●] through the issuance of up to [●] fully paid-in Series B Preferred Shares with a nominal value of CHF 0.01 each. Partial increases are permitted. The relevant Series B Preferred Shares may be issued and paid-up by way of converting freely distributable reserves (including capital contribution reserves) into shares. Issue price, type of contribution (including through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allocation of pre-emptive rights not exercised shall be determined by the Board of Directors. The new Series B Preferred Shares are subject to the transfer restrictions pursuant to Article 6 of the Articles of Association.

Der Verwaltungsrat ist ermächtigt, das Bezugsrecht der Aktionäre ganz oder teilweise aufzuheben oder zu beschränken:	The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing shareholders:
1.im Zusammenhang mit der Ausschüttung der Sachdividende gemäss Artikel 3c Ziffer 2 der Statuten;	1.in connection with the PIK Dividend paid out pursuant to Article 3c Section 2 of the Articles of Association;
2.für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise durch die Ausgabe von Vorzugsaktien der Kategorie B im Rahmen des Investitionsvertrags zwischen der Gesellschaft und [CK Vehicle] datiert vom [•]. Mai 2022 ("Investitionsvertrag");

2.for the quick and flexible raising of funds by way of share placement to meet financing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 crisis through the issuance of Series B Preferred Shares pursuant to the investment agreement between the Company and [CK VEHICLE] dated [•] May 2022 ("Investment Agreement");

3.in Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich Übernahmen) von Gesellschaften, Unter-nehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung im Rahmen des Investitionsvertrags.

3.in connection with the financing or refinancing of acquisitions (in-cluding take-over) of companies, enterprises or parts of enterpris-es, participations or intellectual property rights or other types of strategic investments through the issuance of Series B Preferred Shares pursuant to the Investment Agreement.

Artikel 5: Form der Aktien
Die Gesellschaft kann ihre Aktien in der Form von Einzelurkunden, Globalurkunden oder Wertrechte ausgeben und jederzeit ohne Genehmigung der Aktionäre eine bestehende Form in eine andere Form von Aktien umwandeln. Ein Aktionär oder eine Aktionärin hat keinen Anspruch auf Umwandlung seiner oder ihrer Aktien in eine andere Form oder auf Druck und Auslieferung von Urkunden. Mit der Zustimmung des Aktionärs oder der Aktionärin kann die Gesellschaft ausgestellte Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren. Jeder Aktionär und jede Aktionärin können jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm oder ihr gemäss Aktienregister gehaltenen Aktien verlangen.

Article 5: Form of shares
The Company may issue its shares in the form of individual certificates, global certificates and/or uncertificated securities and convert one form into another form of shares at any time and without the approval of the shareholders. A shareholder has no entitlement to demand a conversion of the form of the shares or the printing and delivery of share certificates. With the consent of the shareholder, the Company may cancel issued certificates which are returned to it without replacement. Each shareholder may, however, at any time request a written confirmation from the Company of the shares held by such shareholder, as reflected in the share register of the Company.

Die Gesellschaft kann für die Aktien Bucheffekten schaffen. Die Übertragung von Bucheffekten und die Bestellung von Sicherheiten an Bucheffekten richten sich nach den Bestimmungen des Bucheffektengesetzes. Die Gesellschaft kann als Bucheffekten ausgestaltete Aktien aus dem entsprechenden Verwahrungssystem zurückziehen.	The Company may create intermediated securities for the shares. The transfer of intermediated securities and furnishing of collateral in intermediated securities must conform with the regulations of the Intermediary-Held Securities Act. The Company may withdraw shares issued as intermediary-held securities from the respective custody system.

Wertrechte können, sofern keine Bucheffekten geschaffen wurden, nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an die Gesellschaft.
Uncertified securities (Wertrechte) may only be transferred by way of assignment provided that they are not registered as book-entry securities. In order to be valid, the assignment must be reported to the Company.

Für den Fall, dass die Gesellschaft Aktienzertifikate druckt und ausgibt, müssen die Aktienzertifikate die Unterschrift von mindestens einem zeichnungsberechtigten Verwaltungsrat enthalten. Faksimile-Unterschriften sind erlaubt.	If the Company prints and issues share certificates, such share certificates shall bear the signature of at least one member of the Board of Directors who is authorized to sign. The signatures may be facsimile signatures.
Artikel 6: Aktienbuch und Beschränkung der Übertragbarkeit von Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B
Für die Stammaktien, Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B wird ein Aktienbuch geführt. Darin werden die Eigentümer und Nutzniesser mit Namen und Vornamen (bei juristischen Personen die Firma), Wohnort (bei juristischen Personen der Sitz) und Adresse eingetragen. Wechselt eine im Aktienbuch eingetragene Person ihre Adresse, so hat sie dies der Gesellschaft mitzuteilen.

Article 6: Share register and Transfer Restrictions for Series A Preferred Shares and Series B Preferred Shares
The identity of the owners/usufructuaries of common shares, Series A Preferred Shares and Series B Preferred Shares shall be entered in the share register stating first/last name (for legal entities the company name), domicile (for legal entities the legal domicile) and address. Any person registered in the share register changing its address, must inform the Company accordingly.

Die Übertragung von Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B, ob zu Eigentum oder zu Nutzniessung, bedarf in jedem Falle der Genehmigung durch den Verwaltungsrat. Die Zustimmung kann nur verweigert werden bzw. der Verwaltungsrat ist verpflichtet, die Zustimmung zu verweigern, falls der Erwerber der Kategorie A Eintauschvereinbarung bzw. der Kategorie B Eintauschvereinbarung nicht beitritt.	The transfer of Series A Preferred Shares and Series B Preferred Shares, be it for ownership or usufruct purposes, is in any case subject to the approval by the Board of Directors. The approval can only be refused and the Board of Directors is obliged to refuse approval, respectively, if the acquirer does not accede to the Series A Conversion Agreement or the Series B Conversion Agreement, as applicable.

III. Organisation 1.Generalversammlung Artikel 7: Befugnisse Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unübertragbare Befugnisse zu:	III. Organisation A. General Meeting of Shareholders Article 7: Authorities The General Meeting of Shareholders is the supreme corporate body of the Company. It has the following non-transferable powers:
1.Festsetzung und Änderung der Statuten;	1. to adopt and amend the Articles of Association;
2.Wahl und Abberufung der Mitglieder des Verwaltungsrats, des/der Präsidenten/in des Verwaltungsrats, der Mitglieder des Vergütungsausschusses, der Revisionsstelle und des unabhängigen Stimmrechtsvertreters;
2. to elect and recall the members of the Board of Directors, the Chairman/Chairwoman of the Board of Directors, the members of the Compensation Committee, the Auditors and the Independent Proxy;
1.Genehmigung des Lageberichts und der Konzernrechnung;	3. to approve the management report and the consolidated accounts;
1.Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinns, insbesondere die Festsetzung der Dividende;	4. to approve the annual accounts as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;
1.Genehmigung der Vergütungen des Verwaltungsrats und der Geschäftsleitung gemäss den Artikeln 8, 27 und 28 der Statuten;	5. to approve the compensation of the members of the Board of Directors and the Executive Management pursuant to Articles 8, 27 and 28 of the Articles of Association;
1.Entlastung der Mitglieder des Verwaltungsrats der Geschäftsleitung und des Vergütungsausschusses;	6. to grant discharge to the members of the Board of Directors Executive Management and the Compensation Committee;
1.Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.	7. to pass resolutions regarding issues which are reserved to the General Meeting of Shareholders by law or by the Articles of Association or which are presented to it by the Board of Directors.

Artikel 8: Beschlüsse betreffend Vergütungen Die ordentliche Generalversammlung genehmigt jedes Jahr gesondert die Anträge des Verwaltungsrates in Bezug auf:	Article 8: Resolutions on compensation Each year, the ordinary General Meeting of Shareholders shall approve separately the proposals by the Board of Directors in relation:
a.den maximalen Gesamtbetrag der Vergütung des Verwaltungsrats für die Dauer bis zur nächsten ordentlichen Generalversammlung; und	a.to the aggregate maximum amount of the compensation of the Board of Directors for the term of office until the next ordinary Meeting of the Shareholders; and
den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr.	b.to the aggregate maximum amount of the compensation of the Executive Management for the next financial year.
Lehnt die Generalversammlung einen beantragten Vergütungsbetrag ab, kann der Verwaltungsrat unter Berücksichtigung aller relevanten Umstände einen maximalen Gesamtbetrag festlegen und diesen einer neuen Generalversammlung zur Genehmigung unterbreiten. Diesfalls können die Gesellschaft oder von ihr kontrollierte Gesellschaften, unter Vorbehalt einer späteren Genehmigung durch die Generalversammlung, bereits vorgängig Vergütungen ausrichten.	If the General Meeting of Shareholders does not approve the proposed compensation amount, the Board of Directors may determine the aggregate maximum compensation amount, taking into consideration all relevant circumstances and submit such amount to a new General Meeting of Shareholders for approval. In this case, the Company or companies controlled by it may pay compensation prior to such General Meeting of Shareholders, subject to its subsequent approval.
Die ordentliche Generalversammlung stimmt jedes Jahr konsultativ über den Vergütungsbericht der Gesellschaft ab.	Each year, the ordinary General Meeting of Shareholders shall hold a consultative vote on the Company’s compensation report.
Eine Überschreitung der genehmigten maximalen Gesamtbeträge aufgrund von Wechselkursschwankungen ist unbeachtlich.	Any excess of the approved maximum aggregate amounts, which results from foreign currency exchange rate fluctuations shall be disregarded.

Artikel 9: Zusätzlicher Vergütungsbetrag für neue Mitglieder der Geschäftsleitung
Werden Mitglieder der Geschäftsleitung während einer Vergütungsperiode neu ernannt bzw. Mitglieder befördert, für welche die Generalversammlung den maximalen Gesamtbetrag bereits genehmigt hat, und reicht dieser maximale Gesamtbetrag nicht aus, um die Vergütungen dieser Mitglieder zu decken, sind die Gesellschaft und von ihr kontrollierte Gesellschaften ermächtigt, einen Zusatzbetrag auszurichten. Der Zusatzbetrag (einschliesslich allfälliger Antrittsprämien) darf pro Vergütungsperiode und Mitglied fünfunddreissig Prozent der jeweils letzten genehmigten (maximalen) Gesamtvergütung der Geschäftsleitung nicht übersteigen.

Article 9: Supplementary compensation amount for new members of the Executive Management
In the event that members of Executive Management are newly appointed, or members of the Executive Management are promoted during a compensation period for which the General Meeting of Shareholders has already voted upon and the aggregate maximum compensation approved for such period is not sufficient to cover the compensation of these appointees, the Company or companies controlled by it are authorized to pay or award supplementary compensation. The supplementary amount (including sign-on bonuses, if any) shall, per compensation period and member, not exceed thirty-five percent of the aggregate (maximum) compensation amount for Executive Management last approved.

Artikel 10: Versammlungen
Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt. Zeitpunkt und Ort werden durch den Verwaltungsrat bestimmt.

Article 10: Meetings
The ordinary General Meeting of Shareholders shall be held annually within six months after the close of the business year. The Board of Directors determines the time and location of the General Meeting of Shareholders.

Ausserordentliche Generalversammlungen werden einberufen, so oft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.	Extraordinary General Meetings of Shareholders shall be called as often as necessary, in particular, in all cases required by law.
Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat einzuladen, wenn eine Generalversammlung dies beschliesst oder Aktionäre, die mindestens zehn Prozent des Aktienkapitals vertreten, schriftlich und unter Angabe der Verhandlungsgegenstände und der Anträge eine Einberufung verlangen.	Extraordinary General Meetings of Shareholders shall be convened by the Board of Directors upon a resolution of the General Meeting of Shareholders or if shareholders representing at least ten percent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon.

Artikel 11: Einberufung Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen.	Article 11: Notice The General Meeting of Shareholders shall be convened by the Board of Directors and, if need be, by the Auditors.
Die Einladung erfolgt mindestens 20 Kalendertage vor der Versammlung durch Publikation im Schweizerischen Handelsamtsblatt. In der Einladung sind neben Tag, Zeit und Ort der Versammlung die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrats und der Aktionäre, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben, bekanntzugeben.
Notice of the General Meeting of Shareholders shall be given by publication in the Swiss Official Gazette of Commerce at least 20 calendar days before the date of the meeting. The notice shall state the day, time and place of the meeting, the agenda, the proposals of the Board of Directors and the proposals of the shareholders who have requested the General Meeting of Shareholders or that an item be included on the agenda
Die Eigentümer, Nutzniesser oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten (Universalversammlung). Solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind, kann in dieser Versammlung über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände verhandelt und gültig Beschluss gefasst werden.	The owners, usufructuaries or representatives of all the shares may, if no objection is raised, hold a General Meeting of Shareholders without observing the formal requirements for the convening of the General Meeting of Shareholders (Universal Shareholders Meeting). As long as the owners or representatives of all the shares are present, all subjects falling within the scope of business of the Shareholders Meeting may be validly discussed and decided upon at such meeting.
Spätestens 20 Kalendertage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, der Revisionsbericht und der Vergütungsbericht am Sitz der Gesellschaft zur Einsicht der Aktionäre aufzulegen. In der Einberufung zur Generalversammlung ist auf diese Auflegung und auf das Recht der Aktionäre hinzuweisen, die Zustellung dieser Unterlagen verlangen zu können.	The annual business report, the Auditors' report and the Compensation Report must be submitted for examination by the shareholders at the registered office of the Company at least 20 calendar days prior to the date of the ordinary General Meeting of Shareholders. Reference to such submission and to the shareholders' right to request the conveying of these documents to them shall be included in the notice to the General Meeting of Shareholders.

Artikel 12: Traktanden Der Verwaltungsrat nimmt die Traktandierung der Verhandlungsgegenstände vor.	Article 12: Agenda The Board of Directors shall state the items on the agenda.
Aktionäre, die einzeln oder zusammen mindestens zehn Prozent des Aktienkapitals der Gesellschaft vertreten, können vom Verwaltungsrat die Traktandierung eines Verhandlungsgegenstands verlangen. Das Begehren um Traktandierung ist mindestens 45 Kalendertage vor der Generalversammlung schriftlich unter Angabe des Verhandlungsgegenstands und der Anträge an den/die Präsidenten/in des Verwaltungsrats einzureichen.	Shareholders with voting rights individually or jointly representing at least ten percent of the share capital of the Company may demand that items be put on the agenda. Such demands have to be submitted to the Chairman/Chairwoman of the Board of Directors at least 45 calendar days before the date of the General Meeting of Shareholders and shall be in writing, specifying the item and the proposals.
Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen, welche auch nicht im Zusammenhang mit einem gehörig traktandierten Verhandlungsgegenstand stehen, können keine Beschlüsse gefasst werden, ausser in den gesetzlich vorgesehenen Fällen.	No resolution shall be passed on items proposed only at the General Meeting of Shareholders and which have no bearing on any of the proposed items of the agenda, apart from those exceptions permitted by law.
Artikel 13: Vorsitz, Protokolle
Den Vorsitz der Generalversammlung führt der/die Präsident/in des Verwaltungsrats, bei dessen/deren Verhinderung ein/e Vizepräsident/in des Verwaltungsrats oder ein anderes durch den Verwaltungsrat bestimmtes Mitglied des Verwaltungsrats oder Dritter (der/die "Vorsitzende").

Article 13: Chair, minutes
The General Meeting of Shareholders shall be chaired by the Chairman/Chairwoman of the Board of Directors, or, in his/her absence, by a Vice-Chairman/Vice-Chairwoman of the Board of Directors or another member of the Board of Directors or third party selected by the Board of Directors ("Chairman/Chairwoman").

Der/die Vorsitzende bezeichnet den/die Sekretär/in, der/die nicht Aktionär/in sein muss.	The Chairman/Chairwoman designates a Secretary who does not need to be shareholder.
Der Verwaltungsrat sorgt für die Führung der Protokolle, die vom/von der Vorsitzende/n und vom/von der Sekretär/in zu unterzeichnen sind.	The Board of Directors is responsible for the keeping of the minutes, which are to be signed by the Chairman/Chairwoman and by the Secretary.

Artikel 14: Beschlussfassung Jede Aktie berechtigt, unter Vorbehalt von Artikel 6 der Statuten, zu einer Stimme.	Article 14: Resolutions Subject to Article 6 of the Articles of Association, each share entitles to one vote.
Jede/r Aktionär/in kann sich vom unabhängigen Stimmrechtsvertreter oder von einer anderen Person, die kein(e) Aktionär/in sein muss, vertreten lassen. Der Verwaltungsrat erlässt die Verfahrensvorschriften über die Teilnahme und Vertretung an der Generalversammlung. Über die Anerkennung der Vollmacht entscheidet der/die Vorsitzende.	Each shareholder may be represented by the Independent Proxy or any other person who needs not to be a shareholder. The Board of Directors issues regulations on the procedures of participation and representation at the General Meeting of Shareholders. The Person chairing the General Meeting of Shareholders decides whether a proxy is acceptable or not.
Soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten, fasst die Generalversammlung ihre Beschlüsse und vollzieht ihre Wahlen mit der einfachen Mehrheit der abgegebenen Stimmen, wobei Enthaltungen, leer eingelegte Stimmen und ungültige Stimmen bei der Berechnung des Mehrs nicht berücksichtigt werden.	The General Meeting of Shareholders shall pass its resolutions and carry out its elections with the simple majority of the votes cast, to the extent that neither the law nor the Articles of Association provide otherwise. Abstentions, empty votes and invalid votes will not be taken into account for the calculation of the required majority.
Die Wahlen von Mitgliedern des Verwaltungsrats und des Vergütungsausschusses erfolgen jeweils einzeln.	The members of the Board of the Directors and the members of the Compensation Committee are elected individually.
Der/die Vorsitzende bestimmt das Abstimmungsverfahren. Die Abstimmungen und Wahlen erfolgen – sofern an der Versammlung möglich – mit elektronischen Abstimmungsgeräten. Andernfalls finden Abstimmungen und Wahlen offen statt, es sei denn, dass die Generalversammlung eine schriftliche Durchführung beschliesst oder der/die Vorsitzende sie anordnet.	The Chairman/Chairwoman shall determine the voting procedure. The voting and elections shall be conducted with electronic voting devices– to the extent that this is possible at the Meeting. If not, resolutions or elections will be taken on a show of hands unless a written ballot is held upon resolution of the General Meeting of Shareholders or if the person chairing the General Meeting of Shareholders so directs.
Der/die Vorsitzende kann, sofern seiner/ihrer Meinung nach Zweifel am Abstimmungs- respektive Wahlergebnis bestehen, die Art der Abstimmung oder Wahl ändern. In diesem Fall gilt die vorausgegangene Abstimmung oder Wahl als nicht geschehen.	If the person chairing the General Meeting of Shareholders doubts the results of the vote, he/ she may change the way of voting. In this case, the preceding resolution or election is deemed not to have occurred

Artikel 15: Qualifiziertes Mehr für wichtige Beschlüsse
Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

Article 15: Qualified majority for important resolutions
A resolution of the General Meeting of Shareholders passed by at least two thirds of the represented share votes and the absolute majority of the represented nominal value of the shares is required for:

1.die Einführung, Erleichterung oder Aufhebung der Beschränkung der Übertragbarkeit von Namenaktien;	1. the introduction, easement or abolition of restrictions of the transferability of registered shares;
2.die Einführung von Vorzugs- oder Stimmrechtsaktien;	2. any creation of shares with preferential rights or with privileged voting rights;
3.genehmigte oder bedingte Kapitalerhöhungen;	3. any authorized or conditional capital increases;
4.Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder zwecks Sachübernahme und die Gewährung von besonderen Vorteilen;	4. any increase of capital against the Company's equity, against contributions in kind, or for the purpose of acquiring assets or the granting of special benefits;
5.Einschränkung oder Aufhebung des Bezugsrechts;	5. any limitation or withdrawal of subscription rights;
6.Verlegung des Sitzes oder Änderung der Firma der Gesellschaft;	6. any change of the registered office or corporate name of the Company;
7.Veräusserung des ganzen Vermögens der Gesellschaft oder im Wesentlichen aller Teile davon;	7. any sale of all or substantially all of the assets of the Company;
8.Fusion, Spaltung oder eine ähnliche Reorganisation der Gesellschaft;	8. any merger, demerger or similar reorganization of the Company;
9.Liquidation der Gesellschaft;	9. the liquidation of the Company;
10.Änderung der Maximalzahl der Verwaltungsräte;	10. change of the maximum number of Directors;
11.eine Änderung dieses Artikels 15; und	11. any change to this Article 15; and

12.die weiteren in Artikel 704 Abs. 1 OR sowie im Bundesgesetz über Fusion, Spaltung, Umwandlung und Vermögensübertragung (Fusionsgesetz) vom 3. Oktober 2003 in der jeweils gültigen Fassung genannten Fälle.
12. the other cases listed in article 704 para. 1 CO and in the Federal Act on Merger, Demerger, Conversion and Transfer of Assets (Merger Act) dated 3 October 2003 in the relevant applicable version.
Artikel 16: Unabhängiger Stimmrechtsvertreter Die Generalversammlung wählt einen unabhängigen Stimmrechtsvertreter. Wählbar sind natürliche oder juristische Personen und Personengesellschaften.	Article 16: Independent proxy The General Meeting of Shareholders elects an independent proxy. Natural persons as well as legal entities and partnerships are eligible for election.
Die Amtsdauer des unabhängigen Stimmrechtsvertreters endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig. Seine Pflichten richten sich nach den anwendbaren gesetzlichen Bestimmungen.	The term of office of the Independent Proxy ends with the conclusion of the next ordinary General Meeting of Shareholders. Re-election is permitted. The duties of the Independent Proxy are governed by the relevant statutory provisions.
B. Verwaltungsrat
Artikel 17: Wahl, Amtsdauer, Konstituierung
Der Verwaltungsrat besteht aus mindestens 3, jedoch nicht mehr als 9 Mitgliedern. Die Amtsdauer der Mitglieder des Verwaltungsrats sowie des/der Präsidenten/in entspricht der gesetzlich zulässigen Maximaldauer von einem Jahr und endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig.

B. Board of Directors
Article 17: Election, term of office, constitution
The Board of Directors shall consist of a minimum of 3 members and maximum of 9 members. The term of the members of the Board of Directors as well of the Chairman/Chairwoman shall correspond to the legally permitted maximum term of one year and shall end at the end of the next ordinary General Meeting of Shareholders. Re-election is permitted.

Abgesehen von der Wahl des/der Verwaltungsratspräsidenten/in und der Mitglieder des Vergütungsausschusses konstituiert sich der Verwaltungsrat selbst.	Except for the election of the Chairman/Chairwoman of the Board of Directors and the members of the Compensation Committee, the Board of Directors constitutes itself.
Der Verwaltungsrat bezeichnet den/die Sekretär/in, der/die weder Aktionär/in noch Mitglied des Verwaltungsrats sein muss.	The Board of Directors appoints the Secretary who does not need to be a shareholder or a member of the Board of Directors.

Artikel 18: Oberleitung, Delegation
Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.

Article 18: Ultimate direction, delegation
The Board of Directors is entrusted with the ultimate direction of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association or the regulations.

Der Verwaltungsrat kann die Geschäftsführung oder einzelne Teile derselben sowie die Vertretung der Gesellschaft, an eine oder mehrere natürliche Personen oder Mitglieder des Verwaltungsrats übertragen. Er erlässt das Organisationsreglement und ordnet die entsprechenden Vertragsverhältnisse	The Board of Directors may delegate the management and the representation of the Company wholly or in part to one or several natural persons or members of the Board of Directors. The Board of Directors shall enact the organizational regulations and arrange for the respective contractual relationships.
Artikel 19: Aufgaben Der Verwaltungsrat entscheidet über alle Angelegenheiten, die nicht durch Gesetz, Statuten oder Reglemente einem anderen Organ der Gesellschaft vorbehalten oder übertragen sind.
Article 19: Duties
The Board of Directors is authorized to pass resolutions regarding all matters which are not reserved to another governing body of the Company by law, these Articles of Association or any regulations.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:	The Board of Directors has the following non-transferable and irrevocable duties:
1.Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;	1. to ultimately direct the Company and issue the necessary directives;
2.Festlegung der Organisation;	2. to determine the organization;
3.Ausgestaltung des Rechnungswesens, des internen Kontrollsystems (IKS), der Finanzkontrolle und der Finanzplanung sowie die Durchführung einer Risikobeurteilung;	3. to organize the accounting, the internal control system (ICS), the financial control and the financial planning as well as to perform a risk assessment;

4.Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;	4. to appoint and recall the persons entrusted with the management and representation of the Company and to grant signatory power;
5.Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;	5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law, the Articles of Association, regulations and directives;
6.Erstellung des Geschäftsberichts sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;	6. to prepare the business report, as well as the General Meeting of Shareholders and to implement the latter's resolutions;
7.Erstellung des Vergütungsberichts;	7. to prepare the compensation report;
8.Benachrichtigung des Richters im Falle der Überschuldung;	8. to inform the judge in the event of over-indebtedness;
9.Beschlussfassung über die nachträgliche Leistung von Einlagen auf nicht vollständig liberierte Aktien und daraus folgenden Statutenänderungen;	9. to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares and regarding the amendments to the Articles of Association entailed thereby;
10.Beschlussfassung über die Feststellung von Kapitalerhöhungen, die Erstellung des Kapitalerhöhungsberichts und daraus folgende Statutenänderungen;	10. to pass resolutions confirming increases in share capital, regarding the preparation of the capital increase report and regarding the amendments to the Articles of Association entailed thereby;
11.Prüfung der Einhaltung der gesetzlichen Bestimmungen betreffend Einsetzung, Wahl und fachliche Voraussetzungen der Revisionsstelle;	11. to examine compliance with the legal requirements regarding the appointment, election and the professional qualifications of the Auditors;
12.Abschluss von Verträgen gemäss Artikel 12, 36 und 70 des Fusionsgesetzes.	12. to execute the agreements pursuant to articles 12, 36 and 70 of the Merger Act.

Ist das Amt des/der Präsidenten/in des Verwaltungsrats vakant, ist der Vergütungsausschuss nicht vollständig besetzt oder hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter, so ernennt der Verwaltungsrat jeweils für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung einen Ersatz, welcher – mit Ausnahme des unabhängigen Stimmrechtsvertreters – ein Mitglied des Verwaltungsrats sein muss.	If the office of the Chairman/Chairwoman of the Board of Directors is vacant, the Compensation Committee is not complete or the Company does not have an Independent Proxy, the Board of Directors shall appoint a substitute for the time period until the conclusion of the next ordinary General Meeting of Shareholders that must be – with the exception of the Independent Proxy – a member of the Board of Directors.
Artikel 20: Organisation, Protokolle
Sitzungsordnung, Beschlussfähigkeit (Präsenz) und Beschlussfassung des Verwaltungsrats richten sich nach dem Organisationsreglement. Beschlüsse können auch auf dem Zirkulationsweg per Briefpost, Telefax oder E-Mail gefasst werden, sofern nicht ein Mitglied die mündliche Beratung verlangt. Details regelt das Organisationsreglement.

Article 20: Organization, minutes
The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors shall be in compliance with the organizational regulations. Resolutions can be made by circulation by mail, telefax or e-mail, unless a member requests oral deliberation. The organizational regulations govern the details.

Der/die Vorsitzende hat keinen Stichentscheid.	The Chairman/Chairwoman shall have no casting vote.
Über die Verhandlungen und Beschlüsse des Verwaltungsrats ist ein Protokoll zu führen. Das Protokoll ist vom/von der Vorsitzende/n und vom/von der Sekretär/in des Verwaltungsrats zu unterzeichnen.	Minutes shall be kept of the deliberations and resolutions of the Board of Directors. The minutes shall be signed by the Chairman/Chairwoman and the Secretary of the Board of Directors.
Artikel 21: Vergütungsausschuss
Die Generalversammlung wählt mindestens zwei Mitglieder des Verwaltungsrats in den Vergütungsausschuss. Die Amtsdauer endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig.

Article 21: Compensation committee
The Meeting of Shareholders elects at least two members of the Board of Directors as members of the Compensation Committee. The term of office ends with the conclusion of the next ordinary Meeting of the Shareholders. Re-election is permitted.

Der Vergütungsausschuss unterstützt den Verwaltungsrat in der Überprüfung und Festlegung der Vergütungsstrategie und -politik der Gesellschaft und hat die folgenden Grundaufgaben und Zuständigkeiten im Zusammenhang mit der Vergütung des Verwaltungsrats und der Geschäftsleitung:	The Compensation Committee shall support the Board of Directors in reviewing and establishing the Company's compensation strategy and policy and shall have the following basic tasks and responsibilities in relation to the compensation of the Board of Directors and Executive Management:

1.Anträge zuhanden des Verwaltungsrats betreffend die maximalen Gesamtbeträge der Vergütungen des Verwaltungsrats und der Geschäftsleitung, welche der Generalversammlung zur Abstimmung unterbreitet werden sollen;

1.to propose to the Board of Directors for approval by the General Meeting of Shareholders the aggregate maximum compensation of the Board of Directors and the aggregate maximum compensation of the Executive Management;

2.Antrag zuhanden des Verwaltungsrats betreffend die Zuteilung des von der Generalversammlung genehmigten maximalen Gesamtbetrags der Vergütungen an den Verwaltungsrat;	2.to propose to the Board of Directors the allocation of the aggregate Board compensation approved by the General Meeting of Shareholders;
3.Antrag zuhanden des Verwaltungsrats betreffend Festsetzung der Vergütung des Chief Executive Officers der übrigen Mitglieder der Geschäftsleitung im Rahmen des von der Generalversammlung genehmigten maximalen Gesamtbetrags;

3.to propose to the Board of Directors the compensation of the Chief Executive Officer and the other members of the Executive Management within the framework of the aggregate maximum compensation approved by the General Meeting of Shareholders;

4.Antrag zuhanden des Verwaltungsrats betreffend Festlegung der Ziele und Bestimmung der Zielerreichung im Rahmen der leistungsabhängigen kurzfristigen variablen Vergütung der Geschäftsleitung;	4.to propose to the Board of Directors targets and determination of target achievement under the performance-based short-term variable compensation of the Executive Management;
5.Antrag zuhanden des Verwaltungsrats betreffend Änderung der Statuten mit Bezug auf das Vergütungssystem des Verwaltungsrats und der Geschäftsleitung.	5.to propose to the Board of Directors modifications to the Articles of Association regarding the compensation system for the Board of Directors and Executive Management.
Der Verwaltungsrat regelt die weiteren Aufgaben und Zuständigkeiten des Vergütungsausschusses im Organisationsreglement und im Reglement des Vergütungsausschusses.	The Board of Directors will provide for further duties and responsibilities of the Compensation Committee in the organizational regulations and the regulations of the Compensation Committee.

C. Revisionsstelle
Artikel 22: Revisionspflicht, Wahl und Einsetzung der Revisionsstelle und ihre Aufgaben
Die Generalversammlung wählt eine Revisionsstelle gemäss den Bestimmungen dieses Artikels 22. Die Revisionsstelle ist in das Handelsregister einzutragen.

C.    Auditors
Article 22: Duty of audit, election, appointment and duties of auditors
The General Meeting of Shareholders shall elect the Auditors pursuant to the provisions of this Article 22. The Auditors must be registered in the Commercial Register.

Die Gesellschaft hat ihre Jahresrechnung durch eine Revisionsstelle ordentlich prüfen zu lassen.	The Auditors shall perform a regular audit of the Company's annual financial statements.
Die Amtsdauer der Revisionsstelle beträgt ein Jahr. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Wiederwahl und Abberufung sind jederzeit möglich.	The Auditors' term of office shall be one year. It shall end with the approval of the last annual financial accounts. Re-election and revocation are possible at any time.
Die Revisionsstelle hat die Rechte und Pflichten gemäss Artikel 728 ff. OR.	The Auditors' rights and obligations are those provided for in articles 728 et seq. CO.
IV. Rechnungslegung
Artikel 23: Jahresrechnung und Konzernrechnung
Die Gesellschaft erstellt ihren Geschäftsbericht einschliesslich Jahresrechnung (Einzelabschluss) und Konzernrechnung gemäss den anwendbaren gesetzlichen Vorschriften.

IV. Accounting Principles
Article 23: Annual accounts and consolidated financial statements
The Company prepares its annual report including annual accounts (statutory financial statements) and consolidated financial statements in accordance with applicable law.

Das Geschäftsjahr beginnt am 1. April und endet am 31. März (mit Ausnahme des ersten Geschäftsjahrs, welches am 31. März 2021 endet).	The financial year starts on April 1 and ends on March 31 (except for the first financial year which ends on March 31, 2021).

Artikel 24: Gewinnverteilung Unter Vorbehalt der gesetzlichen Vorschriften über die Gewinnverteilung, insbesondere Artikel 671 ff. OR, steht der Bilanzgewinn zur Verfügung der Generalversammlung.
Article 24: Distribution of profits
Subject to the statutory provisions regarding the distribution of profits, in particular articles 671 et seq. CO, the profits as shown on the balance sheet may be allocated by the General Meeting of Shareholders at its discretion.

Die Dividende darf erst festgesetzt werden, nachdem die dem Gesetz entsprechenden Zuweisungen an die gesetzlichen Reserven abgezogen worden sind. Alle Dividenden, welche innerhalb von fünf Jahren nach ihrer Fälligkeit nicht bezogen worden sind, verfallen zugunsten der Gesellschaft.	The dividend may only be determined after the transfers prescribed by law to the legal reserve funds have been deducted. All dividends unclaimed within a period of five years after their due date shall be forfeited to the Company.
V. Vergütungen und damit zusammenhängende Bestimmungen
Artikel 25: Zulässige weitere Tätigkeiten
Mitglieder des Verwaltungsrats, welche nicht gleichzeitig in der Geschäftsleitung tätig sind, können bis zu vier zusätzliche Mandate (gemäss untenstehender Definition) in börsenkotierten Unternehmen bzw. bis zu zehn Mandate in nicht börsenkotierten Unternehmen wahrnehmen.

V. Compensation and related Provisions
Article 25: Permitted additional activities
The non-executive members of the Board of Directors can have up to four additional Mandates (as defined below) in listed companies and up to ten additional in non-listed companies, respectively.

Die Mitglieder der Geschäftsleitung können, mit vorheriger Zustimmung des Verwaltungsrats, bis zu vier weitere Mandate (gemäss untenstehender Definition), davon zwei in börsenkotierten Unternehmen, wahrnehmen.	The members of the Executive Management may upon prior approval by the Board of Directors have up to four additional Mandates (as defined below), two of which can be in listed companies.
Die folgenden Funktionen unterliegen im Rahmen dieses Artikel 25 nicht den obenstehenden Beschränkungen:	For the purposes of this Article 25 the following functions do not fall under the above restrictions:
1.Mandate in von der Gesellschaft beherrschten Unternehmen;	1. Mandates in entities controlled by the Company;

2.Mandate, die Mitglieder des Verwaltungsrats oder der Geschäftsleitung auf Anordnung der Gesellschaft wahrnehmen. Kein Mitglied des Verwaltungsrats oder der Geschäftsleitung kann mehr als fünf solche Mandate wahrnehmen; und

2.    Mandates a member of the Board of Directors or the Executive Management assumes upon request by the Company, provided that no member of the Board of Directors or Executive Management may hold more than five of such Mandates; and

1.Mandate in Vereinen, Stiftungen, gemeinnützigen Organisationen, Trusts, Personalfürsorgestiftungen oder ähnlichen Institutionen. Kein Mitglied des Verwaltungsrats oder der Geschäftsleitung kann mehr als zehn solche Mandate wahrnehmen.

3.    Mandates in associations, foundations, charitable organisations, trusts, employee welfare foundations or other comparable structures, provided that no member of the Board of Directors or the Executive Management may hold more than ten Mandates in such organizations.

Als "Mandate" im Sinne dieses Artikel 25 gelten Mitgliedschaften in höheren Management- oder Aufsichtsgremien von rechtlichen Einheiten, die zur Eintragung im Schweizerischen Handelsregister oder einem gleichwertigen ausländischen Register verpflichtet sind. Mehrere Mandate in rechtlichen Einheiten, die demselben Konzern angehören bzw. Portfoliogesellschaften (einschliesslich börsenkotierte Unternehmen) einer Private Equity Gruppe (einschliesslich Fonds geführt, beraten oder auf andere Weise kontrolliert durch diese Gruppe) sind, gelten, zusammen mit den Mandaten in rechtlichen Einheiten, (einschliesslich Fonds geführt, beraten oder auf andere Weise kontrolliert durch diese Einheiten), welche dieser Private Equity Gruppe angehören, als ein Mandat. Eine kurzfristige Überschreitung der in diesem Artikel 25 geregelten Begrenzungen ist zulässig.	"Mandate" as used in this Article 25 means memberships in the senior management or oversight bodies of legal units obliged to register themselves in a Swiss commercial register or a foreign equivalent thereof. Several Mandates in legal units belonging to the same consolidated group of companies or several Mandates in legal units constituting portfolio companies (including listed companies) of a private equity investor group (including funds managed, advised or otherwise controlled by such group) are deemed, together with mandates in legal units (including funds managed, advised or otherwise controlled by such units) constituting that private equity investor group, one Mandate. It is admissible to exceed the limitations set forth in this Article 25 for a short period of time.

Artikel 26: Verträge, die den Vergütungen für Mitglieder des Verwaltungsrats und der Geschäftsleitung zugrunde liegen
Die Vereinbarungen mit den Mitgliedern des Verwaltungsrats dauern von der Wahl bis zum Abschluss der nächsten ordentlichen Generalversammlung. Vorbehalten bleiben Rücktritt und Abberufung.

Article 26: Agreements related to the Compensation for Members of the Board of Directors and the Executive Management
The agreements of the members of the Board of Directors shall have a term from election until the conclusion of the next ordinary Meeting of the Shareholders. Resignation or dismissal remains reserved.

Die Arbeitsverträge mit den Mitgliedern der Geschäftsleitung sind in der Regel unbefristet. Die maximale Kündigungsfrist beträgt zwölf Monate. Kommt der Verwaltungsrat oder ein Ausschuss des Verwaltungsrats zum Schluss, dass befristete Verträge eingegangen werden sollen, beträgt die Vertragsdauer höchstens ein Jahr. Erneuerung ist zulässig.
The employment agreements of the members of the Executive Management shall in principle be concluded for an indefinite period. With respect to employment agreements entered into for an indefinite period, the maximum notice period must not exceed 12 months. If the Board of Directors considers a fixed term appropriate, such fixed term shall not exceed one year. Renewal is possible.

Für den Fall, dass das Arbeitsverhältnis beendet wird, kann die Gesellschaft das Mitglied der Geschäftsleitung während der laufenden Kündigungsfrist freistellen oder mit diesem eine Aufhebungsvereinbarung abschliessen.	In the event of termination of the employment agreement, the Company can relieve the member of Executive Management from his/her duties during the notice period or enter into a termination agreement.
Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit den Mitgliedern der Geschäftsleitung Konkurrenzverbote ab Beendigung des Arbeitsverhältnisses vereinbaren. Die gesamte Abgeltung während der Dauer des Konkurrenzverbots darf den Betrag von einem Jahresgehalt (entsprechend dem Durchschnitt des bzw. der während der drei Jahre vor Beendigung des Arbeitsverhältnisses bezahlten Grundgehalts und variablen kurzfristigen Vergütung) nicht übersteigen.	The Company or companies controlled by it may enter into non-competition agreements with members of the Executive Management after termination of employment. The total compensation payable during the term of the non-competition agreement shall not exceed the amount of one annual salary (which is equal to the average base and short-term variable compensation paid in the three years prior to the termination of employment).
Artikel 27: Grundsätze der Vergütungen für die Mitglieder des Verwaltungsrats	Article 27: Principles relating to the compensation of the members of the Board of Directors

Die Mitglieder des Verwaltungsrats erhalten jährlich ein vom Verwaltungsrat auf Empfehlung des Vergütungsausschusses festgesetztes und von der Generalversammlung vorgängig im Rahmen des maximalen Gesamtbetrags genehmigtes Pauschalhonorar.	The members of the Board of Directors shall receive an annual retainer as determined by the Board of Directors upon recommendation by the Compensation Committee, subject to prior approval by the Meeting of the Shareholders.
Der Verwaltungsrat kann bestimmen, dass nicht geschäftsführende Mitglieder des Verwaltungsrats verlangen können, dass ihnen ein Teil ihres Pauschalhonorars in Aktien ausbezahlt wird. Zudem kann der Verwaltungsrat bestimmen, dass das Pauschalhonorar ganz oder teilweise in gesperrten Aktien oder aktienbasierten Instrumenten ausgerichtet wird. In diesem Fall legt er deren Bedingungen einschliesslich betreffend Wartefrist, Ausübung und Verwirkung fest. Der Verwaltungsrat kann auch die Verlängerung, die Verkürzung oder den Wegfall von Ausübungs- und Vesting-Voraussetzungen als Folge gewisser vordefinierter Ereignisse vorsehen.	The Board of Directors may determine that non-executive members of the Board of Directors shall have the right to elect that part of their annual retainer be paid in shares, and/or the retainer be in whole or in part paid in the form of blocked shares or equity based instruments, in which case it shall determine the conditions, including blocking periods, exercise and forfeiture conditions. The Board may provide for extension, acceleration or removal of vesting and exercise conditions in case of certain predefined events.
Vergütungen können durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	Compensation may be paid by the Company or companies controlled by it.
Artikel 28: Grundsätze der Vergütungen für die Mitglieder der Geschäftsleitung
Die Geschäftsleitungsmitglieder erhalten eine fixe Vergütung bestehend aus Grundgehalt, Beiträgen an Vorsorgeeinrichtungen oder ähnlichen Leistungen sowie gegebenenfalls andere Bar- oder Sachleistungen. Zudem können die Mitglieder der Geschäftsleitung leistungsabhängige kurz- und langfristige variable Vergütungen erhalten.

Article 28: Principles of compensation relating to the members of the Executive Management
Members of the Executive Management shall receive a fixed compensation consisting of a base salary, contributions to pension schemes or similar benefits and, where applicable, other benefits in cash or kind. In addition, members of Executive Management are eligible for performance based short-term variable compensation and long-term variable compensation.

Die kurzfristige variable Vergütung basiert auf der Erreichung von Leistungszielen, die üblicherweise über eine Jahresfrist gemessen werden. Die Leistungsziele beruhen auf Unternehmens- und Geschäftsbereichszielen, funktionalen Zielen und individuellen Zielen. Die jährliche Zielgrösse der variablen Vergütung wird als Prozentsatz des Grundgehalts festgelegt. Abhängig von der Zielerreichung kann die kurzfristige variable Vergütung einen vordefinierten Multiplikator der Zielgrösse betragen. Die kurzfristige variable Vergütung kann in bar ausgerichtet werden.	The short-term variable compensation shall be based on the achievement of performance targets which are generally measured over a one-year period. Performance targets are based on enterprise and business unit, functional and individual goals. The annual target level shall be determined as a percentage of the base salary. Depending on achieved performance, the compensation may amount up to a pre-determined multiplier of target level. Short-term variable compensation can be awarded in cash.

Die langfristig variable Vergütung orientiert sich an Leistungswerten, welche die strategischen Ziele und/oder finanziellen Ziele der Gesellschaft und/oder die Entwicklung des Aktienkurses der Gesellschaft berücksichtigen und deren Erreichung sich in der Regel aufgrund eines mehrjährigen Zeitraums bemisst. Die jährliche Zielhöhe der langfristig variablen Vergütung wird in Prozenten des Grundgehalts festgelegt; je nach erreichten Leistungswerten kann sich die Vergütung auf einen vordefinierten Multiplikator der Zielhöhe belaufen. Der Verwaltungsrat oder der Vergütungsausschuss legt Zuteilungsbedingungen, Vesting-Bedingungen, Ausübungsbedingungen und -fristen sowie allfällige Sperrfristen und Verfallsbedingungen fest. Er kann vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse, wie einem Kontrollwechsel oder der Beendigung eines Arbeitsverhältnisses, Ausübungsbedingungen und -fristen, Vesting-Bedingungen und Sperrfristen verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die langfristig variable Vergütung kann in der Form von Aktien, Optionen oder vergleichbaren Instrumenten oder Einheiten ausgerichtet werden.
The long term variable compensation orients itself on performance metrics that take into account strategic objectives and/or financial objectives of the Company and/or the development of the share price of the company and the achievement of which is generally measured based on a multiannual period. The annual target level of the long term variable compensation elements is determined as a percentage of the base salary; depending on achieved performance, the compensation may amount to up to a predetermined multiplier of target level. The Board of Directors or the Compensation Committee shall determine the conditions for the allocation, vesting conditions, the conditions and deadlines for the exercise thereof, and any retention periods or conditions of expiration. It may provide that, contingent upon  the occurrence of certain events determined in advance, such as a change in control or the termination of an employment relationship, that the conditions and deadlines for the exercise of rights, or retention periods, or vesting conditions are to be shortened or cancelled, that remuneration is to be paid based on an assumption of the achievement of target values, or that remuneration is to be forfeited. Long term variable compensation may be awarded in the form of shares, options or equivalent instruments or units.

Vergütungen können durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	Compensation may be paid by the Company or companies controlled by it.
Artikel 29: Kredite und Vorsorgepläne Es werden keine Darlehen oder Kredite an Mitglieder des Verwaltungsrats oder der Geschäftsleitung gewährt.	Article 29: Credit and pension schemes No loans or credits shall be granted to the members of the Board of Directors or Executive Management.

Die Verwaltungsratsmitglieder, die nicht auch Mitglieder der Geschäftsleitung sind, nehmen nicht an den Vorsorgeeinrichtungen der Gesellschaft teil. Die Mitglieder der Geschäftsleitung sind berechtigt, an den Vorsorge- und Pensionsplänen teilzunehmen.	The members of the Board of Directors not serving in the Executive Management shall not participate in the Company's pension and retirement plans. The members of the Executive Management are eligible to participate in the Company's retirement and pension schemes.
VI. Beendigung
Artikel 30: Auflösung und Liquidation
Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.

VI. Liquidation
Article 30: Dissolution and liquidation
The General Meeting of Shareholders may at any time resolve the dissolution and liquidation of the Company in accordance with the provisions of the law and of the Articles of Association.

Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.	The liquidation shall be carried out by the Board of Directors to the extent that the General Meeting of Shareholders has not entrusted the same to other persons.
Die Liquidation der Gesellschaft erfolgt nach Massgabe der Artikel 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.	The liquidation of the Company shall take place in accordance with articles 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.
Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt.	After all debts have been satisfied, the net proceeds shall be distributed among the shareholders in proportion to the amounts paid-in.
VII. Benachrichtigungen, Sprache der Statuten, Rechtskosten und Schiedsgericht
Artikel 31: Mitteilungen und Bekanntmachungen
Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt. Der Verwaltungsrat kann weitere Publikationsorgane bestimmen.

VII.     Information, Language of the Articles of Association, Legal Cost and Arbitration
Article 31: Notices and announcements
The publication instrument of the Company is the Swiss Official Gazette of Commerce. The Board of Directors may designate further means of publication.

Mitteilungen der Gesellschaft an die Aktionäre sowie andere Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt.	Notices by the Company to the shareholders and other announcements shall be published in the Swiss Official Gazette of Commerce.
Artikel 32: Sprache der Statuten Im Falle eines Widerspruchs zwischen der deutschen und jeder anderen Fassung dieser Statuten ist die deutsche Fassung massgeblich.
Article 32: Language of the Articles of Association
In the event of deviations between the German version of these Articles of Association and any version in another language, the German authentic text prevails.

Artikel 33: Kosten in Rechtsverfahren
Die Gesellschaft kann Verwaltungsrats- und Geschäftsleitungsmitglieder für Kosten, die im Zusammenhang mit rechtlichen, regulatorischen oder ähnlichen Verfahren entstehen, ihnen entsprechende Vorschüsse leisten.

Article 33: Costs in legal proceedings
The Company may grant advances to members of the Board of Directors and Executive Management for costs incurred in connection with legal, regulatory or similar proceedings.

Die Gesellschaft kann die Mitglieder des Verwaltungsrats sowie der Geschäftsleitung aus dem Gesellschaftsvermögen im Rahmen des gesetzlich Zulässigen schadlos halten für Forderungen, Kosten, Verluste, Schäden, Bussen, und sonstige Auslagen, welche ihnen im Zusammenhang mit ihrer Tätigkeit für die Gesellschaft entstehen bzw. gegen diese erhoben werden.	The Company is authorized to indemnify and hold harmless to the extent permitted by applicable law each of the members of the Board of Directors and the Executive Management out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in connection with their service on behalf of the Company.

Artikel 34: Schiedsklausel
Gesellschaftsrechtliche Streitigkeiten werden durch ein Schiedsgericht mit Sitz in Zürich, Schweiz, beurteilt. Das Schiedsgericht besteht aus drei Schiedsrichtern. Das Schiedsverfahren wird in Englisch durchgeführt.
Diese Schiedsklausel ist gegenüber allen Aktionären, der Gesellschaft und den Organen der Gesellschaft verbindlich.
Das Schiedsverfahren unterliegt den Vorschriften der Schiedsgerichtsordnung der Internationalen Handelskammer (ICC), die am Datum der Einreichung des Schiedsantrages gemäss der vorgenannten Schiedsordnung in Kraft sind.

Article 34: Arbitration
Corporate litigations shall be resolved by an arbitration court with its seat in Zurich, Switzerland. The number of arbitrators shall be three. The arbitral proceedings shall be conducted in English.
This arbitration clause shall be binding on all shareholders of the Company, the Company itself and the corporate bodies of the Company.
The arbitration proceedings shall be resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce in force on the date on which the request for arbitration is submitted in accordance with these rules.

VIII. Übergangsbestimmungen
Artikel 35: Sacheinlagen
Anlässlich der Kapitalerhöhung vom 28. August 2020 übernimmt die Gesellschaft gemäss Sacheinlagevertrag I datiert per 28. August 2020, Sacheinlagevertrag III datiert per 28. August 2020 und Sacheinlagevertrag IV datiert per 28. August 2020 insgesamt 37’574’865 Namenaktien der Global Blue Group AG, Wangen-Brüttisellen, Schweiz, (CHE-218.820.653), mit einem Nennwert von je CHF 0.01, (zusammen "GBG Aktien") von total 55 Sacheinlegern. Im Gegenzug erhalten die Sacheinleger gesamthaft 124’550’238 neue auf den Namen lautende Stammaktien der Gesellschaft, mit einem Nennwert von je CHF 0.01, ("Stammaktien") zu einem Ausgabebetrag von CHF 0.01 pro Stammaktie und 23'717'989 neue, wandelbare, auf den Namen lautende Vorzugsaktien der Kategorie A, mit einem Nennwert von je CHF 0.01, ("Vorzugsaktien") zu einem Ausgabebetrag von CHF 0.01 pro Vorzugsaktie. Im Einzelnen erfolgen von folgenden Sacheinlegern folgende Einlagen von GBG Aktien mit folgender Bewertung im Gegenzug für folgende Anzahl neue Stammaktien und Vorzugsaktien:

VIII. Transitional Provisions
Article 35: Contributions in Kind
At the occasion of the capital increase of 28 August 2020 the company receives according to the capital contribution agreement I dated as per 28 August 2020, the capital contribution agreement III dated as per 28 August 2020 and the capital contribution agreement IV dated as per 28 August 2020 in the aggregate 37’574’865 registered shares in Global Blue Group AG, Wangen-Brüttisellen, Switzerland, (CHE-218.820.653), with a nominal value of CHF 0.01 each, (together "GBG Shares") from in total 55 contributors. In return, the contributors in total receive 124’550’238 new registered, fully paid-in common shares of the Company, each with a nominal value of CHF 0.01, ("Common Shares") at an issue price of CHF 0.01 per Common Share and 23,717,989 new registered, fully paid-in series A convertible preferred shares, each with a nominal value of CHF 0.01, ("Preferred Shares") at an issue price of CHF 0.01 per Preferred Share. In detail the following contributors make the following contributions in kind of GBG Shares with the following valuations in return for the following number of new Common Shares and Preferred Shares:

Sacheinleger Contributor	GBG Aktien GBG Shares	Bewertung Valuation (CHF)	Stammaktien Common Shares	Vorzugsaktien Preferred Shares
Antfin (Hong Kong) Holding Limited Hong Kong	2’967’655	113’618’854.08	12’500’000	--
Jorge Casal Vich, Schweiz	202’372	7’748’370.54	713’711	138’695
Loic Jenouvrier Dully, Schweiz	93’038	3’562’216.47	328’120	63’763
Fabio Ferreira Wien, Österreich	42’872	1’641’472.20	151’198	29’382
Gregory Gelhaus Singapore, Singapur	16’784	642’617.55	59’193	11’502
Jeremy Henderson-Ross Founex, Schweiz	15’353	587’832.12	54’146	10’522
Tomas Mostany Cardano al Campo VA, Italien	41’425	1’586’059.56	146’095	28’389
Pier Francesco Nervini St Sulpice, Schweiz	42’332	1’620’783.36	149’293	29’011
James Morris London, Grossbritannien	20’395	780’867.36	71’928	13’976
Jeremy Taylor Rovinka, Slowakei	22’729	870’240.24	80’160	15’576
Laurent Delmas Paris, Frankreich	20’016	766’359.72	70’591	13’717
Damian Cecchi Nyon, Schweiz	14’844	568’343.16	52’351	10’173
Pedro da Silva Genf, Schweiz	20’066	768’277.71	70’767	13’752
Guillaume Van Lierde Genf, Schweiz	13’221	506’194.83	46’627	9’060
Richard Menzinsky Mies, Schweiz	13’575	519’748.02	47’875	9’303

Ronald Christen Männedorf, Schweiz	12’194	466’880.58	43’005	8’357
Helena Hardaway Nyon, Schweiz	8’013	306’796.59	28’260	5’491
Alexandre Vukanovic Estavayer-le-Lac, Schweiz	8’013	306’796.59	28’260	5’491
Philippe Bartscherer Landschlacht, Schweiz	1	36.36	4	0
Thomas Bucknall London, Grossbritannien	20’066	768’277.71	70’767	13’752
Richard Brown Basingstoke, Hampshire, Grossbritannien	17’695	677’495.88	62’405	12’127
Gianpaolo Carugo Paderno Dugnano MI, Italien	3’698	141’585.84	13’042	2’534
Luca Zaffaroni Legnano MI, Italien	3’701	141’694.92	13’052	2’536
Stefano Rizzi Milano MI, Italien	2’000	76’574.16	7’054	1’370
Nigel Dasler Auckland, Neuseeland	36’301	1’389’879.18	128’024	24’878
Jan Moller Central Singapore, Singapur	14’602	559’071.36	51’497	10’007
Puay Hiang Tan Singapore South East, Singapur	19’346	740’707.74	68’228	13’258
Khalil Achkar Divonne-les-Bains, Frankreich	27’834	1’065’693.42	98’163	19’075
Livia Černáková Bratislava, Slowakei	3’231	123’705.81	11’395	2’214
Viktor Kletzer Wien, Österreich	33’980	1’301’015.34	119’838	23’288
Malin Kockum Wien, Österreich	11’667	446’700.78	41’147	7’995
Klaus List Wien, Österreich	7’642	292’588.92	26’951	5’237

Astrid Polivka Wien, Österreich	7’553	289’180.17	26’637	5’176
Jiří Macas Nová Bystřice, Tschechien	3’972	152’075.70	14’008	2’722
Allan Timlin Singapore, Singapur	1’669	63’893.61	5’886	1’143
Gavin Ingram Singapore, Singapur	16’745	641’126.79	59’055	11’476
Sakinah Sharif Central Singapore, Singapur	4’745	181’672.74	16’735	3’251
Zuzana Gregorova Bratislava, Slowakei	5’023	192’317.13	17’715	3’442
Iveta Benková Bratislava, Slowakei	1’898	72’665.46	6’694	1’300
Thorsten Lind Duisburg, Deutschland	22’288	853’351.02	78’604	15’274
Luis Jose Llorca Lizaso Madrid, Spanien	1’669	63’893.61	5’886	1’143
Birgitta Falk Billdal, Schweden	15’042	575’924.22	53’049	10’309
Manfred Schmiedl Tulln, Österreich	5’131	196’453.08	18’096	3’516
Eric Herrmann Wien, Österreich	1’249	47’813.40	4’405	855
Alejandro Buero Buenos Aires, Argentinien	2’525	96’672.15	8’905	1’730
Mathieu Grac Grand Lancy, Schweiz	941	36’023.67	3’319	644
Roxane Dufour Carouge, Schweiz	2’208	84’537.00	7’787	1’513
Nathan Brown Pagewood, Australien	2’525	96’672.15	8’905	1’730
Yann Mortreux Paris, Frankreich	4’055	155’248.11	14’301	2’778

Casimir Ehrnrooth Helsinki, Finnland	345	13’207.77	1’217	236
Henrietta Varju Podkowa Leśna Masovian, Polen	899	34’414.74	3’170	616
Estera Trust (Jersey) Limited St. Helier, Jersey	202’593	7’756’833.33	714’491	138’846
Jacques Stern London, Grossbritannien	294’678	11’282’562.54	1’039’249	201’957
SL Globetrotter LP Grand Cayman, Caymaninseln	23’502’920	899’826’576.18	72’888’417	16’107’708
Global Blue Holding LP Grand Cayman, Caymaninseln	9’697’531	371’277’105.87	34’200’560	6’646’193

Anlässlich der Kapitalerhöhung vom 28. August 2020 übernimmt die Gesellschaft gemäss Sacheinlagevertrag V datiert per 28. August 2020 insgesamt 100 % Mitgliedschaftsanteile an der an der Global Blue US Holdco LLC, Delaware, USA, mit einer Bewertung von CHF 288'830'732.22, wofür Continental Stock Transfer & Trust Company, New York, USA, als Sacheinleger im Gegenzug 31'774'558 neue Stammaktien zu einem Ausgabebetrag von CHF 0.01 pro Stammaktie erhält.

At the occasion of the capital increase of 28 August 2020 the company receives according to the capital contribution agreement V dated as per 28 August 2020 in the aggregate 100 % membership interests in Global Blue US Holdco LLC, Delaware, USA with a valuation of CHF 288,830,732.22, for which Continental Stock Transfer & Trust Company, New York, USA, as contributor in return receives 31,774,558 new Common Shares at an issue price of CHF 0.01 per Common Share.

Artikel 36: Sachübernahme
Die Gesellschaft erwirbt und übernimmt gemäss Aktienkauf- und -abtretungsverträgen I bis IV datiert per 28. August 2020 die folgenden Namenaktien der Global Blue Group AG, Wangen-Brüttisellen, Schweiz, (CHE-218.820.653), mit einem Nennwert von je CHF 0.01, ("GBG Aktien") zu folgenden Kaufpreisen von folgenden Verkäufern:

Article 36: Acquisition of Assets
The company acquires with share purchase and assignment agreements I through IV dated as per 28 August 2020 the following registered shares in Global Blue Group AG, Wangen-Brüttisellen, Switzerland, (CHE-218.820.653), with a nominal value of CHF 0.01 each, ("GBG Shares") at the following purchase prices from the following sellers:

Verkäufer Seller	Anzahl GBG Aktien Number of GBG Shares	Kaufpreis Purchase Price (in CHF)
Jorge Casal Vich, Schweiz	58'392	2'235'580.66
Loic Jenouvrier Dully, Schweiz	42'377	1'622'434.61
Fabio Ferreira Wien, Österreich	22'827	873'948.48

Gregory Gelhaus Singapore, Singapur	10'976	420'224.23
Jeremy Henderson-Ross Founex, Schweiz	9'926	380'024.21
Tomas Mostany Cardano al Campo VA, Italien	11'950	457'514.54
Pier Francesco Nervini St Sulpice, Schweiz	12'212	467'545.40
James Morris London, Grossbritannien	5'883	225'234.98
Jeremy Taylor Rovinka, Slowakei	9'887	378'531.07
Laurent Delmas Paris, Frankreich	13'089	501'121.99
Damian Cecchi Nyon, Schweiz	4'282	163'939.52
Pedro da Silva Genf, Schweiz	5'789	221'636.12
Guillaume Van Lierde Genf, Schweiz	3'814	146'021.79
Richard Menzinsky Mies, Schweiz	3'916	149'926.94
Ronald Christen Männedorf, Schweiz	3'518	134'689.22
Helena Hardaway Nyon, Schweiz	2'312	88'516.62
Alexandre Vukanovic Estavayer-le-Lac, Schweiz	2'312	88'516.62
Philippe Bartscherer Landschlacht, Schweiz	12'416	475'355.69

Thomas Bucknall London, Grossbritannien	5'789	221'636.12
Richard Brown Basingstoke, Hampshire, Grossbritannien	5'105	195'448.68
Gianpaolo Carugo Paderno Dugnano MI, Italien	1'066	40'812.59
Luca Zaffaroni Legnano MI, Italien	1'067	40'850.88
Stefano Rizzi Milano MI, Italien	576	22'052.58
Nigel Dasler Auckland, Neuseeland	10'474	401'004.79
Jan Moller Central Singapore, Singapur	4'213	161'297.80
Puay Hiang Tan Singapore South East, Singapur	5'582	213'710.97
Khalil Achkar Divonne-les-Bains, Frankreich	18'204	696'953.53
Livia Černáková Bratislava, Slowakei	931	35'644.02
Viktor Kletzer Wien, Österreich	14'781	565'901.45
Malin Kockum Wien, Österreich	5'074	194'261.82
Klaus List Wien, Österreich	3'323	127'223.50
Astrid Polivka Wien, Österreich	3'285	125'768.64
Jiří Macas Nová Bystřice, Tschechien	1'728	66'157.75

Allan Timlin Singapore, Singapur	725	27'757.16
Gavin Ingram Singapore, Singapur	7'284	278'873.30
Sakinah Sharif Central Singapore, Singapur	2'063	78'983.47
Zuzana Gregorova Bratislava, Slowakei	2'185	83'654.33
Iveta Benková Bratislava, Slowakei	824	31'547.45
Thorsten Lind Duisburg, Deutschland	9'694	371'141.92
Luis Jose Llorca Lizaso Madrid, Spanien	725	27'757.16
Birgitta Falk Billdal, Schweden	6'543	250'503.57
Manfred Schmiedl Tulln, Österreich	2'731	104'558.34
Eric Herrmann Wien, Österreich	815	31'202.87
Alejandro Buero Buenos Aires, Argentinien	1'650	63'171.46
Mathieu Grac Grand Lancy, Schweiz	615	23'545.73
Roxane Dufour Carouge, Schweiz	1'443	55'246.32
Nathan Brown Pagewood, Australien	1'650	63'171.46
Yann Mortreux Paris, Frankreich	2'651	101'495.48

Casimir Ehrnrooth Helsinki, Finnland	224	8'576.00
Henrietta Varju Podkowa Leśna Masovian, Polen	586	22'435.44
Estera Trust (Jersey) Limited St. Helier, Jersey	0	0
Jacques Stern London, Grossbritannien	100’442	3’845’495.83
SL Globetrotter LP Grand Cayman, Caymaninseln	1’296’838	49’650’396.52
Global Blue Holding LP Grand Cayman, Caymaninseln	535’086	20’486’161.01
Total	2'291'850	87'745'162.67

_____________________________________
Jacques Stern, Mitglied des Verwaltungsrates

Schedule B – Subscription Form

Zeichnungsschein

Subscription Form

der
of
Global Blue Group Holding AG
(Global Blue Group Holding Ltd)
mit Sitz in Wangen-Brüttisellen, Schweiz
with registered offices in Wangen-Brüttisellen, Switzerland
("Gesellschaft")
("Company")
Die Unterzeichnete, [CK Opportunities Fund I, LP], zeichnet hiermit in Kenntnis der Statuten der Gesellschaft anlässlich der Erhöhung des Aktienkapitals der Gesellschaft aus genehmigten Kapital und unter Bezugnahme auf die Beschlüsse des Verwaltungsrats vom [Datum] [●] [Stammaktien/Vorzugsaktien der Kategorie B] der Gesellschaft zum Nennwert von je CHF 0.01 und zum Ausgabebetrag von insgesamt USD [●] (entsprechend CHF [●] je gezeichnete [Stammaktie/Vorzugsaktie der Kategorie B]).

The undersigned, [CK Opportunities Fund I, LP], having regard to the articles of association of the Company, at the occasion of the increase of the share capital of the Company from authorized capital and with reference to the resolutions to be taken by the board of directors on [date], herewith subscribes [●] [Common Shares/Series B Preferred Shares] of the Company, with a nominal value of CHF 0.01 each, at an aggregate issue price of USD [●] (corresponding to CHF [●] per subscribed [Common Share/Series B Preferred Share]).

Die Unterzeichnete verpflichtet sich hiermit bedingungslos, die dem gesamten Ausgabebetrag der von ihr gezeichneten [Stammaktien/Vorzugsaktien der Kategorie B] entsprechende Einlage durch Einzahlung von insgesamt USD [●] (entsprechend CHF [●] je gezeichnete [Stammaktie/Vorzugsaktie der Kategorie B]) auf ein Kapitaleinzahlungskonto der Gesellschaft bei der [UBS Switzerland AG, Bahnhofstrasse 45, 8001 Zürich], zu leisten. Dadurch werden die [Stammaktien/Vorzugsaktien der Kategorie B] der Gesellschaft vollständig liberiert.

The undersigned herewith unconditionally commits to make a cash contribution of in the total amount of USD [●] (corresponding to CHF [●] per subscribed [Common Share/Series B Preferred Share]), on a capital increase account of the company with [UBS Switzerland AG, Bahnhofstrasse 45, 8001 Zurich]. Thus, the [Common Shares/Series B Preferred Shares] of the Company are fully paid up.

Dieser Zeichnungsschein ist gültig bis am [●]. Die deutsche Fassung dieses Zeichnungsscheins ist massgebend.

This subscription form is valid until [●]. The German version of this subscription form shall prevail.

Datum: Date:________________________

CK Opportunities Fund I, LP
By: CK Opportunities GP, LLC, its general partner

__________________
Laura Torrado
Authorized Signatory

__________________
Tom LaMacchia
Authorized Signatory

Schedule C –Organizational Regulations Amendment

GLOBAL BLUE GROUP HOLDING AG

Organizational Regulations
of the Board of Directors
and
Charters of the Board Committees

(Organisationsreglement)

1.     ARTICLE 1 – SCOPE OF REGULATIONS
1.1    Basis
These organizational regulations ("Regulations") are adopted by the board of directors (the "Board of Directors" or "Board", each member of the Board, a "Director") of Global Blue Group Holding AG (the "Company") pursuant to Articles 18 of the Company's articles of association (the "Articles of Association").
1.2    Scope
These by-laws and their annexes provide for the rules on the functions and competences of the following corporate bodies and persons:
•the Board;
•the chairman or chairwoman (the "Chairman/Chairwoman") and secretary (the "Secretary") of the Board;
•the standing committees of the Board (the "Board Committees");
•the chief executive officer ("CEO") and the Global Blue Group executive committee of the management ("Executive Management", each member of the Executive Management, including the CEO, an "Executive"); and
•the internal audit function ("Internal Audit"),
•and constitute at the same time the Company's fundamental organizational rules in the sense of Article 716b of the Swiss Code of Obligations ("CO").
1.3    Company Structure
The Company is a holding company which directly or indirectly owns a global group of companies that conduct the tourism shopping tax refund business (such group of companies, the "Group"). To ensure proper functioning of the business of the Group in the interests of the Company and its shareholders and to comply with various requirements imposed by relevant laws and regulatory authorities, the Board shall supervise and, where necessary and appropriate, provide overall strategic direction for the business of the Group.
2.    ARTICLE 2 – ORGANIZATION IN GENERAL
2.1    Duty of Care and Loyalty
Each Director or Executive is under the duty to carry out his/her responsibilities with due care and to safeguard and further the interests of the Group, the Company and its shareholders, including the creation of long-term value.

2.2    Conflicts of Interest
Each Director or Executive shall be mindful of any actual or potential conflict of interest when arranging his/her personal and business affairs. The fact that a Director has been nominated by (i) SL Globetrotter LP (together with each person to which any such nomination right is assigned from time to time, a "Principal Shareholder"), respectively, in accordance with the terms of the Relationship Agreement, dated August 31 2020, as amended from time to time (the "Relationship Agreement"), or (ii) [CK Vehicle] ("Investor"), in accordance with the terms of the investment agreement between the Company and CK Opportunities Fund I, LP, dated [5] May 2022, as amended from time to time (the "Investment Agreement"), does in itself not constitute a conflict of interest pursuant to Swiss law.
Each Director or Executive must promptly disclose any change in circumstances, including a material change of his/her personal, business or professional affiliations or responsibilities that might give rise to an actual or potential conflict of interest.
Disclosure must be made by:
(a)the Chairman/Chairwoman to the chairperson of the Nomination and Compensation Committee; and by
(b)a Director or the CEO to the Chairman/Chairwoman; and by
(c)a non-CEO Executive to the CEO.
The Chairman/Chairwoman, the CEO and the chairperson of the Nomination and Compensation Committee, respectively, must review the disclosures and inform the Board and the Executive Management, respectively, with a corresponding proposal for appropriate mitigating measures, if any.
The Board and the Executive Management, respectively, shall, following consultation with outside counsel if deemed necessary, determine appropriate measures to address any actual or potential conflict of interest, which may include requiring a Director to recuse himself or herself from a Board meeting.
In case of a resolution on an item requiring a Qualified Majority (as defined below) and for which one or several Directors nominated by a Principal Shareholder is/are conflicted, an affirmative vote of the Director(s) is required (by way of two separate resolutions, one adopted by the non-conflicted Directors and one adopted with the participation of the conflicted Director(s)).
In case of a resolution on the Reserved Matters (as defined below) and for which the Director nominated by the Investor is conflicted, an affirmative vote of such Director is required (by way of two separate resolutions, one adopted by the non-conflicted Directors and one adopted with the participation of the conflicted Director).
2.3    Confidentiality
Each Director and Executive keeps at all times strictly confidential all information – except information already in the public domain or disclosure of information that occurs in accordance with the terms of the Relationship Agreement or the Investment Agreement, as applicable – relating to the Company and/or the Group, which the member has learned during the exercise of the duties. This obligation and duty continues even after the expiration of the term of office or the employment relationship.
Upon request by the Company, documents of the Company and/or the Group must be returned or destroyed by the Director and Executive, respectively, at the latest on expiry of the term of office or employment relationship. If required, e.g. in case of legal proceedings, the Director and Executive, respectively, can access relevant documents at the office of the Secretary.
3.    ARTICLE 3 - MEETINGS OF THE BOARD, THE BOARD COMMITTEES AND THE EXECUTIVE MANAGEMENT
3.1    No Representation
A Director or Executive who is not able to participate in a Board, Board Committee or an Executive Management meeting may not be represented by another Director or Executive or any other person.
3.2    Quorum and Majority Requirements
Unless stated otherwise in these Regulations, the presence in person, by telephone, by video conference or other technical means of a majority of the members is required for any meeting.
If the chair does not participate, the meeting will be chaired by the deputy or, in his/her absence, by any member appointed by the other members as ad hoc chair.
Subject to Articles 3.3, 4.4 and 8, resolutions require the affirmative majority of the votes cast. If an item is, however, not on the agenda of a Board meeting, resolutions are passed by an affirmative vote of a majority of all Directors, including (for so long as the Sponsor and Partners Group together directly or indirectly hold at least 25% of the voting rights in the Company from time to time, the vote of at least one Director representing SL Globetrotter LP (the "Qualified Majority").

The term Sponsor means Silver Lake Technology Management, LLC, Silver Lake Group, LLC and/or any general partner, manager or investment adviser affiliated with such person (and/or any fund, company or co-investment scheme which is controlled directly or indirectly by such person or of which such person is, directly or indirectly, the general partner, manager or investment adviser and the term Partners Group means Partners Group AG, its affiliates and/or any investment vehicle managed or advised by Partners Group AG or its affiliates or any other entity managed, advised and/or owned or controlled directly or indirectly by Partners Group AG and/or any affiliates thereof.
In the event of a tie on any issue, (i) in a Board Committee, the full Board decides the issue, and (ii) in the Executive Management, the CEO decides the issue.
3.3    Circular Resolutions
A proposal for a circular resolution must be communicated to all members, giving a deadline of at least 3 business days for responding, and is only deemed to have passed if:
(a)    the proposed resolution is approved with the Qualified Majority; and
(b)    no member requests a meeting within the deadline for responding in relation to the subject matter of the proposed resolution.
A circular resolution must be recorded under a separate heading in the minutes of the following meeting.
3.4    Secretary / Minutes
The Board and the Board Committees each appoint a secretary, who need not be a member of the respective bodies. The secretaries of the Board and the Board Committees, and the general counsel in case of the Executive Management, keep the meeting minutes, which contain all resolutions adopted at the meeting and the key decision-making factors.
3.5    Board Observer
The Investor shall have the right to appoint a person to attend all meetings of the Board in an observer role (the "Board Observer") in accordance with the terms of the Investment Agreement.
The Board Observer shall not have the right to vote at the Board meetings. The Board Observer may be excluded from any portion of a meeting of the Board if required by law (including to avoid antitrust issues).

The rules set forth in Articles 2.1 (Duty of Care and Loyalty), 2.2 (Conflicts of Interest) and 2.3 (Confidentiality) apply mutatis mutandis to the Board Observer.
4.    ARTICLE 4 – BOARD OF DIRECTORS
4.1    Duties of the Board
The Board is the ultimate executive body of the Company.
It shall resolve all business matters which are not reserved to the authority of the General Meeting or to other executive bodies of the Company by law, the Articles of Association, or these Regulations.
In particular, the Board has the following duties:
(a)    The ultimate direction of the business, including, without limitation, the taking of resolutions and the giving of overall guidance or, if necessary or deemed appropriate, of instructions regarding the following matters (where applicable, the duties of the Board are further defined and specified in internal regulations):
•The strategy upon recommendation of the Executive Management.
•The entry into new areas of activity and withdrawal from existing areas of business; acquisitions and divestments of companies, participations in companies or businesses, or incorporations or liquidations of companies or businesses, if such matters are of fundamental significance to the business of the Group.
•The opening and closing down of sites of fundamental significance to the business of the Group.
•The initiation and settlement of legal proceedings of fundamental significance to the business of the Group.
•The setting of financial targets for the Group.
•The review and approval of corporate policies that are fundamental to the Group, as determined by the Chairman/Chairwoman and the CEO.
•The adoption from time to time of further regulations and, if necessary or deemed appropriate, instructions regarding the organization of the Group business and the duties and responsibilities of the executive bodies.
(b)    The determination of the organization of the Company and the Group upon proposal by the CEO or otherwise taking into consideration the recommendations of the CEO and Executive Management.
(c)    The manner of governance of the Group.

(d)    The regular review of the Group’s culture.
(e)    The review of the Group’s risk management system and of the most significant risks and how these are managed.
(f)    The determination of the Group’s accounting system, financial controls and financial planning.
(g)    Approval of the Group's annual budget and any amendments/modifications thereof.
(h)    The review and approval of the annual report of the Company and of the Group, including the compensation report.
(i)    The nomination or appointment, removal, determination of duties and responsibilities, and succession plans of the following persons (subject to the powers of the General Meeting):
•Board Committee members and chairpersons;
•CEO;
•Other Executives;
•Independent proxy; and
•Such other persons as the Board may determine, from time to time, as having significant impact on the business of the Group.
(j)    The composition of the Board, including the appropriate skills and experiences to be considered in succession planning.
(k)    The designation of those persons who have signatory power for the Company and the manner in which such persons may sign on behalf of the Company.
(l)    The ultimate supervision of the persons entrusted with the management of the business, specifically in view of their compliance with laws, the Articles of Association, these Regulations and other applicable regulations, directives and instructions.
(m)    The preparations for the General Meeting and carrying out the resolutions of the General Meeting, including the preparation of the proposals to the General Meeting related to the compensation of the Board and of the Executive Management and to the compensation report, as per the Articles of Association.
(n)    The notification of the court if liabilities exceed assets.
(o)    The adoption of (i) resolutions concerning an increase of the share capital to the extent that such power is vested in the Board (article 651 paragraph 4 CO), as well as (ii)

resolutions concerning confirmation of capital increases and related amendments to the Articles of Association and (iii) resolutions pertaining to the issue of common shares under the Company's existing authorized capital or, following the introduction by the Company of a capital band (Kapitalband) pursuant to Article 653s et seq. of the revised Swiss Code of Obligations (coming into force on 1 January 2023), its available share capital within the capital band in order to comply with share delivery obligations in connection with (x) the warrants issued by the Company to former holders of warrants of Far Point Acquisition Corporation in connection with the listing of the Company, (y) conversion rights and warrants granted in connection with debt instruments and loans issued by the Company or one of its subsidiaries from time to time, (z) the Series A Preferred Shares and the Series B Preferred Shares, respectively and (zz) the employee equity plans of the Company and the issue of Series B Preferred Shares to implement preferred dividend resolutions adopted by the general meeting. The adoption of confirmatory resolutions pursuant to this paragraph (o) are exempted from the presence requirement outlined in Article 3.2 so that presence and approval by one Director shall be sufficient for such resolutions.
(p)    The determination of (i) the compensation strategy and the principles, structure and design of compensation plans for the Executive Management, (ii) the long-term incentive/equity plans, (iii) the compensation amount for the Directors and for the Executive Management to be presented to the shareholders for approval, (iv) of the terms of employment of the CEO and other members of the Executive Management, (v) the determination of the compensation of the Executive Management as well as their good or bad leaver status under applicable bonus and equity plans in case of termination of employment and (vi) the Group and divisional financial, strategic and operational targets and the evaluation of target achievement.
(q)    The determination of (i) whether or not a Director is independent, and (ii) whether or not the members of the Finance and Audit Committee meet the financial literacy and expertise standards.
(r)    The approval of other business, if such business exceeds the authority delegated from time to time by the Board to the Board Committees or to the Executive Management.
4.2    Delegation of Management
Where not stipulated as a Board responsibility by law, the Articles of Association or these Regulations, the Board delegates the management of the business to the Executive Management, pursuant and subject to these Regulations.

4.3    Meetings / Agenda
The Board meets at the invitation of the Chairman/Chairwoman as often as may be required.
Invitations for Board meetings contain the meeting agenda and are sent out at least five business days in advance, except for urgent matters. Also, any Director may request a meeting for a specific purpose or the inclusion of a certain item on the agenda.
4.4    Qualified Majority Requirements
The Qualified Majority of the Board of Directors is required for the following items:
(a)    to issue shares or convertible debt instruments with pre-emptive rights or advance subscription rights (in case of convertible debt) being restricted or excluded;
(b)    to issue shares or convertible debt instruments convertible into shares representing more than 10% of the existing share capital of the Company if pre-emptive rights and advance subscription rights, respectively, are not limited;
(c)    any transaction or agreement between the Company (and any of its subsidiaries) and (i) a Principal Shareholder or Partners Group or (ii) any person, entity or business organization directly or indirectly controlling, controlled by or under common control with a Principal Shareholder and Partners Group, respectively, except for:
•any agreement entered by the Company prior to or in connection with the listing of the Company; and
•transactions with portfolio companies of the Sponsor and Partners Group, respectively, on an arm’s length basis and entered into by the Company (or its subsidiaries) in the ordinary course of their business.
In this paragraph 4.4(c) the term control, controlling or controlled shall be construed based on and in accordance with Art. 963 Section 2 CO.
(d)    any resolution of the Board of Directors having the potential effect of or resulting in the Board of Directors consisting of more or less than 9 members;
(e)    proposal to the general meeting to amend or modify the Articles of Association in respect of the provisions dealing with the appointment or removal of directors;
(f)    amendment or modification of the Regulations and the Committee Charters; and

(g)    voluntary delisting of the Company from a major stock exchange, except in the context of a change of control of the Company.
4.5    Reserved Matters
With effect from Preferred First Closing (as defined in the Investment Agreement) and for so long as the Investor directly or indirectly holds at least 5% of the voting rights in the Company, the resolutions of the Board of Directors on the following matters require an affirmative vote of the Director nominated by the Investor:
(a)    Material amendments to the Regulations or committee charters pertaining to the proposal by the Board of Directors to the general meeting regarding the election of the Director nominated by the Investor and the membership of such Director in one of the permanent committees of the Board of Directors, and which amendments have an adverse and disproportionate impact on the Investor (or the Director nominated by the Investor) as compared to a Principal Shareholder (or any Director nominated by a Principal Shareholder);
(b)    Material amendments to the provisions of the Articles of Association pertaining to the appointment or removal of Directors that have an adverse and disproportionate impact on the Investor (or the Director nominated by the Investor) as compared to a Principal Shareholder (or any Director nominated by a Principal Shareholder); and
(c)    Any amendment to this Article 4.5.
In addition, with effect from Preferred Second Closing (as defined in the Investment Agreement) and for so long as the Investor directly or indirectly holds at least 5% of the voting rights in the Company, the resolutions of the Board of Directors on the following matters require an affirmative vote of the Director nominated by the Investor:
(d)    For so long as (i) the Sponsor or any of its affiliates (including, for the avoidance of doubt, the Principal Shareholder), and (ii) Partners Group or any of its affiliates or Global Blue Holding L.P. jointly hold (directly or indirectly) at least 50% of the voting rights in the Company from time to time, transactions between the Sponsor or Partners Group or any of their respective affiliates, on one hand, and the Company and its affiliates on the other hand, other than on an arm’s length basis, unless approved by the majority of all Directors excluding the Directors nominated by the Principal Shareholder, Global Blue Holding L.P. (or any affiliate of the Sponsor or Partners Group); and
(e)    Voluntary delisting of the Company from a major stock exchange, except in the context of a change of control of the Company;

4.6    Right to Request Information
Directors have full and unrestricted access to the management and employees of the Group in the execution of their duties.
4.7    Independent Advisors
The Board has the authority to retain independent advisors for any matters within the scope of its responsibilities.
4.8    Evaluation of Board Performance
The Board conducts an annual evaluation of the performance of the Board, of the Board Committees and of the Chairman/Chairwoman.
4.9    Board Committees
The Board may establish ad hoc Board Committees and has the following permanent Board Committees:
•Finance and Audit Committee, and
•Nomination and Compensation Committee
The composition and duties of the permanent Board Committees are set forth in Appendix I.
4.10    Chairman/Chairwoman
In addition to other duties described in these Regulations and the Articles of Association, the Chairman/Chairwoman has the following duties:
(a)    Provides leadership to the Board in its governance role, coordinates the tasks within the Board;
(b)    Coordinates, together with the chairpersons of the Board Committees, the work of the Board Committees;
(c)    Establishes and keeps a close working relationship with the CEO, provides advice and support while respecting the fact that the day-to-day management responsibility is delegated to the Executive Management led by the CEO;
(d)    Promotes effective relationships and communication between the Board, the CEO and the Executive Management;

(e)    Takes the lead in crisis situations;
(f)    Together with the CEO, ensures effective communication with shareholders, other stakeholders and the general public; and
(g)    Works closely with the CEO in evaluating Executives and in establishing succession plans for key management positions.
5.    ARTICLE – EXECUTIVE MANAGEMENT
5.1    CEO
In addition to other duties that may be assigned by the Board, the CEO, supported by the Executive Management, has the following duties:
(a)    Leads the development of the strategy of the Group's business;
(b)    Directs, reviews and approves the business plans developed by Executive Management.
(c)    Overall responsibility for the management and performance of the business;
(d)    Leads the Executive Management;
(e)    Builds and maintains an effective Executive Management and proposes adequate succession planning to the Board; and
(f)    Represents the Company, in coordination with the Chairman/Chairwoman, with major customers, financial analysts, investors and the media.
5.2    Executive Management
The Executive Management is led by the CEO. It consists of such members as appointed by the Board.
5.3    Duties of the Executive Management
The Executive Management is responsible for the management of the business. In particular, and without limitation, the Executive Management has the following duties:
(a)    Contributes to the development of the strategy of the business together with and under the leadership of the CEO;

(b)    Develops and implements the business plans, policies and processes to achieve the strategic objectives and financial targets of the Group;
(c)    Regularly assesses the achievement of the targets for the business;
(d)    Submits proposals to the Board or to one of the Board Committees for approval for items requiring such approval based on these Regulations or further internal regulations;
(e)    Implements the decisions taken by the Board or the Board Committees;
(f)    Prepares and submits quarterly and annual reports for the attention of the Board or the Board Committees, and keeps the Board or the Board Committees informed of all matters of fundamental significance to the business and/or that are relevant to allow the Board or the Board Committees to fully perform their duties;
(g)    Develops and implements modifications to the organization of the business to ensure efficient operation of the business and achievement of optimized consolidated results;
(h)    Ensures appropriate external stakeholder management, including an effective internal and external communication strategy;
(i)    Ensures that management capacity, financial and other resources are provided and used efficiently;
(j)    Reports immediately to the Board any matter requiring prompt Board attention; and
(k)    Deals with such other matters as are delegated by the Board or a Board Committee to the Executive Management.
6.    ARTICLE 6 – INTERNAL AUDIT
The Group’s Internal Audit shall:
(a)    carry out operational and system audits, assist the organizational units in the accomplishment of objectives by providing an independent approach to the evaluation, improvement, and effectiveness of their risk management and internal control framework. All organizational units of the Group are subject to audit;
(b)    prepare reports regarding the audits it has performed, and report to the Finance and Audit Committee and to the CEO material irregularities, whether actual or suspected, without delay; and

(c)    perform such other functions and audits as assigned to it by the Board, the Finance and Audit Committee or the CEO from time to time.
7.    ARTICLE 7 – MISCELLANEOUS
7.1    Signing Authority
The Board shall determine and grant the signing authority for the Board, the members of the Executive Management and for other persons to sign on behalf of the Company.
7.2    Reporting of Directorships
All members of the Board are required to report the directorships and consulting agreements as well as any changes in directorships or consultantships and when there is a change in their principal employment to the Company's general counsel, who will report this to the Nomination and Compensation Committee. Directorships and consultantships relating to portfolio companies of a fund or funds managed, advised or controlled, directly or indirectly, by Silver Lake Technology Management, L.L.C or its affiliates, Partners Group or [CK Vehicle] need only be reported on an annual basis.
7.3    Expense Reimbursement
The Directors shall be reimbursed for their reasonable expenses, including travel cost.
8.    ARTICLE 8 – EFFECTIVENESS AND AMENDMENTS
The Regulations come into effect on [●], 2022.
Subject to Article 4.5, the Regulations may only be amended or replaced by the Board by way of Qualified Majority.

Appendix I:
Charter Finance and Audit Committee
Charter Nomination and Compensation Committee

Schedule E – List of Subsidiaries

1.Global Blue Group II GmbH
2.Global Blue Group AG
3.Global Blue Holding Limited
4.Global Blue Acquisition BV
5.Global Blue Holding BV
6.Global Blue Holland BV
7.Global Blue SA
8.Global Blue Currency Choice Service Europe AB
9.Global Blue Currency Choice Singapore Pte Ltd
10.Global Blue Commercial Consulting Beijing Co Ltd
11.Global Blue Service Company Singapore Pte Ltd
12.Global Blue Bahamas Ltd
13.Global Blue (Thailand) Co Ltd
14.GBFTSP - Finance And Technology Services Portugal, Unipessoal LDA
15.Global Blue Kazakhstan LLP
16.Refund Suisse AG
17.RFND Digital GmbH
18.Global Blue d.o.o
19.Global Blue Pazarlama Destek ve Teknoloji Hiz.A.S.
20.ZZGB Holding Limited
21.ZigZag Global Limited
22.ZigZag Global EOOD
23.ZigZag Global LLC
24.ZigZag Global GmbH
25.Global Blue Cross Border SA
26.Global Blue Malaysia Sdn. Bhd
27.Global Blue TFS Japan Co Ltd
28.Global Blue Japan Co Ltd
29.Global Blue Service Cie Italy SRL
30.Global Blue Commercial Consulting Shanghai Co Ltd
31.Global Blue Service Company Austria GmbH
32.Global Blue Currency Choice Italia SRL
33.Global Blue Currency Choice Australia Pty Ltd
34.Currency Select Pty Ltd
35.Currency Select New Zealand Ltd
36.Global Blue South Africa Pty Ltd
37.Europass
38.Global Blue Ventures Ltd
39.Kinphire Ltd
40.Yocuda UK Holdings Ltd
41.Yocuda UK Services Ltd
42.Yocuda Europe Ltd
43.Yocuda Network UK Ltd
44.Yocuda Ltd
45.eReceiptsLtd
46.Global Blue Holding
47.Global Blue Lebanon SAL
48.Global Blue France
49.Cash Paris
50.Global Blue Administration Center North Oy
51.Global Blue Sweden Holdings AB
52.Global Blue Finland Oy
53.Global Blue Holdings AB
54.Global Blue Sverge AB
55.Global Blue Service AB
56.Global Blue Czech Republic s.r.o.

57.Global Blue Korea Co. Ltd
58.Global Blue Currency Choice Korea Co Ltd
59.Global Blue Polska Sp z.o.o
60.Global Blue Australia Pty Ltd
61.Global Blue Eesti OÜ
62.Global Blue Cyrpus Ltd
63.Global Blue d.o.o
64.UAB Global Blue Lietuva
65.Global Blue Croatia d.o.o
66.Global Blue Slovakia s.r.o.
67.Global Blue Latvija SIA
68.Global Blue à Islandi HF
69.Global Blue Argentina SA
70.Global Blue Argentina SA Surcursal Uruguay (Branch)
71.Global Blue Maroc SA
72.Global Blue Turistik Hitzmetier AS
73.Global Blue Russia Holding
74.Global Blue LLC
75.Global Blue New Holdings UK Limited
76.Global Blue Services Company UK Ltd
77.Global Blue Singapore Pte Ltd
78.Global Blue India Holding Company Pte Ltd
79.Global Blue (UK) Limited
80.Global Blue Tax Free Ireland Ltd
81.Global Blue New Holdings Germany GmbH
82.Global Blue Schweiz AG
83.Global Blue Currency Choice Schweiz AG
84.Global Blue Deutschland GmbH
85.Global Blue Luxembourg SA
86.Global Blue Peru S.A.C
87.First Currency Choice Hong Kong Limited
88.Global Blue Aquisition Espana SA
89.G. Blue Espana S
90.Global Blue Espana SA
91.Global Blue Marketing Services Limited
92.Global Blue Austria GmbH
93.Digital Export Validation GmbH
94.Global Blue Norge AS
95.Global Blue Belgium NV
96.Global Blue Hellas SA
97.Global Refund Portugal LdA
98.Global Blue Danmark AS
99.Global Blue Italia Srl

Schedule F - Form of Affiliate Joinder Agreement

The undersigned is executing and delivering this Affiliate Joinder Agreement pursuant to that certain Investment Agreement, dated as of 5 May 2022 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Investment Agreement”) by and between (i) Global Blue Group Holding AG, a Swiss corporation (the “Company”), and (ii) CK Opportunities Fund I, LP (the “Investor Holder”). Capitalized terms used but not defined in this Affiliate Joinder Agreement shall have the respective meanings ascribed to such terms in the Investment Agreement.
By executing and delivering this Affiliate Joinder Agreement to the Investment Agreement, the undersigned hereby adopts and approves the Investment Agreement and agrees, effective commencing on the date hereof to become a party to the Investment Agreement as the “Investor Holder” and to be bound by and comply with the provisions of, the Investment Agreement applicable to the Investor Holder, in the same manner as if the undersigned were an original signatory to the Investment Agreement; provided that nothing in the foregoing shall release CK Opportunities Fund I, LP from its rights and obligations under the Investment Agreement.
The administrative details of the undersigned for the purposes of Clause 13 (Notices) are as follows:
Address:    [●]
Email:        [●]
Attention:    [●]
The undersigned acknowledges and agrees that Clauses 16 (Miscelleanous) and 17 (Governing Law and Jurisdiction) are incorporated herein by reference, mutatis mutandis.
Accordingly, [●] has executed and delivered this Affiliate Joinder Agreement as of __________________ 2022

(Signature)

Address:    ____________________________
        ____________________________
        ____________________________

Email address:    ____________________________

Exhibit 99.1

GLOBAL BLUE ANNOUNCES $225 MILLION STRATEGIC GROWTH EQUITY INVESTMENT FROM CERTARES AND KNIGHTHEAD

Eysins, Switzerland, 6 May 2022

Global Blue Group Holding AG (NYSE: GB and GB.WS), the leading strategic technology and payments partner that empowers retailers to improve their performance while enhancing the shoppers’ experience, is pleased to announce it has entered into an investment agreement with CK Opportunities Fund I, LP (“CK Opportunities”), an investment fund co-managed by Certares Opportunities LLC (“Certares”), a global travel, tourism and hospitality investment firm, and Knighthead Opportunities Capital Management, LLC (“Knighthead”), a leading credit investment management firm. The agreement is subject to Global Blue shareholder approval at the Company’s Extraordinary General Meeting, expected to take place by June 2022.

CK Opportunities has agreed to invest $225 million, of which $180 million is for Series B preferred shares and $45 million is for common shares. The new Series B preferred shares will be issued at a price of $8.50 per share, a premium of approximately 62% to yesterday’s closing price of $5.24. The Series B preferred stock will carry a 5% annual pay-in-kind dividend rate and are convertible into approximately 21 million registered common shares on a one-for-one and basis. The $45 million of common stock will be issued at yesterday’s closing price, translating to approximately 9 million shares.

CK Opportunities’ as-converted ownership in Global Blue will be just over 13% of the total issued share capital on a fully-diluted basis following the issuance of all of the new Series B preferred shares and registered common shares.

Global Blue intends to use the funds to continue pursuing strategic add-on acquisitions in omnichannel Retail Technology and to fund working capital requirements associated with the significant recovery underway in its core Tax-Free Shopping business, after two years of reduced activity due to the Covid-19 pandemic.

Certares’ and its affiliates’ global reach into the travel and tourism industry, deep portfolio of travel assets, and domain expertise is expected to create new opportunities for Global Blue. Knighthead’s expertise in credit and liquidity solutions to fund growth will help Global Blue capture a greater share of the market as travel continues to recover. Tom Klein, Senior Managing Director of Certares who will join the board of Global Blue, has three decades of operating and investing experience in the travel and tourism tech ecosystem, including as CEO and President of Sabre Inc.

Jacques Stern, Global Blue CEO said: “We are excited to welcome our new investors, Certares and Knighthead, a great combination of travel investors and innovative capital providers. This investment will enable Global Blue to take full advantage of the anticipated robust travel recovery while continuing to pursue our external and internal growth plans in Payment and Retail Tech.”

Tom Klein of Certares added: "Global Blue is a company benefiting from secular growth; particularly in the luxury retail market; cyclical recovery, and accelerating opportunities as omnichannel retailers increasingly adopt new solutions from strategic tech partners like Global Blue. We, and our partners at Knighthead, look forward to working with Global Blue's exceptional management team to help drive value for Global Blue's shareholders and stakeholders."

A copy of the agreement can be obtained from the Securities and Exchange Commission’s website at www.sec.gov or the investor section of the Company’s website at Global Blue Group Holding AG - Investor Relations.

INVESTOR RELATIONS CONTACTS
Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212 – Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

•Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience
•Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction
•Complementary RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni-channel customer journey, both in-store and online

In addition, our data and advisory services offer a strategic advisory to help retailers identify opportunities for growth, while our shopper experience and engagement solutions provide data-driven solutions to increase footfall, convert footfall to revenue and enhance performance.

For more information, visit http://www.globalblue.com/corporate/

Pre-pandemic figures FY 2019-20

ABOUT CERTARES

Established in 2012, Certares focuses on direct investments in proprietary transactions, leveraging deep sector experience in the travel and hospitality industries, with a consistent emphasis on partnership with management teams to drive growth and manages approximately $8 billion of assets. Certares brings together a team with decades of both operational and investment experience in private equity, travel, tourism, hospitality and travel-related business and consumer services. For more information, please visit certares.com.

ABOUT KNIGHTHEAD

Founded in 2008, Knighthead is a diversified credit platform which specializes in credit analysis, sourcing, trading, and restructuring. Knighthead has worked to create a stable base of capital to support the business and manages approximately $9 billion of assets across a variety of investment vehicles including a long/short evergreen hedge Fund, several closed-end credit vehicles, a dedicated Real Estate Lending business and an insurance asset management business. Knighthead has offices in New York, Greenwich CT, and West Palm Beach, FL. For further information, please visit www.knighthead.com.

FORWARD-LOOKING STATEMENTS

Some of the statements in this press release constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to Global Blue’s operations and business environment, all of which are difficult to predict and many of which are beyond Global Blue’s control. Forward-looking statements include information concerning Global Blue’s possible or assumed future results of operations, including descriptions of Global Blue’s business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described below in the “Summary Risk Factors,” in “Item 3. Key Information—D. Risk Factors” and elsewhere in Global Blue’s Annual Report on Form 20-F/A for the fiscal year ended March 31, 2021 and those described from time to time in Global Blue’s future reports to be filed with the Securities and Exchange Commission.

These risks could cause actual results to differ materially from those implied by forward-looking statements in this press release. Global Blue may not be able to complete the proposed transaction on the contemplated terms or other acceptable terms or at all because of a number of factors, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement governing the proposed transaction.

You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Global Blue to predict these events or how they may affect Global Blue. Global Blue does not undertake any obligation to update or revise any forward-looking statements after the date of this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Source: Global Blue